Hughes
Hubbard

RECEIVED

2006 NOV 28 P 3:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE


06018855

Reed LLP
rk Plaza
104-1482
37-6000
22-4726
ard.com

Ellen S. Friedenberg
Direct Dial: 212-837-6465
frieden@hugheshubbard.com

November 27, 2006

FEDERAL EXPRESS

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

Very truly yours,

Ellen Friedenberg

ESF:bam

Enclosure

11/29

CHUGAI PHARMACEUTICAL CO., LTD.
1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103 8324, Japan

November 14, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Act"), Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

Pursuant to Rule 12g3-2(b)(1)(iv) under the Act, the Company is submitting as Exhibit C hereto an update of the information called for by Rule 12g3-2(b)(1)(ii), mainly as a result of recent amendments to stock exchange rules.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: *Hiroshi Takahashi*

Name: Hiroshi Takahashi
Title: General Manager of
General Affairs Department

Enclosure

File Number: 82-34668

RECEIVED
2006 NOV 28 P 3:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit A

Additional Rule 12g3-2(b) Documents

A. **English Language Documents.**

None.

B. **Japanese Language Documents.**

1. Semi-annual securities report, dated September 8, 2006, for the six-month period ended June 30, 2006 (brief description of which is set forth in Exhibit B)

2. Brief announcement of interim consolidated financial statements (non-audited) for the first half of fiscal year 2006.12 ended June 30, 2006, dated July 31, 2006, (English translation as Attachment 1)

3. Brief announcement of interim non-consolidated financial statements (non-audited) for the first half of fiscal year 2006.12 ended June 30, 2006, dated July 31, 2006, (English translation as Attachment 2)

4. Fiscal year 2006.12 supplementary materials for consolidated interim financial results for the period ended June 30, 2006 (English translation as Attachment 3)

5. FY 2006 interim consolidated financial overview (materials for explanation), dated July 31/August 1, 2006 (English translation as Attachment 4)

6. FY 2006 interim consolidated financial overview (materials for presentation), dated July 31/August 1, 2006 (English translation as Attachment 5)

7. Overview of R&D activities, dated July 31/August 1, 2006 (English translation as Attachment 6)

8. Overview of consolidated company performance (non-audited) for the third quarter of fiscal year 2006, dated October 24, 2006 (English translation as Attachment 7)

9. FY 2006 3Q consolidated financial overview, dated October 24, 2006 (English translation as Attachment 8)

10. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

    a. Document concerning a Company Split (Chugai Pharmaceutical Co., Ltd. (split company) and Chugai Pharma Manufacturing Co., Ltd. (successor company)), dated May 1/June 19, 2006 (brief description of which is set forth in Exhibit B)

b. Document titled "Flash Report of the Interim Financial Results for the Fiscal Term ended June 30, 2006" dated July 18, 2006 (English translation as Attachment 9)

c. Document titled "Revision of Interim Financial Outlook for Fiscal Year 2006 (January 1-December 31, 2006)" dated July 18, 2006 (English translation as Attachment 10)

d. Document titled "F. Hoffmann-La Roche Announces 2006 Half Year Results" dated July 20, 2006 (English translation as Attachment 11)

e. Document titled "Co-Development and Co-Marketing Agreement Secured for the Antiresorptive Bisphosphonate R484" dated September 12, 2006 (English translation as Attachment 12)

f. Document titled "F. Hoffmann-La Roche Announces Third Quarter Sales 2006" dated October 17, 2006 (English translation as Attachment 13)

11. Semi-annual business report for the six-month period ended June 30, 2006 (brief description of which is set forth in Exhibit B)

12. Articles of Incorporation (English translation as Attachment 14)

13. Commercial Register (brief description of which is set forth in Exhibit B)

14. Confirmation of the adequacy of semi-annual securities report (for the six-month period ended June 30, 2006), dated September 8, 2006 (brief description of which is set forth in Exhibit B)

[End]

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Semi-annual Securities Report, dated September 8, 2006, for the six-month period ended June 30, 2006

Under the Securities and Exchange Law of Japan (the "Securities Law"), the Company is required to file with the Kanto Local Financial Bureau a Semi-annual Securities Report within three months following the end of the first six months of each fiscal year, i.e., June 30. A Semi-annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the above-referenced Semi-annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, major shareholders, development of its stock price and management, for the six months ended June 30, 2006. The interim financial statements for the six months ended June 30, 2006 are also included in the report (an English translation of such interim financial statements is included in the brief announcements of interim consolidated and non-consolidated financial statements for the first half of fiscal year 2006.12 ended June 30, 2006, which are submitted herewith as Attachments 1 and 2, and the supplementary materials for consolidated interim financial results for the period ended June 30, 2006, which is submitted herewith as Attachment 3).

2. Document concerning a Company Split (Chugai Pharmaceutical Co., Ltd. (split company) and Chugai Pharma Manufacturing Co., Ltd. (successor company)), dated May 1/June 19, 2006

Under the Commercial Code of Japan, the Company is required to keep the document concerning a Company Split for 6 months from a Company Split Date at its head office. Under the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation"), it is filed by the Company with the Tokyo Stock Exchange, on which the Company's common stock is listed, and made public by the Tokyo Stock Exchange.

The information contained in the above-referenced document includes, *inter alia*, the process of the Company Split and the amount of assets/debts which were transferred. The major information about the Company Split is included in the document titled "Notice Concerning the Segregation of the Production Business Through A Company Split" dated February 9, 2006, which was submitted to the Securities and Exchange Commission on March 13, 2006.

3. Semi-annual Business Report for the six-month period ended June 30, 2006

A Semi-annual Business Report is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors.

The information contained in the above-referenced Semi-annual Business Report includes, *inter alia*, a brief summary of the Company's business conditions, its financial statements, a brief summary of its stock and a brief summary of the Company. The major information about its business conditions and its financial statements is included in the brief announcements of interim consolidated and non-consolidated financial statements for the first half of fiscal year 2006.12 ended June 30, 2006, which are submitted herewith as Attachments 1 and 2.

4. Commercial Register

Commercial Register is administered by Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office, number of issued shares, amount of capital and names of representative directors, directors and statutory auditors.

5. Confirmation of the Adequacy of Semi-annual Securities Report (for the six-month period ended June 30, 2006), dated September 8, 2006

Under the Timely Disclosure Regulation, the Company is required to file with the Tokyo Stock Exchange a Confirmation of the Adequacy of a Semi-annual Securities Report, and such should be done, without delay, after the Company files its Semi-annual Securities Report. A Confirmation of the Adequacy of a Semi-annual Securities Report filed by the Company is made public by the Tokyo Stock Exchange under the Timely Disclosure Regulation.

[End]

Exhibit C

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
1)	Annual securities report (including audited financial statements) and any amendment thereto (in Japanese)	Within three months after the end of the fiscal year (December 31)	Articles 24, 24-2(1) and 25 of the Securities and Exchange Law of Japan (the "Securities Law")
2)	Semi-annual securities report (including interim financial statements) and any amendment thereto (in Japanese)	Within three months after the end of the interim period (June 30)	Articles 24-5(1), 24-5(5) and 25 of the Securities Law
3)	Securities registration statement and any amendment thereto, or shelf registration statement, any amendment thereto and supplemental documents thereto (in Japanese) (if any)	Prior to the offering or sale of securities as stipulated in the Securities Law	Articles 4, 5, 7, 23-3, 23-4, 23-8 and 25 of the Securities Law
4)	Extraordinary report and any amendment thereto (in Japanese) (if any)	Without delay after the occurrence of certain events designated in the Securities Law	Articles 24-5(4), 24-5(5) and 25 of the Securities Law
5)	Registration of take-over bid and any amendment thereto (in Japanese) (if any)	Prior to such take-over bid	Articles 27-3, 27-8, 27-14 and 27-22-2(2) of the Securities Law
6)	Opinion statement report concerning take-over bid and any amendment thereto (in Japanese) (if any)	Promptly after the target company of the take-over bid makes public or represents to its shareholders an opinion regarding such take-over bid	Articles 27-10 and 27-14 of the Securities Law
7)	Report concerning take-over bid and any amendment thereto (in Japanese) (if any)	Promptly after completion of such take-over bid	Articles 27-13 and 27-14 of the Securities Law
8)	Report as to acquisition of its own	If a resolution concerning	Articles 24-6 and 25

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	shares by the Company and any amendment thereto (in Japanese) (if any)	acquisition of its own shares is adopted at a general meeting of shareholders or a meeting of the board of directors, the status of such acquisition shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders or a meeting of the board of directors as required by the Company Law of Japan (the "Company Law"), by the 15th day of the month following each such month	of the Securities Law
9)	Report on bulk holding and any change or amendment thereto (if any)	Within five business days after the Company has obtained more than five percent of shares (including certificates of stock acquisition rights, bonds with stock acquisition rights, etc.) of any other listing company, and within five business days after the percentage of such shares has increased or decreased by more than one percent	Articles 27-23 and 27-25 of the Securities Law
10)	Brief announcement of annual financial results (in Japanese)	Promptly after the settlement of financial results	Article 2(1)(III) of the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
			"Timely Disclosure Regulation")
11)	Brief announcement of interim financial results (in Japanese)	Promptly after the settlement of interim financial results	Article 2(1)(III) of the Timely Disclosure Regulation
12)	Notice and documents with respect to material issues concerning the Company which may have a material influence on an investor's decision (in Japanese) (if any)	Promptly after the occurrence of the event giving rise to such issues or at such time as stipulated in the Timely Disclosure Regulation	The Timely Disclosure Regulation
13)	Announcements and press releases material to an investment decision (in Japanese or English) (if any)	None	None
14)	Annual business report to shareholders (including summary annual financial statements) (in Japanese)	None	None
15)	Semi-annual business report to shareholders (including summary semi-annual financial statements) (in Japanese) (if any)	None	None
16)	Annual report (in English) (if any)	None	None
17)	Corporate Facts and Figures (in English) (if any)	None	None
18)	Articles of Incorporation (in Japanese)	By May 31, 2006 and promptly after its amendment	Article 5(1)(I) of the Timely Disclosure Regulation
19)	Commercial Register (administered by Legal Affairs	Any change to the registered information is generally	Articles 911 and 915 of the Company Law

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors) (in Japanese)	required to be registered within two weeks from the date of such change	
20)	For the business year ended December 31, 2006:		
	Convocation notice of an ordinary general meeting of shareholders (including balance sheet, profit and loss statement, business report (*eigyo houkokusho*) and proposal for appropriation of retained earnings), reference materials for exercise of voting rights and a voting card (in Japanese)	Two weeks prior to the meeting	Article 232 of the Commercial Code of Japan and Articles 21-2 and 21-3 of the Special Exceptions Law Concerning Audit, etc. of a Joint-Stock Company
	For the business years after the above:		
	Convocation notice of an ordinary general meeting of shareholders (including balance sheet, profit and loss statement, statement of changes in equity and business report (*jigyo houkoku*)), reference materials for exercise of voting rights and a voting card (in Japanese)	Two weeks prior to the meeting	Articles 299, 301, (302, if an electronic voting system is adopted) and 437 of the Company Law
21)	Convocation notice of an extraordinary general meeting of	Two weeks prior to the meeting	Articles 299 and 301 (and 302, if an

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	shareholders, reference materials for exercise of voting rights and a voting card (in Japanese) (if any)		electronic voting system is adopted) of the Company Law
22)	Statutory notices to shareholders (other than 21) and 22) above) (in Japanese)	At such time as required by the Company Law	The Company Law
23)	Notice of resolutions of a general meeting of shareholders (in Japanese)	None	None
24)	Voluntary notices to shareholders (in Japanese) (if any)	None	None
25)	Statutory public notices (in Japanese)	At such time as required by the Securities Law or the Company Law	The Securities Law or the Company Law
26)	Voluntary public notices (in Japanese) (if any)	None	None
27)	Internet Website: http://www.chugai-pharm.co.jp/ (in Japanese and English)	None	None
28)	Management summary of quarterly business results for first and third fiscal quarters (in Japanese)	Promptly after the settlement of such summary	Article 2(5) of the Timely Disclosure Regulation
29)	Confirmation of the adequacy of annual securities report, etc.	Promptly after the Company files its annual securities report and its semi-annual securities report	Article 10 of the Timely Disclosure Regulation
30)	Affidavit of timely disclosure	Immediately after change of the representative of the Company and upon expiration of five-year period after the previous filing of the affidavit	Article 4-4 of the Timely Disclosure Regulation

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
31)	Corporate Governance Report and its amendment	By May 31, 2006 and promptly after its amendment	Article 7-5 of the Listing Rule of the Tokyo Stock Exchange, and Article 4-5 of the Timely Disclosure Regulation

NOTICE: For the convenience of capital market participants, Chugai makes efforts to provide English translations of the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation.

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the first half of fiscal year 2006.12 ended June 30, 2006)

July 31, 2006

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo 103-8324, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors
Contact: Mr. Yoshio Itaya, Vice President and General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of Board Meeting for Settlement of Accounts: July 31, 2006
Parent Company Name: Roche Holding Ltd. (and other 2 companies)
Percentage of voting ownership held by the Parent Company: 50.6%
Application of US Accounting Standards: No

1. Consolidated Operating Results for the First Half of FY 2006 ended June 2006

(1) Results of operations

Note: Amounts of less than one million yen are omitted.

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
First half of FY 2006.12	¥152,624 million	(4.2)	¥27,412 million	(31.3)	¥29,840 million	(30.2)
First half of FY 2005.12	¥159,243 million	12.1	¥39,925 million	78.7	¥42,734 million	80.8
FY ended December 2005	¥327,155 million		¥79,168 million		¥82,091 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
First half of FY 2006.12	¥18,793 million	(33.0)	¥33.94	¥33.88
First half of FY 2005.12	¥28,047 million	102.7	¥51.03	¥50.60
FY ended December 2005	¥53,632 million		¥97.00	¥96.33

Note 1. Equity in earnings of unconsolidated subsidiaries and affiliates: none for the first half ended June 30, 2006, none for the first half ended June 30, 2005, and none for the year ended December 31, 2005, respectively.
2. Average number of outstanding shares: 553,794,881 shares for the first half ended June 30, 2006, and 549,658,803 shares for the first half ended June 30, 2005, and 550,619,420 shares for the year ended December 31, 2005, respectively.
3. Change in method of accounting: None
4. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous first half.

(2) Financial conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2006	¥434,372 million	¥378,194 million	86.6%	¥679.02
As of June 30, 2005	¥420,962 million	¥345,545 million	82.1%	¥627.13
As of December 31, 2005	¥456,442 million	¥368,306 million	80.7%	¥665.29

Note: Number of outstanding shares at the end of the first half or fiscal year (consolidated): 554,107,413 shares as of June 30, 2006, 550,998,318 shares as of June 30, 2005, and 553,269,240 shares as of December 31, 2005, respectively.

(3) Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
First half of FY 2006.12	¥28,047 million	¥(3,277) million	¥(12,168) million	¥87,308 million
First half of FY 2005.12	¥35,176 million	¥6,964 million	¥ (4,960) million	¥94,682 million
FY ended December 2005	¥64,663 million	¥(35,459) million	¥(12,556) million	¥74,380 million

(4) Scope of consolidation and application of equity method:
Number of consolidated subsidiaries: 15
Number of non-consolidated subsidiaries accounted for by the equity method: —
Number of affiliates accounted for by the equity method: —

(5) Changes in scope of consolidation and application of equity method:
Number of companies newly consolidated: —
Number of company excluded from consolidation: —
Number of companies newly accounted for by the equity method: —
Number of companies excluded from the equity method of accounting: —

2. Forecast for the Year ending December 31, 2006 (January 1, 2006 - December 31, 2006)

	Net Sales	Recurring Profit	Net Income
FY ending December 2006	¥322,500 million	¥56,400 million	¥34,400 million

Reference: Projected net income per share for the year ending December 31, 2006 is ¥62.08.

Note: The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts.
Actual results may materially differ from these forecasts due to potential risks and uncertainties.
See page 8 as to the above forecasts.

Outline of Chugai Group

PHARMACEUTICAL SEGMENT

(As of June 30, 2006)


<Domestic>
<Overseas>
CHUGAI PHARMACEUTICAL CO., LTD.
<R&D>
*Chugai Research Institute for Medical Science Inc.
(Research and development of pharmaceuticals)
*Chugai Clinical Research Center Co., Ltd.
(Clinical research for pharmaceuticals)
Contract research
<Production>
Chugai Pharma Manufacturing Co., Ltd.
(Contract production of pharmaceuticals)
Contract production
<Others>
*Chugai Business Support Co., Ltd.
(Administrative support service)
*Chugai Distribution Co., Ltd.
(Storage and transportation)
*Medical Culture Inc.
(Literature documentation)
##Eikou Kasei Co., Ltd.
(Discontinued after business transfer)
Other contract operation
Raw materials
Collaborative research
<R&D, Production, Sales>
-F. Hoffmann-La Roche Ltd.
(Research and development, production and sales of pharmaceuticals
Contract research
<R&D>
*Chugai Pharma U.S.A., LLC
(Clinical development and submission of applications for new drugs in the US)
*Chugai Pharma Europe Ltd.
(Clinical development and submission of applications for new drugs in Europe)
#C&C Research Laboratories
(Research and development in Korea)
Products
<Sales>
*Chugai Pharma Marketing Ltd.
(Sales administration /Sales of pharmaceuticals in Europe)
*Chugai Pharma U.K. Ltd.
(Sales of pharmaceuticals in the UK)
*Chugai Pharma France S.A.S.
(Sales of pharmaceuticals in France)
*CHUGAI sanofi-aventis S.N.C.
(Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in Europe)
*Chugai Pharma Taiwan Ltd.
(Sales of pharmaceuticals in Taiwan)
Other contract operation
<Others>
*Chugai U.S.A. Inc.
(Holding company/ Business administration in the US)
*Chugai Pharma (Shanghai) Consulting Co., Ltd.
(Provision of medical information on drugs in China)
##Shanghai Chugai Pharma Co., Ltd.
(Applied for liquidation)
* Consolidated subsidiaries
Subsidiary not consolidated nor accounted for by the equity method
Affiliated companies not accounted for by the equity method
- Subsidiary of the parent company

- There is no company listed on a stock exchange.
- Chugai Techno Business Co., Ltd. changed its trade name to “Chugai Pharma Manufacturing Co., Ltd.” as of April 1, 2006.

Management Principles and Goals

1. Basic Management Principles

In line with its strategic alliance with the world-leading pharmaceutical company F. Hoffmann-La Roche (Headquarters: Switzerland) (Roche), Chugai Pharmaceutical has established "dedicating itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world" as its mission and "becoming a top Japanese pharmaceutical company by providing a continuous flow of innovative new drugs domestically and internationally" as its fundamental management objective.

As we work to achieve these goals, we will carry out our business activities in line with our core values of "putting patients and customers first" and "committing to the highest ethical and moral standards as befits a company involved in the healthcare industry."

We firmly believe that putting these Basic Management Principles into practice is key to boosting the corporate value of the Chugai Group as well as the best way to meet the expectations of customers, shareholders, and all other stakeholders, and will redouble efforts to realize them.

2. Basic Profit Distribution Principles

With regard to income distribution, we aim to expand the return of profit for all shareholders. Taking due account of short-term fluctuation in earnings by the effect of flu epidemic as well as medium-to-long-term strategic investment funding needs and earnings prospects, while continuing to base dividend payments on consolidated results for each period, we aim to ensure a consolidated dividend payout ratio of 30% on average.

In addition, internal reserves will be used to fund R&D activities in Japan and around the world as well as for making capital investments related to new products to further enhance corporate value.

3. Medium-Term Strategy

As a pure-play prescription pharmaceuticals company, we will focus on reinforcing our unique foundation in R&D that is driven by the most advanced technologies while working with our strategic partner Roche to enhance our clinical development pipeline and product lineup with the aim of establishing Chugai as a leader in Japan.

Chugai's new Medium-Term Business Plan for fiscal year 2005 through fiscal year 2010, "Sunrise 2010", aims to enhance and expand the Company's competitive advantage by leveraging its strengths and close collaborative relationship with Roche as well as to further expand business through the development and marketing of innovative drugs in Japan and overseas. Through the previous fiscal year, the Company had been working to achieve its mid-term business plan target of "sales of ¥360 billion or more with operating profit ratio of 20% or more on the consolidated statements of income" (for the fiscal year 2010). However, due to the increase of potential for significant company growth accelerated by well progress of key pipeline products and strengthening competitiveness through the establishment of Strategic Marketing Unit, Chugai decided in the current fiscal year to take on a greater challenge by establishing the new target of "sales of ¥450 billion with operating profit of ¥100 billion on the consolidated statements of income" (for the fiscal year 2010).

4. Future Tasks

Under its Medium-Term Business Plan, "Sunrise 2010", Chugai aims to dramatically bolster the competitiveness of its research, development, manufacturing, marketing and sales operations as well as to achieve a high rate of growth. The plan identifies the continuous development and acquisition of innovative new drugs, the maximization of product value, and overseas expansion as key tasks.

(1) The Continuous Development of Innovative New Drugs

While working to develop antibody and other innovative new drugs, Chugai has endeavored to raise the level of its technological skills, enhance its pipeline, and boost the efficiency of its R&D operations through research collaboration that makes the most of its alliance with Roche.

Going forward, we will work to bring our technological skills to an even higher level, strengthen our network of relationships with academic ventures and leading corporations, and reinforce our research foundation to foster the ongoing development of innovative new drugs. In addition, we will proactively introduce promising development candidates from Roche to further enhance our development pipeline.

(2) The Maximization of Product Value

Under its alliance with Roche, Chugai has demonstrated substantial growth in the domestic market and is working to maximize product value and increase its presence in priority fields by establishing strategic marketing functions and consistently working to meet the needs of the medical community and the market from the early stages of research and development through post-launch.

In addition, the Company aims to capture a greater share of the domestic market and gain the No. 1 position in the oncology, renal disease, and bone and joint domains by reinforcing its sales organization.

In the fiscal year ending December 31, 2006, in line with our focus on applications submitted for many important new products and expanded indications, we are planning to make strategic investments and intensify our efforts in preparation for dramatic growth as a result of early product launches and product value optimization.

(3) Overseas Expansion

Overseas development will be a vital task as we work to accelerate our growth going forward. In Europe and the United States, we will work with Roche to rapidly launch and promote the market penetration of MRA (product name: Actemra), an humanized anti-human IL-6 receptor monoclonal antibody that has reached the final stage of clinical development, and aim to achieve growth in overseas markets by developing and launching other innovative new drugs thereafter.

5. Relationship with the Parent Companies and Related Parties

(1) Business name of the parent companies, etc.

Parent company, etc.	Attribute	Ratio of ownership voting rights (%)	Stock exchange where shares issued by parent company are listed
Roche Holding Ltd.	Parent company	50.6 (50.6)	Swiss Exchange NASDAQ (ADR)
Roche Finace Ltd.	Parent company	50.6 (50.6)	
Roche Pharmholding B.V.	Parent company	50.6	

In the parenthesis of "Ratio of ownership voting rights" are shown ratio of indirect ownership, which is a breakdown.

(2) Business name of the most influential parent company and the reason of influence

Business name	Roche Holding Ltd.
Reasons	The two companies, Roche Finance Ltd. and Roche Pharmholding B.V., are virtually holding companies. All decision-makings as Roche Group are done by Roche Holding Ltd.

(3) Relationship with the Parent Companies and Related Parties

Position of the listed company in the company group at the Parent Companies, and other relations with the Parent Companies

Based on the strategic alliance between Chugai and Roche, on October 1, 2002, Roche Holding Ltd. (head office: Switzerland) obtained 50.1% of Chugai's shares through a wholly owned subsidiary, Roche Pharmholding B.V. (Roche Pharmholding) (head office: Netherlands).

Under the agreement to the alliance, Chugai has exclusive rights to market Roche's pharmaceuticals in Japan, and has first refusal rights regarding the development and marketing in Japan of all development candidates advanced by the Roche Group.

In cases when Chugai decides that it requires a partner for the overseas development and/or marketing activities, Roche will have the right of first refusal regarding the development and marketing of Chugai's development candidates in markets outside Japan (excluding South Korea). The alliance aims to create a new business model that differs from ordinary acquisitions and mergers.

Although Roche Pharmholding includes Chugai in its consolidated financial statements, Chugai functions as an independent, listed company, and makes all of its own management decisions based on the principles of self-governance. In addition, transactions with the Roche Group are conducted in a fair manner at third-party transaction prices.

As of June 30, 2006, 4 of the 13 directors were members of the Executive Committee of the Roche Group. Chugai, with an eye to enhancing management independence, maintains its management independence as fewer than half of its directors are members of this committee. Furthermore, the Company has in place three outside directors who do not belong to the Roche Group.


Roche Holding Ltd.
100%
100%
F. Hoffmann-La Roche Ltd.
Roche Finance Ltd.
100%
Roche Pharmholding B.V.
50.6% (Percentage of voting ownership)
CHUGAI PHARMACEUTICAL CO., LTD.

(4)Reason of exemption from timely disclosure of company information on the Parent Companies that are not listed

The Parent companies are the issuer of the shares that are listed in foreign stock exchanges.

(5)Transactions with the Related Parties (from January 1 to June 30, 2006 of the fiscal year 2006)

Attribute	Name of company	Address	Common Stock	Business contents	Rate of voting ownership	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Parent company	Roche Pharmholding B.V.	Holland Woerden	Euro 467,847,857	Holding Company	Directly owned 50.6%	—	Equity participation and Partnership	Acceptance of bonds with warrant right	—	Bonds	300
								Payment of bonds interest	2	Accrued expenses	0

(*): Millions of Yen

Policy for trading terms and conditions

- For funding transactions, interest rates are reasonably determined in consideration with market interest rates.

Financial Review and Financial Position

1. Business Overview

(1) Overview of First Six Months of Fiscal 2006

a) Sales Results

During the period under review, the environment surrounding the pharmaceuticals industry remained extremely challenging due to such factors as the April 2006 reduction of NHI reimbursement prices and the continuation of Government medical cost reduction policies.

In this business climate, Chugai sought to increase its importance as a member of the Roche Group and endeavored to expedite product development, promote products in domestic and overseas markets, and implement marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as customer confidence.

As a result, net sales for the interim term amounted to ¥152,624 million, down 4.2% from the same period of the previous fiscal year.

Sales were lower than in the same period of the previous fiscal year due to NHI reimbursement price revisions and the decline in sales of the mainstay product Epogin, recombinant human erythropoietin, due to the introduction of the flat-sum reimbursement system for dialysis treatment. In addition, sales of our anti-influenza agent Tamiflu were down as this year's moderate influenza season ended in February, earlier than the previous year when a large-scale outbreak occurred in February and March. Sales of the recombinant human granulocyte-colony stimulating factor G-CSF Neutrogin, however, rose on the back of strong performance in Europe. The anti-tumor agent Herceptin, an anti-HER2 monoclonal antibody, and the osteoporosis treatment Evista also exhibited stellar performance, with sales outperforming those of the same period of the previous fiscal year.

Overseas sales, including exports, totaled ¥12,966 million, up 17.0% from the same period of the previous fiscal year. Overseas sales accounted for 8.5% of the company sales total.

b) Financial Results

On the profit level, operating income amounted to ¥27,412 million, declining 31.3% from the same period of the previous fiscal year, and recurring profit came to ¥29,840 million, down 30.2%, primarily reflecting lower sales coupled with an increase in the cost of sales and higher R&D costs stemming from proactive R&D initiatives.

Interim net income totaled ¥18,793 million due to the posting of extraordinary gains of ¥813 million on settlement due to office realignments and ¥840 million on the sale of marketable securities, which helped counter the recording of an extraordinary loss of ¥766 million on office realignment costs and ¥245 million on sales of fixed assets.

Principal non-consolidated and consolidated performance figures and the ratios between those figures are as follows.

	Non-Consolidated (A)	Consolidated (B)	B/A
	(Billions of Yen)	(Billions of Yen)	(Times)
Net Sales	146.5	152.6	1.04
Operating Income	24.1	27.4	1.13
Recurring Profit	27.2	29.8	1.09
Net Income	17.6	18.7	1.07

The company plans to pay interim dividends of ¥12 per share.

c) R&D Activities

In Japan and abroad, Chugai is actively engaged in prescription pharmaceutical R&D activities.

Specifically, the Company is working to develop innovative products with global applications, focusing on the oncology, renal disease, and bone and joint disease domains. In Japan, Chugai's research bases in Fuji Gotemba and Kamakura are collaborating to develop new pharmaceuticals and its research facilities in Ukima are conducting industrialization research. Overseas, Chugai Pharma USA, LLC., and Chugai Pharma Europe Ltd., are engaged in clinical development activities in the United States and Europe, respectively.

In the interim period under review, R&D costs totaled ¥26,694 million.

(2) Outlook for the Current Fiscal Year

In the first half of the fiscal year 2006, the Japanese pharmaceutical industry remained under a harsh environment on account of structural reforms in the healthcare system, including the NHI price revision implemented in April.

The environment continues to be harsh, and the sales of our mainstay product, recombinant human erythropoietin Epogin, is likely to decline due to the introduction of the flat-sum reimbursement system for dialysis treatment. On the other hand, the shipment of our anti-influenza agent Tamiflu to local governments is likely to occur in the second half of 2006, which was initially projected in the next fiscal year. In addition, overseas sales of recombinant human G-CSF Neutrogin were strong in the first half of the fiscal year, and sales of our anti-tumor agent Herceptin, a humanized anti-HER2 monoclonal antibody is also expected to be strong throughout the year. As a result, we forecast consolidated sales for the full term of ¥322.5 billion, an increase of ¥9.5 billion compared to the initial forecast.

For the consolidated operating profit for the full fiscal year, our forecast remains unchanged at ¥54.0 billion, due to measures such as efforts to improve efficiency in expenses, despite the decrease in gross profit due to the change in the product mix. The forecast of recurring profit is revised, up ¥2.0 billion, to ¥56.4 billion, owing to the increase in non-operating income compared to the initial projection, and consolidated net income is also revised to ¥34.4 billion, up ¥2.6 billion, due to the gain on sales of investment securities, and other factors.

Note: The above earnings outlook is based on information available at the time of preparation and contains predictions considered reasonable by the Company. As such, this outlook is subject to potential risks and uncertainties and actual results may differ from the forecast stated herein.

2. *Financial Position*

(1) Overview of First half of Fiscal 2006 (January - June, 2006)

At the end of the consolidated interim period, total assets amounted to ¥434,372 million, ¥22,069 million lower than at the end of the previous fiscal year. The principal reasons for this decline were lower balances of notes and accounts receivable owing to the decline in net sales. Total liabilities stood at ¥56,178 million, ¥30,265 million lower than at the end of the prior fiscal year. This decline was mainly due to the payment of outstanding payables and corporate taxes. Working capital (current assets less current liabilities) amounted to ¥265,459 million, and the Company's current ratio was 630.15%, reflecting the Company's sound financial position.

Net asset at the end of the interim period was ¥378,194 million, and the equity ratio was 86.6%, compared with 80.7% at the end of the previous fiscal year.

(2) Cash Flows

Net cash provided by operating activities amounted to ¥28,047 million, a decrease of ¥7,129 million from the same period last year. This decrease was mainly due to a decline in interim net profit before taxes and an increase in the payment of corporate taxes, which offset a decline in accounts receivable.

Net cash used in investing activities totaled ¥3,277 million, down of ¥10,242 million from the same period last year, owing to an increase in acquisition of fixed assets and other factors.

Net cash used in financing activities amounted to ¥12,168 million, down of ¥7,208 million from the same period last year, due to an increase in dividend payments.

Therefore, cash and cash equivalents at the end of the interim period under review amounted to ¥87,308 million, ¥12,927 million more than at the beginning of the interim period.

(3) Financial Indices

	Interim period for FY 2004.12	Interim period for FY 2005.12	Interim period for FY 2006.12	Year-end for FY 2004.12	Year-end for FY 2005.12
Equity ratio (%)	75.9%	82.1%	86.6%	78.0%	80.7%
Market value equity ratio (%)	232.7%	224.1%	297.9%	226.3%	306.7%
Redemption of debt (years)	0.2	0.1	0.0	0.1	0.0
Interest coverage ratio	160.3	351.0	377.1	169.3	284.8

Market value equity ratio: total market capitalization/total assets

Interest-bearing debt to cash flows from operating activities (Year-end): interest-bearing debt/operating cash flow (prior to interest and income tax deductions)

Interest-bearing debt to cash flows from operating activities (Interim period): interest-bearing debt/ operating cash flow (prior to interest and income tax deductions) x 2

Interest coverage ratio: operating cash flow (prior to interest and income tax deductions)/interest payments

* All of the figures in the aforementioned indices were calculated on a consolidated basis.
* Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total number of outstanding shares at the end of the term (excluding treasury stock).
* Cash flows from operating activities (prior to interest and income tax deductions) in the consolidated statements of cash flow were treated as an operating cash flow (prior to payment of interest and income tax deductions) in the calculations above.
* Interest-bearing debt refers to all debt posted in the consolidated balance sheet upon which interest is paid.
* The amount of paid interest column in the consolidated cash flow statement was treated as an interest payment in the calculations above.

3. Business Risk

Chugai's corporate performance is subject to major impact from a range of possible future events. Below, we list what we consider the principal sources of risk to the development of our business. We recognize the possibility of these risk events actually occurring, and have prepared policies to forestall such risks and take appropriate measures when they do occur.

The future risks identified in this section are based on assessments made by the Company as of the end of the interim consolidated fiscal period.

(1) New product development

With the goal of becoming a top Japanese pharmaceutical manufacturer capable of continuously delivering innovative new drugs, Chugai aggressively pursues R&D in Japan and abroad. As of June 30, 2006, we had 30 themes in our development pipeline, including new indicators for existing drugs. However, it will not be possible to bring all of them smoothly through to market from the research and development stages, and we expect to have to abandon development in some cases. When such a situation occurs, there is a possibility of major impact on our business performance and financial position, depending on the product under development.

(2) Side effects

Medical products are approved in Japan by the Ministry of Health, Labour and Welfare after stringent screening. However, advances in science and technology and years of careful post-marketing monitoring of pharmaceutical product use mean that side effects are discovered in a good number of drugs. In cases where unexpected side effects occur after marketing, there is a risk of significant impact on our business performance and financial position.

(3) Reform of Japan's medical system

Japan's medical insurance system is being reformed against a backdrop of rapid demographic change, with a falling birth rate and increasing numbers of aged citizens. As part of this process, measures are being taken to curb medical expenses. Revisions have been made to the system of reimbursement of medical fees, and debate is continuing in such areas as drug price reform. The Company's business performance could be significantly affected by future developments in medical system reform, including drug price reform.

(4) Intellectual Property (IP) rights

The Company recognizes that it applies intellectual property rights in pursuing its R&D and other business activities, and takes care to distinguish its own proprietary intellectual property rights and licensing arrangements recognized under law. However, the possibility remains of our infringing on third-party intellectual property rights without being aware of the fact. Major disputes over intellectual property rights relating to our business could have major impact on our business performance.

In April 2004, we were sued by Ajinomoto Co., Inc., in the Tokyo District Court over alleged patent infringement relating to the manufacturing processes used for some of our products. However, in March 2006, we won this lawsuit when the court handed down a decision to dismiss the charges brought by Ajinomoto. In response, Ajinomoto then appealed to the Intellectual Property High Court in April 2006 and the suit is currently under consideration by the court. The Company denies patent infringement in this case, and is defending its position in the legal proceedings. However, a verdict in any way unfavorable could have an impact on our business performance and financial position.

(5) Inventory from Roche

Our alliance with Roche makes us Roche's only pharmaceutical partner in the Japanese market; therefore we buy inventory raw materials and other items from them. This inventory includes items that Roche may not be able to secure in sufficient quantities when they are in short supply for production in the event of a sudden outbreak of a new type of influenza or some other case. Should Chugai suffer such an inventory shortage, it could have a major impact on the Company's operating results and financial position.

(6) Foreign exchange-rate fluctuations

The Company's business activities include exports and imports transactions denominated in foreign currencies. The Company protects itself against exchange-rate and similar risk through hedging contracts, but it is impossible to completely eliminate such risk, and there is a possibility, albeit minor, of adverse effects on the Company's business results and financial position from such risk.

Summary of Production, Orders and Sales

1. Mainstay Products by Product Applications

Product Application	Mainstay products
Central Nervous System	Amoban, Rohypnol, Laughing gas
Cardiovascular, Respiratory	Sigmart, Renagel, Rythmodan, Bezalip, Preran, Lanirapid, Digosin
Gastrointestinal	Kytril, Ulcerlmin
Hormone, Vitamin, Tonic	Alfarol, Oxarol, Rocaltrol, Tigason
Hematological Agents	Epogin, Neutrogin
Metabolic	Suvenyl, Evista, Euglucon, Cellcept
Anticancer, Chemotherapeutic	Tamiflu, Rituxan, Herceptin, Furtulon, Xeloda, Picibanil
Antibiotic	Rocephin, Cefotax
Other	Pegasys, Benambax, Actemra

2. Production

(1) Production volume by product application

The Company and its group have been comprised of a single business segment of "Pharmaceutical business." Product volume by product application is as follows:

(Millions of Yen)

Product Application	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	Change (Compared to the First Half of FY 2005.12)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
Central Nervous System	4,695	(8.3) %	9,116
Cardiovascular, Respiratory	17,712	(5.2)	36,661
Gastrointestinal	11,037	32.1	17,217
Hormone, Vitamin, Tonic	16,730	38.7	30,209
Hematologic Agents	52,082	5.6	101,548
Metabolic	10,172	34.4	17,343
Anticancer, Chemotherapeutic	28,249	49.2	48,782
Antibiotic	3,269	3.1	6,890
Other	6,205	2.2	11,678
Total	150,156	16.1	279,447

Note: Amounts are computed based on expected sales price net of consumption tax.

(2) Purchase volume by product application

The Company and its group have been comprised of a single business segment of "Pharmaceutical business." Product volume by product application is as follows:

(Millions of Yen)

Product Application	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	Change (Compared to the First Half of FY 2005.12)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
Central Nervous System	1,671	4.5 %	3,272
Cardiovascular, Respiratory	2,943	8.2	5,376
Gastrointestinal	27	(87.1)	626
Hormone, Vitamin, Tonic	444	25.3	774
Metabolic	5,378	54.5	8,813
Anticancer, Chemotherapeutic	6,660	(0.4)	12,836
Other	78	(54.3)	228
Total	17,204	13.0	31,929

Note: Amounts are computed based on purchase price net of consumption tax

3. Orders

All of the Chugai Group's productions are based on sales forecast, not on orders.

4. Sales by Product Application

The Company and its group have been comprised of a single business segment of "Pharmaceutical business." Product volume by product application is as follows:

(Millions of Yen)

Product Application	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	Change (Compared to the First Half of FY 2005.12)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
Central Nervous System	6,229	(4.9) %	13,611
Cardiovascular, Respiratory	18,178	(2.3)	39,541
Gastrointestinal	7,960	2.2	16,671
Hormone, Vitamin, Tonic	14,564	(4.5)	31,855
Hematologic Agents	47,463	(1.3)	104,047
Metabolic	14,680	19.1	27,746
Anticancer, Chemotherapeutic	36,204	(15.5)	77,493
Antibiotic	2,866	(1.6)	5,996
Other	4,476	(8.3)	10,190
Total	152,624	(4.2)	327,155

Note: Amounts are net of consumption tax.

Interim Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of June 30, 2005			As of June 30, 2006			As of December 31, 2005		
Assets			%			%			%
I Current assets:									
Cash and deposits		94,682			87,308			74,380	
Trade notes and accounts receivable		104,262			100,545			118,873	
Marketable securities		33,373			63,923			68,645	
Inventories		44,722			46,122			47,440	
Deferred tax assets		10,723			12,262			12,793	
Other		7,407			5,625			6,652	
Reserve for doubtful accounts		(326)			(256)			(347)	
Total current assets		294,846	70.0		315,532	72.6		328,439	72.0
II Fixed assets:									
1. Tangible fixed assets:									
Buildings and structures	97,307			97,833			97,257		
Accumulated depreciation	53,769	43,538		58,729	39,104		57,110	40,147	
Machinery and vehicles	53,708			59,262			59,597		
Accumulated depreciation	42,367	11,340		44,843	14,418		43,925	15,672	
Furniture and fixtures	32,440			33,161			32,643		
Accumulated depreciation	26,607	5,833		26,826	6,334		26,459	6,183	
Land		9,941			9,941			9,941	
Construction in progress		4,214			7,841			7,514	
Total tangible fixed assets		74,868			77,640			79,459	
2. Intangible fixed assets:									
Software		4,509			3,893			4,008	
Other		2,364			1,905			2,127	
Total intangible fixed assets		6,873			5,799			6,136	

(Millions of Yen)

Accounts	As of June 30, 2005			As of June 30, 2006			As of December 31, 2005		
			%			%			%
3. Investments and other assets:									
Investment securities		15,268			15,709			18,482	
Long-term loans		101			93			100	
Deferred tax assets		15,613			9,834			11,499	
Other		13,670			10,034			12,629	
Reserve for doubtful accounts		(281)			(272)			(304)	
Total investments and other assets		44,373			35,399			42,407	
Total fixed assets		126,116	30.0		118,840	27.4		128,003	28.0
Total assets		420,962	100.0		434,372	100.0		456,442	100.0

(Millions of Yen)

Accounts	As of June 30, 2005		As of June 30, 2006		As of December 31, 2005	
Liabilities		%		%		%
I Current liabilities:						
Trade notes and accounts payable	11,469		19,301		20,989	
Short-term borrowings	1,000		—		—	
Other payables	4,446		3,172		13,467	
Accrued income taxes	13,723		8,217		18,820	
Deferred tax liabilities	2		3		4	
Accrued consumption taxes	1,559		1,073		1,888	
Accrued expenses	9,429		8,994		13,496	
Reserve for bonuses to employees	3,788		3,929		4,524	
Reserve for bonuses to directors	—		57		—	
Reserve for sales returns	70		35		43	
Reserve for sales rebates	1,502		2,662		1,884	
Other	4,844		2,624		3,347	
Total current liabilities	51,837	12.3	50,072	11.5	78,468	17.2
II Fixed liabilities:						
Bonds with warrant	2,404		300		901	
Convertible bonds	1,306		155		447	
Deferred tax liabilities	3		2		2	
Reserve for employees' retirement benefits	17,986		5,093		6,103	
Reserve for officers' retirement benefits	430		509		480	
Other	33		43		38	
Total fixed liabilities	22,164	5.3	6,105	1.4	7,975	1.7
Total liabilities	74,002	17.6	56,178	12.9	86,443	18.9
Minority interests						
Minority interests	1,414	0.3	—	—	1,692	0.4
Shareholders' equity						
I Common stock	71,261	16.9	—	—	72,443	15.9
II Additional paid-in capital	91,115	21.7	—	—	92,296	20.2
III Retained earnings	187,861	44.6	—	—	206,834	45.3
IV Net unrealized gain on securities	2,842	0.7	—	—	3,781	0.8
V Foreign currency translation adjustments	97	0.0	—	—	561	0.1
VI Treasury stock, at cost	(7,631)	(1.8)	—	—	(7,611)	(1.6)
Total shareholders' equity	345,545	82.1	—	—	368,306	80.7
Total liabilities, minority interests and shareholders' equity	420,962	100.0	—	—	456,442	100.0

(Millions of Yen)

Accounts	As of June 30, 2005			As of June 30, 2006			As of December 31, 2005		
Net assets			%			%			%
I Shareholders' equity:									
1. Common stock		—			72,891			—	
2. Additional paid-in capital		—			92,743			—	
3. Retained earnings		—			213,233			—	
4. Treasury stock, at cost		—			(7,608)			—	
Total shareholders' equity		—	—		371,259	85.5		—	—
II Valuation and translation adjustments:									
1. Net unrealized gain on securities		—			3,990			—	
2. Foreign currency translation adjustments		—			999			—	
Total valuation and translation adjustments		—	—		4,990	1.1		—	—
III Minority interests		—	—		1,944	0.5		—	—
Total net assets		—	—		378,194	87.1		—	—
Total liabilities and net assets		—	—		434,372	100.0		—	—

Interim Consolidated Statements of Income

(Millions of Yen)

Accounts	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)			First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)			FY 2005.12 (Jan.1, 2005 - Dec. 31, 2005)		
			%			%			%
I Net sales		159,243	100.0		152,624	100.0		327,155	100.0
II Cost of sales:		59,047	37.1		60,075	39.4		119,447	36.5
Gross profit		100,196	62.9		92,548	60.6		207,707	63.5
Reserve for sales returns		2	0.0		(8)	(0.0)		(23)	(0.0)
Net gross profit		100,193	62.9		92,556	60.6		207,731	63.5
III Selling, general and administrative expenses: (* 1)		60,268	37.8		65,144	42.7		128,562	39.3
Operating income		39,925	25.1		27,412	18.0		79,168	24.2
IV Non-operating income:									
Interest income	198			293			547		
Dividend income	61			1,128			94		
Life insurance dividends received	404			352			404		
Patent royalties	647			688			1,298		
Gain on foreign exchanges	469			—			24		
Gain on derivatives	335			263			946		
Other	1,629	3,745	2.4	1,262	3,990	2.6	2,126	5,442	1.7
V Non-operating expenses:									
Interest expense	124			124			326		
Loss on disposal of fixed assets	151			157			327		
Reserve for doubtful accounts	2			—			35		
Loss on inventories	100			281			779		
Loss on foreign exchanges	—			245			—		
Legal costs	—			161			—		
Other	557	936	0.6	592	1,562	1.0	1,050	2,519	0.8
Recurring profit		42,734	26.8		29,840	19.6		82,091	25.1
VI Extraordinary gain:									
Gain on the return of substituted portion of welfare pension plan (*2)	—			—			10,717		
Fee of Licensing Agreement (*3)	1,667			—			1,667		
Profit from sale of fixed assets(*4)	722			—			723		
Gain on sales of marketable securities	—			840			—		
Gains on settlement due to office realignments (*5)	—	2,389	1.5	813	1,654	1.1	—	13,108	4.0

(Millions of Yen)

Accounts	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)			First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)			FY 2005.12 (Jan.1, 2005 - Dec. 31, 2005)		
VII Extraordinary loss:			%			%			%
Office closing costs (*6)	341			—			6,826		
Impairment loss (*7)	549			—			2,194		
Loss on office realignment costs (*8)	—			766			—		
Loss on sales of fixed assets (*9)	—	890	0.6	245	1,012	0.7	—	9,021	2.8
Income before income taxes and minority interests		44,232	27.8		30,482	20.0		86,178	26.3
Income taxes:									
Current	15,098			8,861			29,778		
Deferred	439	15,537	9.8	2,042	10,903	7.1	1,436	31,214	9.5
Minority interests		648	0.4		786	0.5		1,331	0.4
Net income		28,047	17.6		18,793	12.3		53,632	16.4

Interim Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	First Half of FY2005.12 (Jan.1,2005-Jun.30,2005)		FY 2005.12 (Jan.1,2005-Dec.31,2005)	
(Additional paid-in capital)				
I Additional paid-in capital at beginning of year		90,387		90,387
II Increase in Additional paid-in capital:				
Conversion of convertible bonds	276		705	
New stock by preemptive right	450		1,200	
Gain on disposal of treasury stock	0	727	1	1,908
III Additional paid-in capital at ending balance		91,115		92,296
(Retained earnings)				
I Retained earnings at beginning of year		164,854		164,854
II Increase in retained earnings:				
Net income	28,047	28,047	53,632	53,632
III Decrease in retained earnings:				
Dividends paid	4,946		11,558	
Bonuses to directors	94	5,040	94	11,652
IV Retained earnings at ending balance		187,861		206,834

Consolidated Statements of Changes in Net Assets

First Half of FY 2006.12 (Jan. 1, 2006 – June. 30, 2006) (Millions of Yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of December 31, 2005	72,443	92,296	206,834	(7,611)	363,962
Changes:					
New stocks issuance	447	445			893
Dividends paid			(12,171)		(12,171)
Bonuses to directors			(222)		(222)
Interim net income			18,793		18,793
Purchase of treasury stocks				(14)	(14)
Deposition of treasury stocks		1		17	19
Net changes except for shareholders' equity					
Net changes	447	447	6,399	3	7,297
Balance as of June 30, 2006	72,891	92,743	213,233	(7,608)	371,259

(Millions of Yen)

	Valuation and translation adjustments			Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2005	3,781	561	4,343	1,692	369,998
Changes:					
New stocks issuance					893
Dividends paid					(12,171)
Bonuses to directors					(222)
Interim net income					18,793
Purchase of treasury stocks					(14)
Deposition of treasury stocks					19
Net changes except for shareholders' equity	209	437	646	251	898
Net changes	209	437	646	251	8,195
Balance as of June 30, 2006	3,990	999	4,990	1,944	378,194

Interim Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	First Half of FY 2005.12 (Jan.1,2005-Jun.30,2005)	First Half of FY 2006.12 (Jan.1,2006-Jun.30,2006)	FY 2005.12 (Jan.1,2005-Dec.31, 2005)
I Cash flows from operating activities			
Income before income taxes and minority interests	44,232	30,482	86,178
Depreciation and amortization	6,734	6,440	16,980
Impairment loss	549	—	2,194
Decrease in reserve for employees' retirement benefits	(2,199)	(1,010)	(14,082)
Interest and dividend income	(259)	(1,422)	(642)
Interest expense	124	124	326
Loss on disposal of fixed assets	151	157	327
Loss (profit) from sales of fixed assets	(716)	120	(802)
Loss (gain) on sales and revaluation of investment securities	(194)	(840)	206
Decrease (increase) in notes and accounts receivable	441	18,395	(14,135)
Decrease in inventories	13,203	1,373	10,526
(Decrease) increase in notes and accounts payable	(7,706)	(1,721)	1,794
Decrease in accrued consumption tax	(888)	(814)	(560)
Others	(8,642)	(5,370)	(4,181)
Subtotal	44,828	45,915	84,131
Interest and dividends received	259	1,339	582
Interest paid	(128)	(125)	(297)
Income taxes paid	(9,782)	(19,141)	(19,753)
Net cash (used in) provided by operating activities	35,176	28,047	64,663
II Cash flows from investing activities			
Purchases of marketable securities	(35,017)	(76,937)	(123,096)
Proceeds from sales of marketable securities	41,102	84,501	93,906
Purchases of investment securities	(1,096)	(2)	(3,132)
Proceeds from sales of investment securities	354	1,026	393
Purchases of fixed assets	(3,813)	(12,377)	(9,102)
Proceeds from sales of fixed assets	5,363	504	5,472
Net decrease (increase) in short-term loans	0	0	0
Net decrease (increase) in long-term loans	71	6	70
Proceeds from sales of subsidiary's stock accompanied with change in scope of consolidation	—	—	29
Net cash (used in) provided by investing activities	6,964	(3,277)	(35,459)
III Cash flows from financing activities			
Net (decrease) in long-term debt	—	—	(1,000)
Redemption of bonds	(0)	(0)	(0)
Net (increase) in treasury stock	(14)	3	4
Cash dividends paid	(4,946)	(12,171)	(11,558)
Cash dividends paid to minority shareholders	—	—	(3)
Net cash used in financing activities	(4,960)	(12,168)	(12,556)
IV Effect of exchange rate changes on cash and cash equivalents	121	326	353
V Net increase (decrease) in cash and cash equivalents	37,302	12,927	16,999
VI Cash and cash equivalents at beginning of year	57,380	74,380	57,380
VII Cash and cash equivalents at end of year	94,682	87,308	74,380

Basis of Preparing Interim Consolidated Financial Statements

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan.1, 2005 - Dec. 31, 2005)
1. Scope of Consolidation (1) Number of consolidated subsidiaries: 15 companies Major subsidiaries: Chugai Pharma Marketing Ltd. Chugai Pharma (Shanghai) Consulting Co., Ltd. has been included in the scope of consolidation due to its establishment in 2005. Tohoku Chugai Pharmaceutical Co. Ltd. has been excluded from the scope of consolidation of the Balance Sheet as of June 30, 2005 because they had little value in their materiality. Their profit and loss statement during the first half period of 2005 is consolidated in the Consolidated Statement of Income.	1. Scope of Consolidation (1) Number of consolidated subsidiaries: 15 companies Major subsidiaries: Chugai Pharma Marketing Ltd. Chugai Pharma Manufacturing Co., Ltd. Chugai Techno Business Co., Ltd., subsidiary of Chugai, whose trade name was changed to "Chugai Pharma Manufacturing Co., Ltd." as of April 1, 2006 and has succeeded Chugai manufacturing function since May 1, 2006.	1. Scope of Consolidation (1) Number of consolidated subsidiaries: 15 companies Major subsidiaries: Overseas: Chugai Pharma Marketing Ltd. Chugai Pharma (Shanghai) Consulting Co., Ltd. has been included in the scope of consolidation due to its establishment in 2005. Tohoku Chugai Pharmaceutical Co. Ltd. has been excluded from the scope of consolidation of the Balance Sheets as of Dec 31, 2005 because we sold their stock. Their profit and loss statement during the first half period of 2005 is consolidated in the Consolidated Statements of Income.
(2) Non-consolidated subsidiaries: Eiko Kasei Co., Ltd., transferred nonprescription products business and Shanghai Chugai Pharma Co., Ltd. have been excluded from the scope of consolidation, because they had little value in their materiality.	(2) Non-consolidated subsidiaries: Same as in the left	(2) Non-consolidated subsidiaries: Same as in the left
2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: None	2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: Same as in the left	2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: Same as in the left
(2) Companies to which the equity method has not been applied: Subsidiaries: Eiko Kasei Co., Ltd. and Shanghai Chugai Pharma Co., Ltd. Affiliate: C&C Research Laboratories Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company had little value in their materiality.	(2) Companies to which the equity method has not been applied: Same as in the left	(2) Companies to which the equity method has not been applied: Subsidiaries: Eiko Kasei Co., Ltd. and Shanghai Chugai Pharma Co., Ltd. Affiliate: C&C Research Laboratories Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company had little value in their materiality.
3. Treatment for the difference in fiscal half-year period Closing date in fiscal half-year period of all subsidiaries is in agreement with the Company.	3. Treatment for the difference in fiscal half-year period: Same as in the left	3. Treatment for the Difference in Fiscal Period Closing date of all subsidiaries is in agreement with its Company.

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan.1, 2005 - Dec. 31, 2005)
4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Held-to-maturity securities: Held-to-maturity securities are stated by the amortized cost method. Other securities: - Securities with market value are stated at fair value at closing date for the fiscal half-year period, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.	4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Held-to-maturity securities: Held-to-maturity securities are stated by the amortized cost method. Other securities: - Securities with market value are stated at fair value at closing date for the fiscal half-year period, and changes in fair value are recorded as a separate component of net assets at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.	4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Held-to-maturity securities: Held-to-maturity securities are stated by the amortized cost method Other securities: - Securities with market value are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.
b. Basis of valuation of derivatives: Derivatives are revaluated by the market value method.	b. Basis of valuation of derivatives: Same as in the left	b. Basis of valuation of derivatives: Same as in the left
c. Inventories - Inventories other than work in process are presented at cost determined principally by the average method. - Work in process is stated at cost determined principally by the first-in, first-out method.	c. Inventories Same as in the left	c. Inventories Same as in the left
(2) Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method. Depreciation of software for internal use is calculated based on the usable period (five years).	(2) Method of depreciation Same as in the left	(2) Method of depreciation Same as in the left
(3) Accounting for important reserves a. Reserve for doubtful accounts In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to fail and these possibilities of future loss on financial instruments.	(3) Accounting for important reserves a. Reserve for doubtful accounts Same as in the left	(3) Accounting for important reserves a. Reserve for doubtful accounts Same as in the left
b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal half-year periods.	b. Reserve for bonuses to employees Same as in the left	b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan.1, 2005 - Dec. 31, 2005)
c. ----------------	c. Reserve for bonuses to directors The reserve for bonuses to directors is presented at an estimated amount of the liability for bonuses incurred for the fiscal half-year periods.	c. ----------------
d. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal half-year period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal half-year periods, in order to prepare for a loss arising from sales returns subsequent to the interim balance sheet date.	d. Reserve for sales returns Same as in the left	d. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.
e. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to the first half of this fiscal year.	e. Reserve for sales rebates Same as in the left	e. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to this fiscal year.
f. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the interim balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the interim balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the interim balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.	f. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the interim balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the interim balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the interim balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.	f. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan.1, 2005 - Dec. 31, 2005)
(Additional information) Return of substitutional employees' pension fund The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substitutional portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on October 7, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥8,501 million as of the balance sheet date. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" (Report No.13 of the Committee of Accounting System of Association of Japanese Certified Public Accountant) would be ¥10,844 million.		(Additional information) Return of substituted portion of welfare pension plan to the government The Company received approval of the return of the pension plan assets related to prior employee services with respect to the substituted portion of welfare pension plan. The approval was received from the Minister of Health, Labour and Welfare on August 1, 2005, and the Company returned the amount of pension plan asset (minimum legal reserve) to the government on November 16, 2005, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount affecting the current income statement was ¥10,717 million, recorded as extraordinary gain.
g. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the interim balance sheet date on the basis of the Company's internal regulations.	g. Reserve for officers' retirement benefits Same as in the left	g. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan.1, 2005 - Dec. 31, 2005)
(4) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the interim balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the interim balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.	(4) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the interim balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the interim balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in net assets of the accompanying consolidated financial statements.	(4) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.
(5) Accounting for lease transactions Non-cancelable lease transactions are primarily accounted for as operating leases (regardless of whether such leases are classified as operating or finance leases) except that lease which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	(5) Accounting for lease transactions Same as in the left	(5) Accounting for lease transactions Same as in the left
(6) Other Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption taxes.	(6) Other Same as in the left	(6) Other Same as in the left
5. Basis of evaluation of consolidated subsidiaries Inter-company investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary that is allocable to the parent is re-measured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interest(s) is carried at book value.	5. Basis of evaluation of consolidated subsidiaries Same as in the left	5. Basis of evaluation of consolidated subsidiaries Same as in the left
6. Excess of costs over net assets of acquired subsidiaries The excess of costs over the net assets of acquired subsidiaries is amortized over 20 years using the straight-line method or amortized fully when acquired if the amount is immaterial.	6. Excess of costs over net assets of acquired subsidiaries Same as in the left	6. Excess of costs over net assets of acquired subsidiaries Same as in the left
7. Appropriations of retained earnings The accompanying interim consolidated statements of retained earnings for fiscal half-year period have been prepared based on the appropriations approved by shareholders through the end of the fiscal half-year period.	7. ---------------	7. Appropriations of retained earnings The accompanying consolidated statements of retained earnings for fiscal year period have been prepared based on the appropriations approved by shareholders through the end of the fiscal year.
8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows (for fiscal half-year period) All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents.	8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows (for fiscal half-year period) Same as in the left	8. Scope of cash equivalents in consolidated statements of cash flows All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents.

Change in Accounting Policies

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan.1, 2005 - Dec. 31, 2005)
Impairment Accounting for Fixed Assets The Company adopted early impairment accounting standards during the fiscal period under review. These standards are based on the "Report on Accounting Standards for Impaired Fixes Assets", published by Business Accounting Council on August 9, 2002, and the "Implementation Guidelines on Accounting Standards for Impaired Fixes Assets" in the "Accounting Standard Implementation Guideline No. 6", published by the Accounting Standards Board of Japan on October 31, 2003. From the fiscal year closing on March 31, 2004, these standards are applicable on its fiscal statements. This caused a loss of ¥549 million in the interim income before income taxes. Accumulated impairment losses are deducted directly from the value of each asset according to the revised regulations of interim financial statements.	--------------------	Impairment Accounting for Fixed Assets The Company adopted early impairment accounting standards from the fiscal year 2005. These standards are based on the "Report on Accounting Standards for Impaired Fixes Assets", published by Business Accounting Council on August 9, 2002, and the "Implementation Guidelines on Accounting Standards for Impaired Fixes Assets" in the "Accounting Standard Implementation Guideline No. 6", published by the Accounting Standards Board of Japan on October 31, 2003. From the fiscal year closing on March 31, 2004, these standards are applicable on its fiscal statements. This caused a loss of ¥2,194 million in the income before income taxes. Accumulated impairment losses are deducted directly from the value of each asset according to the revised regulations of financial statements.
----------------	Accounting for employees' pension and retirement benefits The Company adopted new accounting standard, "Partial Revision of Accounting Standards for Retirement Benefits" (Accounting Standard Statement No.3, issued on March 16, 2005) and "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits" (Accounting Standard Guidance No.7, issued on March 16, 2005) from the fiscal period under review. The effect of this adoption was to increase operating profit, recurring profit and income before income taxes by ¥239 million. Accounting for directors' bonus The Company adopted new accounting Standard, "Accounting Standard for Directors' Bonus" (Accounting Standard Statement No. 4, issued on November 29, 2005) from the fiscal period under review. This adoption resulted in the decrease of operating profit, recurring profit and interim net income before income taxes by ¥57 million. Presentation of net assets in the balance sheet The Company adopted new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Statement No.5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Guidance No.8, issued on December 9, 2005) from the period under review. Total amount of conventional shareholders' equity was ¥376,250 million. Due to corporate law regarding financial statements, net assets in the interim balance sheet was shown based on the revised regulation.	------------------

Change in Presentation

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)
-------------------	Legal costs "Legal costs" was included in "Other" of non- operating expenses until previous interim period. From this interim period, as it exceeds over 10 % of total non-operating expenses, "Legal costs" is described out from the "Other". "Legal costs" of previous interim period in the "Other" was ¥16 million.

Additional Information

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
Pro forma standard taxation Pro forma standard taxation system was introduced as from the fiscal year starting on and after April 1, 2004, based on "the law for partial revision of local tax law, etc."(Code 9 of 2003) issued on March 31, 2003. The company included business tax on value added and on capital in selling and general administration expenses, according to "Practical treatment for representation of pro forma part of business tax on income statement"(in the Report of practical compliance No.12 issued on February 13, 2004 by the corporate accounting standard committee). As a result of this, selling and general administration expenses increased by ¥415 million, and operating profit, recurring profit, and interim net profit before tax decreased by ¥415 million.	-------------------	Pro forma standard taxation Pro forma standard taxation system was introduced as from the fiscal year starting on and after April 1, 2004, based on "the law for partial revision of local tax law, etc."(Code 9 of 2003) issued on March 31, 2003. The company included business tax on value added and on capital in selling, general and administrative expenses, according to "Practical treatment for representation of pro forma part of business tax on income statement"(in the Report of practical compliance No.12 issued on February 13, 2004 by the corporate accounting standard committee). As a result of this, selling, general and administrative expenses increased by ¥819 million, and operating profit, recurring profit, and net profit before tax decreased by ¥819 million.

Notes

1. Notes to the Consolidated Balance Sheets

First Half of FY 2005.12 (As of June 30, 2005)	First Half of FY 2006.12 (As of June 30, 2006)	FY 2005.12 (As of December 31,2005)
(1) Contingent liabilities (Millions of Yen) Guarantees of loans to employees 887	(1) Contingent liabilities (Millions of Yen) Guarantees of loans to employees 732	(1) Contingent liabilities (Millions of Yen) Guarantees of loans to employees 811
(2) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc. at the fiscal half-year end were as follows; (Millions of Yen) Total commitments 30,000 Commitments used — Commitments unused 30,000	(2) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc. at the fiscal half-year end were as follows; (Millions of Yen) Total commitments 30,000 Commitments used — Commitments unused 30,000	(2) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc in the balance sheet date was as follows; (Millions of Yen) Total commitments 30,000 Commitments used — Commitments unused 30,000

2. Notes to the Consolidated Statements of Income

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan.1, 2005 - Dec. 31, 2005)
(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 935 Reserve for doubtful accounts 2,211 Reserve for bonuses to employees 633 Reserve for officers' retirement benefits 49 Payroll expenses 11,596 Selling expenses 6,034 R&D expenses 22,893	(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 1,006 Reserve for doubtful accounts 2,472 Reserve for directors' bonuses 57 Reserve for bonuses to employees 374 Reserve for officers' retirement benefits 28 Payroll expenses 12,214 Selling expenses 4,774 R&D expenses 26,694	(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 1,922 Reserve for doubtful accounts 0 Reserve for bonuses to employees 2,847 Retirement benefit expenses 1,257 Reserve for officers' retirement benefits 98 Payroll expenses 26,088 Selling expenses 12,513 R&D expenses 50,058
(2) ---------------	(2) ---------------	(2) Gain on the return of substituted portion of welfare pension plan As the defined benefit pension plan law took effect, the company was approved for returning the substituted portion of welfare pension plan (prior services) by the Ministry of Health, Labor and Welfare as of August 1, 2005. This is due to its return.
(3) Fee for licensing agreement Milestone payments received based on the licensing agreement related to the co-development and co-marketing of MRA.	(3) ---------------	(3) Fee for licensing agreement Milestone payment received based on the licensing agreement related to the co-development and co-marketing of MRA.
(4) Profit from sales of fixed assets The profit was from the sale of land, building, etc. of old Kagamiishi factory, and the sale of land of old Matsunaga factory.	(4) ---------------	(4) Profit from sales of fixed assets The profit was from the sale of land, building, etc. of the former Kagamiishi plant, and the sale of land of the former Matsunaga plant.
(5) ---------------	(5) Gains on settlement due to office realignments These gains included the following: (a) Although the Company made the decision in the previous fiscal year to tear down certain buildings and other structures at its Tsukuba Research Center, an offer to purchase these facilities was received, and the Company sold these to another party without removing them. (b) The expenses that the Company expected to incur in connection with the relocation of its Head Office building, consisting of costs related to restoring the property to its original condition, were lower than expected.	(5) ---------------
(6) Office closing costs This is mainly retirement of equipment, etc.	(6) ---------------	(6) Office closing costs This is mainly due to retirement of equipments, etc. In addition, the Company depreciated extraordinarily ¥3,252 million to express reasonable book value, with respect to Ukima plant and Kamakura plant which were decided to close in the fiscal year 2005. This amount is included.

<table>
<tr><th>First Half of FY 2005.12
(Jan. 1, 2005 - Jun. 30, 2005)</th><th>First Half of FY 2006.12
(Jan. 1, 2006 - Jun. 30, 2006)</th><th>FY 2005.12
(Jan.1, 2005 - Dec. 31, 2005)</th></tr>
<tr><td>(7) Impairment loss
The impairment loss was for the unutilized assets of Tsukuba Research Center.</td><td>(7) ---------------</td><td>(7) Loss on impairment
Although the Company and consolidated subsidiaries have divided assets for business use into groups by business unit that generates the cash continuously, the Company and consolidated subsidiaries have treated the pharmaceutical business as one group because the Company and consolidated subsidiaries hold only pharmaceutical business. In addition, unutilized assets have been divided into groups individually.
The following impairment losses were recognized for the fiscal year 2005.

1. Former Tsukuba Research Center
(Millions of Yen)
<table>
<tr><th>Location</th><th>Use</th><th>Classification</th><th>Amount</th></tr>
<tr><td rowspan="2">Former Tsukuba Research Center (Niharu District, Ibaragi)</td><td rowspan="2">Pharmaceutical research</td><td>Building and Equipment</td><td>1,396</td></tr>
<tr><td>Land</td><td>359</td></tr>
</table>
The Tsukuba research center was closed as part of the restructuring of research and development function during the fiscal year 2005 and it is unutilized condition now. In addition, the buildings of its center were decided to dispose because of the difficulty in reusing.
In relation with this, the Company and consolidated subsidiaries reduced the buildings' book value to zero and the land's book value to net recoverable value. Net selling price, on the basis of the valuation price by the fixed property tax, was used as net recoverable value for the land.

2. Ukima Plant, Kamakura Plant, and Fujieda Plant
(Millions of Yen)
<table>
<tr><th>Location</th><th>Use</th><th>Classification</th><th>Amount</th></tr>
<tr><td>Ukima Plant (Kita Ward, Tokyo)</td><td>Pharmaceutical production</td><td>Building and Equipment</td><td>270</td></tr>
<tr><td rowspan="2">Kamakura Plant (Kamakura-City, Kanagawa)</td><td rowspan="2">Pharmaceutical production</td><td>Building and Equipment</td><td>131</td></tr>
<tr><td>Other</td><td>0</td></tr>
<tr><td>Fujieda Plant (Fujieda-City, Shizuoka)</td><td>Pharmaceutical production</td><td>Building and Equipment</td><td>34</td></tr>
</table>
In connection with the launch of restructuring production system for the purpose of thorough efficiency of manufacturing function and concentration of resources, the utilized assets mentioned above were decided to dispose and their book value were reduced to zero.</td></tr>
<tr><td>(8) ---------------</td><td>(8) Loss on office realignment costs
This is mainly arising from the restructuring of the manufacturing function.</td><td>(8) ---------------</td></tr>
<tr><td>(9) ---------------</td><td>(9) Loss on sales of fixed assets
This is arising from the sales of former Tsukuba Research Center.</td><td>(9) ---------------</td></tr>
</table>

5. Notes to Consolidated Statements of Changes in Net Assets

First Half of FY 2006.12 (Jan. 1, 2006 – Jun. 30, 2006)

1. Type and number of outstanding shares

Type of Shares	Number of shares as of Dec. 31, 2005	Number of shares increased in the current interim period	Number of shares decreased in the current interim period	Number of shares as of Jun. 30, 2006
Common stock	558,655,824	832,045	—	559,487,869
Total	558,655,824	832,045	—	559,487,869

(Note) Outstanding shares are increased by 832,045 due to conversion of convertible bonds 382,933, and exercise of warrant bonds 449,112.

2. Type and number of treasury stocks

Type of shares	Number of shares as of Dec. 31, 2005	Number of shares increased in the current interim period	Number of shares decreased in the current interim period	Number of shares as of Jun. 30, 2006
Common stock	5,386,584	6,290	12,418	5,380,456
Total	5,386,584	6,290	12,418	5,380,456

(Note) 1. Treasury stocks are increased by 6,290 due to repurchase of fractional shares.
2. Treasury stocks are decreased by 12,418 due to additional purchase of fractional shares 218, and exercise of stock option 12,220.

3. Warrants and treasury stocks with warrants

Not applicable.

4. Dividends

(1) Dividends paid to shareholders

Date of Approval	Type of shares	Amount (Millions of Yen)	per Share (Yen)	Record date	Effective date
23rd March, 2006 Annual general meeting of shareholders	Common stock	12,171	22	Dec. 31, 2005	Mar. 24, 2006

(2) Dividends which record date within current interim period but to be effective after current interim period

Date of Approval	Type of shares	Amount (Millions of Yen)	Resource of distribution	per Share (Yen)	Record date	Effective date
31st July, 2006 Board of directors	Common stock	6,649	Retained earnings	12	Jun. 30, 2006	Sep. 8, 2006

4. Notes to the Consolidated Statements of Cash Flows

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)

Reconciliation between cash and cash equivalents in the interim consolidated statements of cash flows and cash and deposits in the interim consolidated balance sheets.

	(Millions of Yen)
Cash and deposits	94,682
Cash and Cash Equivalents	94,682

First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)

Reconciliation between cash and cash equivalents in the interim consolidated statements of cash flows and cash and deposits in the interim consolidated balance sheets.

	(Millions of Yen)
Cash and deposits	87,308
Cash and Cash Equivalents	87,308

FY 2005.12 (Jan.1, 2005 - Dec. 31, 2005)

Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets.

	(Millions of Yen)
Cash and deposits	74,380
Cash and Cash Equivalents	74,380

5. Lease Transactions

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance.

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	74	19	55
Furniture and fixtures	2,383	1,205	1,178
Total	2,458	1,224	1,234

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

	(Millions of Yen)
Due within one year	560
Due over one year	673
Total	1,234

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(3) Lease payments and depreciation

	(Millions of Yen)
Lease payment	313
Depreciation	313

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance.

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	74	31	42
Furniture and fixtures	2,282	1,285	996
Total	2,357	1,317	1,039

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

	(Millions of Yen)
Due within one year	400
Due over one year	638
Total	1,039

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(3) Lease payments and depreciation

	(Millions of Yen)
Lease payment	296
Depreciation	296

(4) Depreciation of leased assets

Same as in the left.

FY 2005.12 (Jan.1, 2005 - Dec. 31, 2005)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance.

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	74	25	48
Furniture and fixtures	2,538	1,404	1,134
Total	2,613	1,429	1,183

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	(Millions of Yen)
Due within one year	490
Due over one year	693
Total	1,183

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	(Millions of Yen)
Lease payment	604
Depreciation	604

(4) Depreciation of leased assets

Same as in the left.

6. Fair Value of Marketable Securities and Investment Securities

As of June 30, 2005:

(1) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(2) Marketable securities classified as other securities at market value

(Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	3,285	7,975	4,690
Bonds	35,821	35,835	14
Others	3,989	4,051	61
Total	43,095	47,862	4,766

(3) Balance sheet amounts of securities that are not presented at market value

(Millions of Yen)

	Carrying value
Other securities: Unlisted stocks, etc	537

As of June 30, 2006:

(1) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(2) Marketable securities classified as other securities at market value

(Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	3,089	9,837	6,747
Bonds	53,157	53,133	(23)
Others	15,989	15,958	(31)
Total	72,236	78,929	6,692

(3) Balance sheet amounts of securities that are not presented at market value

(Millions of Yen)

	Carrying value
Other securities: Unlisted stocks, etc	518
Total	518

As of December 31, 2005:

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities with market value

The Company and its consolidated subsidiaries had no held-to-maturity securities with market value.

(3) Other securities with market value

(a) Securities whose carrying value exceeds their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	3,272	9,522	6,249
Bonds	18,564	18,580	15
Others	15,989	16,076	87
Total	37,826	44,179	6,352

(b) Securities whose carrying value does not exceed their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Bonds	42,209	42,198	(10)
Total	42,209	42,198	(10)
Total (a+b)	80,036	86,378	6,342

(4) Other securities sold during the fiscal year

(Millions of Yen)

Total of sale	Total of gain on sale	Total of loss on sale
361	246	23

(5) Securities without market value

(Millions of Yen)

	Carrying value
a. Held-to-maturity securities:	—
b. Other securities:	
Unlisted stocks, etc	520

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

(Millions of Yen)

	Within one year	Between one and five years
Other securities with maturity dates		
Governmental bonds, Municipal bonds, etc	4,999	—
Corporate bonds	30,570	8,210
Others	33,075	—
Total	68,645	8,210

7. Derivative Transactions

As of June 30, 2005:

Description of fair value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts			
Buy:			
Swiss francs	13,814	13,778	(36)
Currency swaps:			
Euro/Yen	1,000	34	34
Total	—	—	(2)

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

	Notional amounts	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/floating and pay/fixed	5,000	(255)	(255)
Receive/fixed and pay/floating	5,000	261	261
Total	10,000	5	5

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

As of June 30, 2006:

Description of fair value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts			
Buy:			
Swiss francs	192	201	8
Total	192	201	8

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting: None

b. Interest-related transactions (Millions of Yen)

	Notional amounts	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/floating and pay/fixed	5,000	(115)	(115)
Receive/fixed and pay/floating	5,000	118	118
Total	10,000	2	2

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting: None

As of December 31, 2005:

(1) Items related to the status derivative transactions

a. Description of financial derivative transactions

The derivative financial instruments that the Company utilizes are both foreign exchange contract transaction and currency swap relating to foreign currency, and interest rate swap transaction relating to interest rate.

b. Policy of financial derivative transactions

The Company mainly utilizes financial derivative transactions in order to reduce a market risk on business, but does not utilize them for speculative purpose.

c. Purpose of financial derivative transactions

The Company utilizes them for following purposes;

- in order to hedge against fluctuation risks in foreign currency exchange rate according to money claim and monetary assets and liabilities in foreign currencies.
- in order to hedge against fluctuation risks in interest rate according to borrowed money and reduce financial charges

d. Description of risks associated with derivative transactions

The Company is exposed to fluctuation risks in foreign currency exchange rate according to foreign exchange contract transactions, and exposed to fluctuation risks in market interest rate according to interest rate swap agreement. It is believed that the risk of non-fulfillment of contracts would be quite low because the Company enters into transactions only with financial institutions with high credit ratings.

e. Risk management of the financial derivatives

Bursary executes and controls the foreign exchange contract transactions relating to foreign currency, by getting the approval of the settlement person in charge based on the Company's rule. And bursary also executes interest swap transaction relating to interest rate, by getting the approval of the settlement person in charge.

f. Supplementary note for "Description of market value of the financial derivatives"

The contract amount of the financial derivatives on following note is absolutely nominal amount or estimated notional principal. The contract amount is not representative of the size of risk associated with derivative transactions.

(2) **Description of market value of the financial derivatives**

a. Currency-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Forward foreign exchange contracts Buy: Swiss francs	13,941	—	14,014	73
Total	13,941	—	14,014	73

(Notes)

1. Revaluation method of fair value: It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting: None

b. Interest-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Interest rate swaps:				
Receive/floating and pay/fixed	5,000	5,000	(187)	(187)
Receive/fixed and pay/floating	5,000	5,000	191	191
Total	10,000	10,000	3	3

(Notes)

1. Revaluation method of fair value: It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting: None

8. Stock Option

As it is published by EDINET, description related to stock option is omitted..

9. Segment Information

(1) Business Segments

For the First Half of FY 2005.12 ended June 30, 2005 (January 1, 2005 - June 30, 2005)

The Company and its consolidated subsidiaries have transferred Insecticide business, which was categorized as "Other business" in the fiscal year 2004. As it has been comprised of a single business segment of "Pharmaceutical business" for the fiscal year 2005, the disclosure of business segments has been omitted.

For the First Half of FY 2006 ended June 30, 2006 (January 1, 2006 - June 30, 2006)

As the Company has been comprised of a single business segment of "Pharmaceutical business," the disclosure of business segments has been omitted.

For the Year ended December 31, 2005 (January 1, 2005 - December 31, 2005)

The Company and its consolidated subsidiaries have transferred Insecticide business, which was categorized as "Other business" in the fiscal year 2004. As it has been comprised of a single business segment of "Pharmaceutical business" for the fiscal year 2005, the disclosure of business segments has been omitted.

(2) Geographical Segments

For the First Half of FY 2005.12 ended June 30, 2005 (January 1, 2005 - June 30, 2005) and
For the First Half of FY 2006 ended June 30, 2006 (January 1, 2006 - June 30, 2006)

As net sales of the domestic consolidated subsidiaries constituted over 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

For the Year ended December 31, 2005 (January 1, 2004 - December 31, 2005)

As net sales and total assets of the domestic consolidated subsidiaries constituted over 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

(3) Overseas Sales

For the First Half of FY 2005.12 ended June 30, 2005 (January 1, 2005 - June 30, 2005)

Oversea sales were ¥11,083 million. The disclosure of overseas sales has been omitted because they were less than 10% of the consolidated total.

For the First Half of FY 2006 ended June 30, 2006 (January 1, 2006 - June 30, 2006)

Oversea sales were ¥12,966 million. The disclosure of overseas sales has been omitted because they were less than 10% of the consolidated total.

For the year ended December 31, 2005 (January 1, 2005 - December 31, 2005)

Oversea sales were ¥23,455 million. The disclosure of overseas sales has been omitted because they were less than 10% of the consolidated total.

16. Significant Subsequent Events

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
Return of substituted portion of welfare pension plan to the government As the defined benefit pension plan law took effect, the company was approved for returning the past part of substituted portion of welfare pension plan by the Ministry of Health, Labor and Welfare as of August 1, 2005. This will influence the profit of this year by 10,850 million yen.	—	—


FASF
MEMBERSHIP



CHUGAI PHARMACEUTICAL CO., LTD.

Creating Value for Life

INTERIM NON-CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the first half of fiscal year 2006.12 ended June 30, 2006)

July 31, 2006

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo 103-8324, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors
Contact: Mr. Yoshio Itaya, Vice President and General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of Board Meeting for Settlement of Accounts: July 31, 2006
Date of Declaration of Interim Dividends: September 8, 2006 Application of unit share system: Applicable
(A unit is 100 shares)

1. Non-Consolidated Operating Results for the First Half of FY 2006 ended June 30, 2006

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
First half of FY2006.12	¥146,538 million	(4.3)	¥24,186 million	(34.1)	¥27,281 million	(32.0)
First half of FY2005.12	¥153,156 million	11.1	¥36,686 million	81.0	¥40,106 million	81.5
FY ended December 2005	¥314,524 million		¥72,024 million		¥76,057 million	

	Net Income	% change	Net Income per Share
First half of FY2006.12	¥17,602 million	(35.7)	¥31.79
First half of FY2005.12	¥27,360 million	106.1	¥49.78
FY ended December 2005	¥51,367 million		¥92.89

Note 1. Average number of outstanding shares: 553,794,881 shares for the first half ended June 30, 2006, and 549,658,803 shares for the first half ended June 30, 2005, and 550,619,420 shares for the year ended December 31, 2005, respectively.
2. Change in method of accounting: None
3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous first half.

(2)Financial conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2006	¥422,015 million	¥365,828 million	86.7%	¥660.21
As of June 30, 2005	¥410,093 million	¥338,796 million	82.6%	¥614.88
As of December 31, 2005	¥443,026 million	¥359,513 million	81.1%	¥649.40

Note: (a) Number of shares outstanding at the end of the first half or fiscal year: 554,107,413 shares as of June 30, 2006, 550,998,318 shares as of June 30, 2005, and 553,269,240 shares as of December 31, 2005, respectively.
(b) Numbers of treasury stock : 5,380,456 shares as of June 30, 2006, 5,408,178 shares as of June 30, 2005 and 5,386,584 shares as of December 31, 2005, respectively.

2. Forecast for the Year ending December 31, 2006 (January 1, 2006 - December 31, 2006)

	Net Sales	Recurring Profit	Net Income
FY ending December 2006	¥310,000 million	¥51,700 million	¥32,800 million

Reference: Projected net income per share for the year ending December 31, 2006 is ¥59.19.

3.Dividends

Cash dividends	Dividends per Share (yen)		
	Interim	Year-end	Annual Dividends
FY ended December 2005	12.00	22.00	34.00
FY ending December 2006 (actual)	12.00	—	Not determined
FY ending December 2006 (forecast)	—	Not determined	

Note: The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.
See page 8 of the Interim Consolidated Financial Statements as to the above forecasts.

Interim Non-Consolidated Balance Sheet

(Millions of Yen)

Accounts	As of June 30, 2005			As of June 30, 2006			As of December 31, 2005		
Assets			%			%			%
I Current assets:									
Cash and deposits	85,631			67,721			61,316		
Trade notes receivable	128			—			42		
Accounts receivable	103,206			98,622			117,253		
Marketable securities	33,373			63,923			68,645		
Inventories	44,069			23,230			46,781		
Deferred tax assets	10,129			10,724			12,193		
Other	4,991			15,691			5,740		
Reserve for doubtful accounts	(323)			(253)			(344)		
Total current assets		281,206	68.6		279,660	66.3		311,629	70.3
II Fixed assets									
1. Tangible fixed assets: (*1)									
Buildings	40,697			23,613			37,414		
Machinery and equipment	11,199			3,341			15,571		
Land	9,109			9,109			9,109		
Construction in progress	4,211			1,703			7,514		
Other	8,011			6,558			8,252		
Total tangible fixed assets	73,229			44,325			77,861		
2. Intangible fixed assets:	5,542			4,796			4,959		
3. Investments and other assets:									
Investment securities	15,026			15,511			18,240		
Investments in subsidiaries and affiliates	6,111			57,643			6,111		
Deferred tax assets	15,130			9,856			11,402		
Other	14,128			10,488			13,120		
Reserve for doubtful accounts	(281)			(267)			(299)		
Total investments and other assets	50,115			93,232			48,576		
Total fixed assets		128,886	31.4		142,354	33.7		131,397	29.7
Total assets		410,093	100.0		422,015	100.0		443,026	100.0

(Millions of Yen)

Accounts	As of June 30, 2005			As of June 30, 2006			As of December 31, 2005		
			%			%			%
Liabilities									
I Current liabilities:									
Accounts payable	11,402			22,448			20,914		
Short-term borrowings	1,000			—			—		
Accrued expenses	9,063			9,303			12,791		
Accrued income taxes	13,411			7,503			18,204		
Accrued consumption taxes	1,509			1,027			1,813		
Reserve for bonuses to employees	3,713			3,540			4,438		
Reserve for bonuses to directors	—			57			—		
Reserve for sales returns	70			35			43		
Reserve for sales rebates	1,502			2,662			1,884		
Other	7,726			3,786			15,717		
Total current liabilities		49,400	12.1		50,365	11.9		75,808	17.1
II Fixed liabilities:									
Bonds with warrant	2,404			300			901		
Convertible bonds	1,306			155			447		
Reserve for employees' retirement benefits	17,732			4,824			5,844		
Reserve for officers' retirement benefits	430			507			480		
Other	22			33			30		
Total fixed liabilities		21,896	5.3		5,820	1.4		7,704	1.8
Total liabilities		71,296	17.4		56,186	13.3		83,513	18.9
Shareholders' equity									
I Common stock		71,261	17.4		—	—		72,443	16.3
II Additional paid-in capital									
1.Additional paid-in capital	91,114			—			92,294		
2.Other	0			—			1		
Total additional paid-in capital		91,115	22.2		—	—		92,296	20.8
III Retained earnings									
1. Legal reserve	6,480			—			6,480		
2. Voluntary earned reserve	136,388			—			136,388		
3. Unappropriated retained earnings for the current year	38,339			—			55,734		
Total retained earnings		181,208	44.2		—	—		198,603	44.8
IV Net unrealized gain on securities		2,842	0.7		—	—		3,781	0.9
V Treasury stock, at cost		(7,631)	(1.9)		—	—		(7,611)	(1.7)
Total shareholders' equity		338,796	82.6		—	—		359,513	81.1
Total liabilities and shareholders' equity		410,093	100.0		—	—		443,026	100.0

(Millions of Yen)

Accounts	As of June 30, 2005			As of June 30, 2006			As of December 31, 2005		
Net assets			%			%			%
I Shareholders' equity									
1 Common stock		—	—		72,891	17.2		—	—
2 Additional paid-in capital									
1.Capital surplus	—			92,739			—		
2.Other	—			3			—		
Total additional paid-in capital		—	—		92,743	22.0		—	—
3 Retained earnings									
1. Legal reserve	—			6,480			—		
2. Other									
Reserve for advanced depreciation of fixed assets	—			1,075			—		
Special reserve	—			149,220			—		
Retained earnings carried forward	—			47,036			—		
Total retained earnings		—	—		203,812	48.3		—	—
4 Treasury stock		—	—		(7,608)	(1.8)		—	—
Total stockholders' equity		—	—		361,837	85.7		—	—
II Valuation and translation adjustments									
Net unrealized gain on securities		—			3,990			—	
Total valuation and translation adjustments		—	—		3,990	1.0		—	—
Total net assets		—	—		365,828	86.7		—	—
Total liabilities and net assets		—	—		422,015	100.0		—	—

Interim Non-Consolidated Statement of Income

(Millions of Yen)

Accounts	First Half of FY 2005.12 (Jan. 1, 2005-Jun. 30, 2005)			First Half of FY 2006.12 (Jan. 1, 2006-Jun. 30, 2006)			FY 2005.12 (Jan. 1, 2005-Dec. 31, 2005)		
			%			%			%
I Net sales		153,156	100.0		146,538	100.0		314,524	100.0
II Cost of sales		58,492	38.2		59,661	40.7		118,629	37.7
Gross profit		94,664	61.8		86,877	59.3		195,894	62.3
Reserve for sales returns		67	0.0		43	0.0		67	0.0
Reversal of reserve for sales returns		70	0.0		35	0.0		43	0.0
Net gross profit		94,661	61.8		86,885	59.3		195,918	62.3
III Selling, general and administrative expenses		57,975	37.9		62,699	42.8		123,894	39.4
Operating income		36,686	24.0		24,186	16.5		72,024	22.9
IV Non-operating income (*1)		4,268	2.8		4,546	3.1		6,388	2.0
V Non-operating expenses (*2)		848	0.6		1,451	1.0		2,354	0.7
Recurring profit		40,106	26.2		27,281	18.6		76,057	24.2
VI Extraordinary gain (*3)		2,416	1.6		1,654	1.1		13,135	4.2
VII Extraordinary loss (*4)		549	0.4		1,012	0.7		8,531	2.7
Income before income taxes		41,973	27.4		27,923	19.1		80,661	25.6
Income taxes:									
Current	14,322			7,447			27,976		
Deferred	291	14,613	9.5	2,874	10,321	7.0	1,318	29,294	9.3
Net income		27,360	17.9		17,602	12.0		51,367	16.3
Retained earnings at beginning of year		10,979			—			10,979	
Interim dividends		—			—			6,611	
Unappropriated retained earnings for the current year		38,339			—			55,734	

Non-Consolidated Statement of Changes in Net Assets

First Half of FY 2006.12 (Jan. 1, 2006 – Jun. 30, 2006) (Millions of Yen)

	Shareholders' equity						
	Common stock	Additional paid-in capital		Retained earnings			
					Other retained earnings		
		Capital surplus	Other	Legal reserve	Reserve for advanced depreciation of fixed assets	Special reserve	Retained earnings carried forward
Balance as of December 31, 2005	72,443	92,294	1	6,480	1,168	135,220	55,734
Changes:							
New stocks issuance	447	445					
Reversal of reserve for advanced depreciation of fixed assets					(92)		92
Voluntary earned reserve - special reserve						14,000	(14,000)
Dividends paid							(12,171)
Bonuses to directors							(222)
Interim net income							17,602
Purchase of treasury stocks							
Deposition of treasury stocks			1				
Net changes except for shareholders' equity							
Net changes	447	445	1	—	(92)	14,000	(8,698)
Balance as of June 30, 2006	72,891	92,739	3	6,480	1,075	149,220	47,036

(Millions of Yen)

	Shareholders' equity		Valuation and translation adjustments	Total net assets
	Treasury stock	Total stockholders' equity	Net unrealized gain on securities	
Balance as of December 31, 2005	(7,611)	355,731	3,781	359,513
Changes:				
New stocks issuance		893		893
Reversal of reserve for advanced depreciation of fixed assets		—		—
Voluntary earned reserve - special reserve		—		—
Dividends paid		(12,171)		(12,171)
Bonuses to directors		(222)		(222)
Interim net income		17,602		17,602
Purchase of treasury stocks	(14)	(14)		(14)
Deposition of treasury stocks	17	19		19
Net changes except for shareholders' equity			209	209
Net changes	3	6,106	209	6,315
Balance as of June 30, 2006	(7,608)	361,837	3,990	365,828

Significant Accounting Policies

<table>
<tr><th>First Half of FY 2005.12
(Jan. 1, 2005 - Jun. 30, 2005)</th><th>First Half of FY 2006.12
(Jan. 1, 2006 - Jun. 30, 2006)</th><th>FY 2005.12
(Jan. 1, 2005 - Dec. 31, 2005)</th></tr>
<tr><td>1. Basis and method for valuation of assets
a. Financial assets
Held-to-maturity securities:
Held-to-maturity debt securities are stated by the amortized cost method.
Investments in subsidiaries and affiliates:
Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.
Other securities:
- Securities with market value are stated at fair value at closing date for the fiscal half-year period, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.
- Securities without market value are stated at cost determined by the moving average method.</td><td>1. Basis and method for valuation of assets
a. Financial assets
Held-to-maturity securities:
Held-to-maturity debt securities are stated by the amortized cost method.
Investments in subsidiaries and affiliates:
Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.
Other securities:
- Securities with market value are stated at fair value at closing date for the fiscal half-year period, and changes in fair value are recorded as a separate component of net assets at an amount net of tax, and the moving average method is used to calculate the original cost.
- Securities without market value are stated at cost determined by the moving average method.</td><td>1. Basis and method for valuation of assets
a. Financial assets
Held-to-maturity securities:
Held-to-maturity debt securities are stated by the amortized cost method.
Investments in subsidiaries and affiliates:
Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.
Other securities:
- Securities with market are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.
- Securities without market value are stated at cost determined by the moving average method.</td></tr>
<tr><td>b. Basis of valuation of derivatives
Derivatives are revaluated by the market value method.
c. Inventories
- Inventories other than work in process are presented at cost determined principally by the average method.
- Work in process is stated at cost determined principally by the first-in, first-out method.</td><td>b. Basis of valuation of derivatives
Same as in the left
c. Inventories
Same as in the left</td><td>b. Basis of valuation of derivatives
Same as in the left
c. Inventories
Same as in the left</td></tr>
<tr><td>2. Method of depreciation
a. Tangible fixed assets
Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.
b. Intangible fixed assets
Depreciation of intangible fixed assets is calculated primarily by the straight-line method.
Depreciation of software for internal use is calculated based on the usable period (five years).</td><td>2. Method of depreciation
Same as in the left</td><td>2. Method of depreciation
Same as in the left</td></tr>
<tr><td>3. Accounting for important reserves
a. Reserve for doubtful accounts
In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at un-collectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to fail and these possibilities of future loss on financial instruments.
b. Reserve for bonuses to employees
The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal half-year periods.
c. ------------------------------</td><td>3. Accounting for important reserves
a. Reserve for doubtful accounts
Same as in the left
b. Reserve for bonuses to employees
Same as in the left
c. Reserve for bonuses to directors
The reserve for bonuses to directors is presented at an estimated amount of the liability for bonuses incurred for the fiscal half-year periods.</td><td>3. Accounting for important reserves
a. Reserve for doubtful accounts
Same as in the left.
b. Reserve for bonuses to employees
The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.
c. ------------------------------</td></tr>
</table>

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
d. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal half-year period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal half-year periods, in order to prepare for a loss arising from sales returns subsequent to the interim balance sheet date.	d. Reserve for sales returns Same as in the left	d. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.
e. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to the first half of this fiscal year.	e. Reserve for sales rebates Same as in the left	e. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to this fiscal year.
f. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the interim balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the interim balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized.	f. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the interim balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the interim balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized.	f. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized.
(Additional information) Return of substitutional employees' pension fund The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substitutional portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on October 7, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥8,501 million as of the balance sheet date. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" (Report No.13 of the Committee of Accounting System of Association of Japanese Certified Public Accountant) would be ¥10,844 million.	-------------------------------	(Additional information) Return of substituted portion of welfare pension plan to the government The Company received approval of the return of the pension plan assets related to prior employee services with respect to the substituted portion of welfare pension plan. The approval was received from the Minister of Health, Labour and Welfare on August 1, 2005, and the Company returned the amount of pension plan asset (minimum legal reserve) to the government on November 16, 2005, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount affecting the current income statement was ¥10,717 million, recorded as extraordinary gain.

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the interim balance sheet date on the basis of the Company's internal regulations.	f. Reserve for officers' retirement benefits Same as in the left	f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.
4. Accounting for lease transactions Non-cancelable lease transactions are primarily accounted for as operating leases (regardless of whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	4. Accounting for lease transactions Same as in the left	4. Accounting for lease transactions Same as in the left
5. Other Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption taxes.	5. Other Same as in the left	5. Other Same as in the left

Change in Accounting Policies

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
Impairment Accounting for Fixed Assets The Company adopted early impairment accounting standards during the fiscal period under review. These standards are based on the "Report on Accounting Standards for Impaired Fixes Assets", published by Business Accounting Council on August 9, 2002, and the "Implementation Guidelines on Accounting Standards for Impaired Fixes Assets" in the "Accounting Standard Implementation Guideline No. 6", published by the Accounting Standards Board of Japan on October 31, 2003. From the fiscal year closing on March 31, 2004, these standards are applicable on its fiscal statements. This caused a loss of ¥549 million in the interim income before income taxes. Accumulated impairment losses are deducted directly from the value of each asset according to the revised regulations of interim financial statements.	――――――――――	Impairment Accounting for Fixed Assets The Company adopted early impairment accounting standards from the fiscal year 2005. These standards are based on the "Report on Accounting Standards for Impaired Fixes Assets", published by Business Accounting Council on August 9, 2002, and the "Implementation Guidelines on Accounting Standards for Impaired Fixes Assets" in the "Accounting Standard Implementation Guideline No. 6", published by the Accounting Standards Board of Japan on October 31, 2003. From the fiscal year closing on March 31, 2004, these standards are applicable on its fiscal statements. This caused a loss of ¥2,194 million in the income before income taxes. Accumulated impairment losses are deducted directly from the value of each asset according to the revised regulations of financial statements.
――――――――――	Accounting standard for employees' pension and retirement benefits The Company adopted new accounting standard, "Partial Revision of Accounting Standards for Retirement Benefits" (Accounting Standard Statement No.3, issued on March 16, 2005) and "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits" (Accounting Standard Guidance No.7, issued on March 16, 2005) from the fiscal period under review. The effect of this adoption was to increase operating profit, recurring profit and income before income taxes by ¥239 million.	――――――――――
――――――――――	Accounting standard for directors' bonuses "The Company adopted new accounting Standard, "Accounting Standard for Directors' Bonus" (Accounting Standard Statement No. 4, issued on November 29, 2005) from the fiscal period under review. This adoption resulted in the decrease of operating profit, recurring profit and interim net income before income taxes by ¥57 million.	――――――――――

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
――――――――	Accounting standard for net assets of balance sheet The Company adopted new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Statement No.5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Guidance No.8, issued on December 9, 2005) from the period under review. Total amount of conventional shareholders' equity was ¥365,828 million. Due to corporate law regarding financial statements, net assets in the interim balance sheet was shown based on the revised regulation.	――――――――

Additional Information

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
Pro forma standard taxation Pro forma standard taxation system was introduced as from the fiscal year starting on and after April 1, 2004, based on "the law for partial revision of local tax law, etc."(Code 9 of 2003) issued on March 31, 2003. The company included business tax on value added and on capital in selling and general administration expenses, according to "Practical treatment for representation of pro forma part of business tax on income statement" (in the Report of practical compliance No.12 issued on February 13, 2004 by the corporate accounting standard committee). As a result of this, selling and general administration expenses increased by ¥415 million, and operating profit, recurring profit, and interim net profit before tax decreased by ¥415 million.	――――――――	Pro forma standard taxation Pro forma standard taxation system was introduced as from the fiscal year starting on and after April 1, 2004, based on "the law for partial revision of local tax law, etc."(Code 9 of 2003) issued on March 31, 2003. The company included business tax on value added and on capital in selling and general administration expenses, according to "Practical treatment for representation of pro forma part of business tax on income statement" (in the Report of practical compliance No.12 issued on February 13, 2004 by the corporate accounting standard committee). As a result of this, selling and general administration expenses increased by ¥819 million, and operating profit, recurring profit, and net profit before tax decreased by ¥819 million.

Notes

1. Notes to the Non-Consolidated Balance Sheet

<table>
<tr><th>First Half of FY 2005.12
(As of June 30, 2005)</th><th>First Half of FY 2006.12
(As of June 30, 2006)</th><th>FY 2005.12
(As of December 31, 2005)</th></tr>
<tr>
<td>(1) Accumulated depreciation of tangible fixed assets: ¥121,473 million
(2) Contingent liabilities
(Millions of Yen)
Guarantees of loans to employees 887
(3) Commitment line (loan framework) contract
The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans on the balance sheet for fiscal half-year ended June 30 were as follows;
(Millions of Yen)
Total commitments 30,000
Commitments used —
Commitments unused 30,000</td>
<td>(1) Accumulated depreciation of tangible fixed assets: ¥70,272 million
(2) Contingent liabilities
(Millions of Yen)
Guarantees of loans to employees 732
(3) Commitment line (loan framework) contract
The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans on the balance sheet for fiscal half-year ended June 30 were as follows;
(Millions of Yen)
Total commitments 30,000
Commitments used —
Commitments unused 30,000</td>
<td>(1) Accumulated depreciation of tangible fixed assets: ¥126,104 million
(2) Contingent liabilities
(Millions of Yen)
Guarantees of loans to employees 811
(3) Commitment line (loan framework) contract
The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc. on the balance sheet for fiscal year ended December 31 were as follows;
(Millions of Yen)
Total commitments 30,000
Commitments used —
Commitments unused 30,000</td>
</tr>
</table>

2. Notes to the Non-Consolidated Statement of Income

First Half of FY 2005.12 (As of June 30, 2005)	First Half of FY 2006.12 (As of June 30, 2006)	FY 2005.12 (As of December 31, 2005)
(1) Significant components in non-operating income: (Millions of Yen) Interests income 70 Interests on securities 19 Dividend income 311 Patent royalties 1,027 Exchange profit 518 Gain on derivatives 335	(1) Significant components in non-operating income: (Millions of Yen) Interests income 74 Interests on securities 44 Dividend income 1,128 Patent royalties 1,239 Gain on derivatives 263	(1) Significant components in non-operating income: (Millions of Yen) Interests income 217 Interests on securities 68 Dividend income 352 Patent royalties 2,301 Exchange profit 22 Gain on derivatives 946
(2) Significant components in non-operating expense: (Millions of Yen) Interests expense 70 Interests of bonds 20 Loss on inventories 100 Loss on disposal of fixed assets 151	(2) Significant components in non-operating expense: (Millions of Yen) Interests expense 77 Interests of bonds 2 Loss on inventories 281 Loss on disposal of fixed assets 151 Exchange loss 276	(2) Significant components in non-operating expense: (Millions of Yen) Interests expense 218 Interests of bonds 32 Loss on inventories 779 Loss on disposal of fixed assets 325
(3) Extraordinary gains: (Millions of Yen) Fee for licensing agreement 1,667 Milestone payments received based on the licensing agreement related to the co-development and co-marketing of MRA Profit from sales of fixed assets 749 The profit was from the sale of land, building, etc. of old Kagamiishi factory, and the sale of land of old Matsunaga factory.	(3) Extraordinary gains: (Millions of Yen) Gains on settlement due to office realignments 813 These gains included the following: (a) Although the Company made the decision in the previous fiscal year to tear down certain buildings and other structures at its Tsukuba Research Center, an offer to purchase these facilities was received, and the Company sold these to another party without removing them. (b) The expenses that the Company expected to incur in connection with the relocation of its Head Office building, consisting of costs related to restoring the property to its original condition, were lower than expected. Gain on sales of investment securities 840	(3) Extraordinary gains: (Millions of Yen) Return of substituted portion of welfare pension plan to the government 10,717 The Company received approval of the return of the pension plan assets related to prior employee services with respect to the substituted portion of welfare pension plan. The approval was received from the Minister of Health, Labour and Welfare on August 1, 2005, and the Company returned the amount of pension plan asset (minimum legal reserve) to the government on November 16, 2005, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law.The amount affecting the current income statement was ¥10,717million, recorded as extraordinary gain. Fee for licensing agreement 1,667 Milestone payments received based on the licensing agreement related to the co-development and co-marketing of MRA Profit from sales of fixed assets 750 The profit was from the sale of land, building, etc. of former Kagamiishi plant, and the sale of land of former Matsunaga plant.

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)

(4) Extraordinary losses:

(Millions of Yen)

Impairment loss	549

The impairment loss was for the unutilized assets of Tsukuba Research Center.

First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)

(4) Extraordinary losses:

(Millions of Yen)

Loss on office realignment costs	766

This is mainly arising from the restructuring of the manufacturing function.

Loss on sales of fixed assets	245

This is arising from the sales of former Tsukuba Research Center.

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)

(4) Extraordinary losses:

(Millions of Yen)

Office closing costs	6,337

This is mainly due to retirement of equipments, etc. In addition, the Company depreciated extraordinarily ¥3,252 million to express reasonable book value, with respect to Ukima plant and Kamakura plant which were decided to close in the fiscal year 2005. This amount is included.

Loss on impairment	2,194

Although the Company has divided assets for business use into groups by business unit that generates the cash continuously, the Company has treated the pharmaceutical business as one group because the Company holds only pharmaceutical business. In addition, unutilized assets have been divided into groups individually.

The following impairment losses were recognized for the fiscal year 2005.

1.Former Tsukuba Research Center

(Millions of Yen)

Location	Use	Classification	Amount
Former Tsukuba Research Center (Niharu District, Ibaragi)	Pharmaceutical research	Building	1,396
		Land	359

The Tsukuba research center was closed as part of the restructuring of research and development function during the fiscal year 2005 and it is unutilized condition now. In addition, the buildings of its center were decided to dispose because of the difficulty in reusing.

In relation with this, the Company reduced the buildings' book value to zero and the land's book value to net recoverable value. Net selling price, on the basis of the valuation price by the fixed property tax, was used as net recoverable value for the land.

2.Ukima Plant,Kamakura Plant,and Fujieda Plant

(Millions of Yen)

Location	Use	Classification	Amount
Ukima Plant (Kita Ward, Tokyo)	Pharmaceutical production	Building	264
		Equipment	5
Kamakura Plant (Kamakura-City, Kanagawa)	Pharmaceutical production	Building	131
		Other	0
Fujieda Plant (Fujieda-City, Shizuoka)	Pharmaceutical production	Building	22
		Equipment	12

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
		In connection with the launch of restructuring production system for the purpose of thorough efficiency of manufacturing function and concentration of resources, the utilized assets mentioned above were decided to dispose and their book value were reduced to zero.
(5) Depreciation (Millions of Yen) Tangible fixed assets 5,057 Intangible fixed assets 555	(5) Depreciation (Millions of Yen) Tangible fixed assets 3,865 Intangible fixed assets 597	(5) Depreciation (Millions of Yen) Tangible fixed assets 10,159 Intangible fixed assets 1,111

3. Notes to the Non-Consolidated Statement of Changes in Net Assets

First Half of FY 2006.12 (Jan. 1,2006 – Jun. 30,2006)

Type and number of treasury stocks

	Number of shares as of Dec. 31,2005	Number of shares increased in the current interim period	Number of shares decreased in the current interim period	Number of shares as of Jun. 30,2006
Common stock	5,386,584	6,290	12,418	5,380,456
Total	5,386,584	6,290	12,418	5,380,456

(Note) 1. Treasury stocks are increased by 6,290 due to repurchase of fractional shares.

2. Treasury stocks are decreased by 12,418 due to additional purchase of fractional shares 218, and exercise of stock option 12,200.

4. Lease Transactions

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Vehicles and transport equipment	74	19	55
Furniture and fixtures	2,345	1,189	1,155
Total	2,419	1,208	1,211

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	551
Due over one year	659
Total	1,211

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payments	306
Depreciation	306

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Vehicles and transport equipment	74	31	42
Furniture and fixtures	2,225	1,272	953
Total	2,300	1,304	995

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	385
Due over one year	610
Total	995

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payments	291
Depreciation	291

(4) Depreciation of leased assets

Same as in the left

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Vehicles and transport equipment	74	25	48
Furniture and fixtures	2,499	1,387	1,111
Total	2,573	1,413	1,159

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	482
Due over one year	677
Total	1,159

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payments	595
Depreciation	595

(4) Depreciation of leased assets

Same as in the left

5. Fair Value of Investments in Subsidiaries and Affiliates

As of June 30, 2005, As of June 30, 2006 and As of December 31, 2005

The Company has no investments in subsidiaries and affiliates that have fair-value.

6. Significant Subsequent Events

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	First Half of FY 2006.12 (Jan. 1, 2006 - Jun. 30, 2006)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
Return of substituted portion of welfare pension plan to the government As the defined benefit pension plan law took effect, the company was approved for returning the past part of substituted portion of welfare pension plan by the Ministry of Health, Labor and Welfare as of August 1, 2005. This will influence the profit of this year by 10,850 million yen.	------------------------------	Chugai decided to spin-off the manufacturing function of four plants to its wholly owned subsidiary, Chugai Techno Business Co., Ltd., as of May 1, 2006. This decision was made by the Board of Directors on February 9, 2006 and the Company concluded the contract regarding absorption and division with the subsidiary. In addition, Chugai Techno Business Co., Ltd. plans to change its trade name to Chugai Pharma Manufacturing Co., Ltd. (1)Purposes of the separation The separation of the production function is part of the restructuring of the production system, a critical goal of the mid-term business plan "Sunrise 2010." The Chugai Group aims to maximize its value through pursuing further cost effectiveness and improvement of production technology. (2)Method of the separation The method is for Chugai Techno Business Co., Ltd., to absorb Chugai Pharmaceutical's production function as the surviving company. (3)Schedule of the separation The Board of Directors for approval of the separation: February 9,2006 Signing the contract of the separation: February 9,2006 The General Shareholders Meeting for approval of the separation: March 23, 2006 Execution of the separation: May 1, 2006 Registration of the separation: May 1, 2006 (4)Stocks issued for the separation The surviving company will issue 100 numbers of stock that will be allocated all to the Chugai Pharmaceutical Co., Ltd. (5)Rights and obligations succeeded by Chugai Techno Business Co., Ltd. The surviving company will succeed assets related to pharmaceutical production and other rights and obligations in Utsunomiya plant, Ukima plant, Kamakura plant and Fujieda plant from the Company. The surviving company will not succeed liabilities on the balance sheet. (6)Condition of the separating function a. Manufacturing function Utsunomiya plant, Fujieda plant, Ukima plant and Kamakura plant b. Assets and amounts subject to the separation (As of December 31, 2005) (Millions of Yen) Current assets 25,012 Fixed assets 33,892

Fiscal Year 2006.12
Supplementary Materials for
Consolidated Interim Financial Results
Period Ended June 30, 2006

Creating Value for Life



CHUGAI PHARMACEUTICAL CO., LTD.



A member of the Roche group

Financial Highlights

(Millions of Yen)

	First Half of FY2004.12	First Half of FY2005.12	First Half of FY2006.12		FY2005.12	FY2006.12 (Forecasts) *2
				Change (%)		
Net sales	142,002	159,243	152,624	(4.2)	327,155	322,500
Cost of sales *1	54,355	59,049	60,067	1.7	119,423	130,500
(%)	38.3	37.1	39.4		36.5	40.5
SG&A expenses	42,357	37,374	38,449	2.9	78,504	85,000
(%)	29.8	23.5	25.2		24.0	26.4
R&D expenses	22,951	22,893	26,694	16.6	50,058	53,000
(%)	16.2	14.4	17.5		15.3	16.4
Operating income	22,337	39,925	27,412	(31.3)	79,168	54,000
(%)	15.7	25.1	18.0		24.2	16.7
Recurring profit	23,638	42,734	29,840	(30.2)	82,091	56,400
(%)	16.6	26.8	19.6		25.1	17.5
Net income	13,838	28,047	18,793	(33.0)	53,632	34,400
(%)	9.7	17.6	12.3		16.4	10.7

Notes: 1. Cost of sales includes the provision for returned goods.
2. The assumed exchange rates for the period ending December 31, 2006, are 1US$=¥110 1€=¥135 and 1CHF=¥88 .

Extraordinary Gains and Losses

Extraordinary Gains

(Millions of Yen)

	Amount	Description
Gain on sales of investment securities	840	–
Gains on settlement due to office realignments	813	These gains included the following: (1) Although the Company made the decision in the previous fiscal year to tear down certain buildings and other structures at its Tsukuba Research Center, an offer to purchase these facilities was received, and the Company sold these to another party without removing them. (2) The expenses that the Company expected to incur in connection with the relocation of its Head Office building, consisting of costs related to restoring the property to its original condition, were lower than expected.

Extraordinary Losses

(Millions of Yen)

	Amount	Description
Loss on office realignment costs	766	This is mainly arising from the restructuring of the manufacturing function.
Loss on sales of fixed assets	245	This is arising from the sales of former Tsukuba Research Center.

Sales of Products

(Billions of Yen)[*1]

Product Name	First Half of FY2004.12	First Half of FY2005.12	First Half of FY2006.12		FY2005.12	FY2006.12 (Forecasts)
				Change (%)		
Epogin	32.0	33.2	31.0	(6.6)	71.8	64.0
Neutrogin	13.0	14.9	16.5	10.7	32.3	33.3
Tamiflu	7.2	23.2	16.3	(29.7)	35.2	39.5
Sigmart	8.5	9.1	8.6	(5.5)	19.3	17.9
Rituxan	7.4	8.1	8.1	0.0	17.8	17.1
Alfarol	7.6	7.6	7.0	(7.9)	15.8	14.9
Herceptin	4.1	4.9	6.4	30.6	11.2	13.3
Kytril	5.0	5.5	6.0	9.1	12.2	12.5
Evista *2	1.5	3.6	5.8	61.1	9.2	12.8
Suvenyl	3.2	3.7	4.1	10.8	8.1	8.8
Oxarol	3.1	3.4	3.5	2.9	7.3	7.5
Furtulon	6.0	4.7	3.4	(27.7)	9.2	6.0
Rythmodan	3.6	3.5	3.2	(8.6)	7.2	6.9
Pegasys	2.3	3.7	3.0	(18.9)	8.0	6.5
Rocephin	2.2	2.6	2.6	0.0	5.4	5.2
Renagel	1.6	2.1	2.3	9.5	4.6	5.0
Euglucon	2.6	2.4	2.1	(12.5)	4.9	4.5
Xeloda	0.9	1.2	1.2	0.0	2.7	2.6
Other prescription products	21.3	21.9	21.5	(1.8)	45.1	44.3
Nonprescription products	9.2	–	–	–	–	–
Total	142.0	159.2	152.6	(4.1)	327.2	322.5
Prescription pharmaceuticals	132.8	159.2	152.6	(4.1)	327.2	322.5
Domestic	123.9	148.2	139.7	(5.7)	303.7	298.1
Overseas	9.0	11.1	13.0	17.1	23.5	24.5

Notes: 1. Figures are rounded to the nearest ¥100 million. The percentages are calculated based on the rounded numbers.

2. Launched in May 2004

Balance Sheets

(Millions of Yen)

	As of June 30, 2004	As of June 30, 2005	As of June 30, 2006			As of December 31, 2005
				Change from June 30, 2005 (%)	Change from December 31, 2005 (%)	
Cash and deposits	37,217	94,682	87,308	(7.8)	17.4	74,380
Trade Notes and Accounts Receivable	104,632	104,262	100,545	(3.6)	(15.4)	118,873
Marketable securities	42,384	33,373	63,923	91.5	(6.9)	68,645
Inventories	57,068	44,722	46,122	3.1	(2.8)	47,440
Other Current Assets	12,781	17,805	17,631	(1.0)	(7.7)	19,098
Total Current Assets	254,083	294,846	315,532	7.0	(3.9)	328,439
Tangible Fixed Assets	92,851	74,868	77,640	3.7	(2.3)	79,459
Intangible Fixed Assets	3,036	6,873	5,799	(15.6)	(5.5)	6,136
Investments and Other Assets	52,221	44,373	35,399	(20.2)	(16.5)	42,407
Total Fixed Assets	148,110	126,116	118,840	(5.8)	(7.2)	128,003
Total Assets	402,194	420,962	434,372	3.2	(4.8)	456,442
Notes and Accounts Payable	12,446	11,469	19,301	68.3	(8.0)	20,989
Other Current Liabilities	35,447	40,367	30,771	(23.8)	(46.5)	57,478
Total Current Liabilities	47,894	51,837	50,072	(3.4)	(36.2)	78,468
Fixed Liabilities	47,825	22,164	6,105	(72.5)	(23.4)	7,975
Total Liabilities	95,719	74,002	56,178	(24.1)	(35.0)	86,443
Minority Interests *	1,403	1,414	—	—	—	1,692
Common Stock	68,409	71,261	72,891	2.3	0.6	72,443
Additional Paid-in Capital	88,271	91,115	92,743	1.8	0.5	92,296
Retained Earnings	150,707	187,861	213,233	13.5	3.2	206,834
Treasury Stock, at Cost	(5,945)	(7,631)	(7,608)	(0.3)	(0.0)	(7,611)
Valuation and Translation Adjustments	3,628	2,939	4,990	69.8	14.9	4,343
Minority Interests *	—	—	1,944	—	—	—
Total Shareholders' Equity	305,070	345,545	—	—	—	368,306
Total Net Assets	—	—	378,194	—	—	—
Total Liabilities and Net Assets	402,194	420,962	434,372	3.2	(4.8)	456,442

Note: The company adopted new accounting standards "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Statement No.5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet " (Accounting Standards Guidance No.8, issued on December 9, 2005) from the period under review.

Performance Indicators

(Millions of Yen)

	First Half of FY2004.12	First Half of FY2005.12	First Half of FY2006.12	FY2005.12	FY2006.12 (Forecasts)
Return on Equity (ROE) *	4.6%	8.6%	5.0%	15.6%	—
Return on Assets (ROA) *	5.9%	10.4%	6.7%	18.9%	—
Net Income per Share [Basic]	¥25.33	¥51.03	¥33.94	¥97.00	¥62.08
Net Income per Share [Fully Diluted]	¥24.96	¥50.60	¥33.88	¥96.33	—
Net assets per Share	¥558.14	¥627.13	¥679,02	¥665.29	—
Equity Ratio	75.9%	82.1%	86.6%	80.7%	—
Payout Ratio	—	—	—	35.1%	—

Note: Interim ROE and ROA are not annualized.

Capital Expenditures

(Millions of Yen)

	First Half of FY2004.12	First Half of FY2005.12	First Half of FY2006.12	FY2005.12	FY2006.12 (Forecasts)
Capital Expenditures	5,351	2,355	2,937	16,129	18,500
Depreciation	6,060	5,937	5,659	11,957	13,000

Major Capital Investments

(Millions of Yen)

Plants	Description of investment	Investment to-date	(Investment made in the fiscal year under review)	Total (planned) investment	Start of construction	Slated completion date
Utsunomiya Plant	Construction of antibody product manufacturing facilities (Second stage of construction)	9,421	362	9,564	March 2003	July 2007
Fujieda Plant	Solid pharmaceutical production lines and related facilities	5,058	274	21,800	August 2005	April 2009
Ukima and Fujieda Plants	Investigational drug synthesis and formulation facilities	1,151	133	9,000	December 2005	2007-2008

Cash Flows

(Millions of Yen)

	First Half of FY2004.12	First Half of FY2005.12	First Half of FY2006.12	FY2005. 12
Net Cash (Used in) Provided by Operating Activities	26,863	35,176	28,047	64,663
Net Cash (Used in) Provided by Investing Activities	(18,933)	6,964	(3,277)	(35,459)
Net Cash Used in Financing Activities	(7,122)	(4,960)	(12,168)	(12,556)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	182	121	326	353
Net increase (Decrease) in Cash and Cash Equivalents	990	37,302	12,927	16,999
Cash and Cash Equivalents at Beginning of Year	36,226	57,380	74,380	57,380
Cash and Cash Equivalents at End of Year	37,217	94,682	87,308	74,380

Convertible Bonds

Type	Balance of unredeemed bonds issued Amount	Redemption period	Redemption price*	Rate
No. 6 Series Unsecured Convertible Bonds	¥155 million [¥25,000 million]	November 1, 1996 - September 29, 2008	¥762.50	1.05%

Note: - In connection with capital reduction with compensation, we adjusted the exercise price from ¥1,014.00 to ¥762.50 effective August 1, 2002.
- The total amount of convertible bonds converted from January 1, 2006, through June 30, 2006, was ¥292 million.
- As a result of this conversion, the total number of shares outstanding increased by a total of 382,933.

Corporate Bonds

Type	Balance of Unredeemed Bonds Issued Amount	Exercise Period	Exercise Price	Rate
No.1 Series Bonds with Warrants	¥300 million [¥43,883 million]	October 1, 2002 - September 29, 2008	¥1,338.5108	0.8969%

Note: - The total amount of corporate bonds converted from January 1, 2006, through June 30, 2006, was ¥601 million.
- As a result of this conversion, the total number of shares outstanding increased by a total of 449,112.

Number of Employees

	As of June 30, 2004	As of June 30, 2005	As of June 30, 2006	As of December 31, 2005	As of December 31, 2006 (Forecasts)
Number of Employees	5,582	5,471	5,975	5,357	5,995

Note: Number of employees includes staff seconded to companies outside the Group.

For reference: Highlights (Non-consolidated)

(Millions of Yen)

	First Half of FY2004.12	First Half of FY2005.12	First Half of FY2006.12	FY2005.12	FY2006 (Forecasts)
Net Sales	137,881	153,156	146,538	314,524	310,000
Cost of Sales [1]	54,330	58,494	59,653	118,605	131,500
(%)	39.4	38.2	40.7	37.7	42.4
SG&A Expenses	40,293	35,102	35,827	74,008	78,000
(%)	29.2	22.9	24.4	23.5	25.2
R&D Expenses	22,990	22,872	26,872	49,885	53,000
(%)	16.7	14.9	18.3	15.9	17.1
Operating Income	20,268	36,686	24,186	72,024	47,500
(%)	14.7	24.0	16.5	22.9	15.3
Recurring Profit	22,092	40,106	27,281	76,057	51,700
(%)	16.0	26.2	18.6	24.2	16.7
Net Income	13,275	27,360	17,602	51,367	32,800
(%)	9.6	17.9	12.0	16.3	10.6

	First Half of FY2004.12	First Half of FY2005.12	First Half of FY2006.12	FY2005.12	FY2006 (Forecasts)
Return on Equity (ROE) [2]	4.5%	8.4%	4.9%	15.2%	–
Return on Assets (ROA) [2]	5.6%	9.9%	6.5%	18.0%	–
Net Income per Share [Basic]	¥24.30	¥49.78	¥31,79	¥92.89	¥59.19
Net Income per Share [Fully Diluted]	¥23.94	¥49.36	¥31.73	¥92.24	–
Net Assets per Share	¥546.41	¥614.88	¥660.21	¥649.40	–
Dividends per Share	¥9.00	¥12.00	¥12.00	¥34.00[4]	–
Payout Ratio	–	–	–	36.6%	–
Equity Ratio	76.2%	82.6%	86.7%	81.1%	–

	First Half of FY2004.12	First Half of FY2005.12	First Half of FY2006.12	FY2005.12	FY2006 (Forecasts)
Capital Expenditures	5,307	2,236	2,617	15,925	7,400
Depreciation	5,646	5,612	4,463	11,271	8,500
Number of Employees [3]	4,982	4,825	5,183	4,821	5,130

Notes:
1. Cost of sales includes the provision for returned goods.
2. Interim ROE and ROA values are not annualized
3. Number of employees includes staff seconded to subsidiaries and other companies.
4. The annual cash dividend per share for the year ended December 31, 2005, includes a special dividend of ¥10 per share.

For reference: Sales of Products (Non-Consolidated)

(Billions of Yen)[1]

Product Name	First Half of FY2004.12	First Half of FY2005.12	First Half of FY2006.12	Change (%)	FY2005.12	FY2006.12 (Forecasts)
Epogin	32.0	33.2	31.0	(6.6)	71.8	64.0
Tamiflu	7.2	23.2	16.3	(29.7)	35.2	39.5
Rituxan	7.4	8.1	8.1	0.0	17.8	17.1
Sigmart	7.3	7.7	7.3	(5.2)	16.1	15.3
Alfarol	7.6	7.5	7.0	(6.7)	15.8	14.9
Herceptin	4.1	4.9	6.4	30.6	11.2	13.3
Kytril	5.0	5.5	6.0	9.1	12.2	12.5
Evista [2]	1.5	3.6	5.8	61.1	9.2	12.8
Neutrogin	5.8	5.9	5.6	(5.1)	13.4	12.7
Suvenyl	3.2	3.7	4.1	10.8	8.1	8.8
Oxarol	3.1	3.4	3.5	2.9	7.3	7.5
Furtulon	6.0	4.7	3.4	(27.7)	9.2	6.0
Rythmodan	3.6	3.5	3.2	(8.6)	7.2	6.9
Pegasys	2.3	3.7	3.0	(18.9)	8.0	6.5
Rocephin	2.2	2.6	2.6	0.0	5.4	5.2
Renagel	1.6	2.1	2.3	9.5	4.5	5.0
Euglucon	2.6	2.4	2.1	(12.5)	4.9	4.5
Xeloda	0.9	1.2	1.2	0.0	2.7	2.6
Other	20.7	21.1	20.7	(1.9)	43.7	43.0
Prescription Pharmaceuticals Total	123.9	148.2	139.7	(5.7)	303.7	298.1
Neutrogin	3.3	3.1	5.1	64.5	6.8	8.5
Sigmart	1	1.2	1.0	(16.7)	2.8	2.1
Ulcerlmin	0.4	0.6	0.7	14.3	1.2	1.2
Other	0	0	0	0.0	0.1	0.1
Export Products Total	4.8	5.0	6.8	36.0	10.8	11.9
Guronsan Brand	3.9	–	–	–	–	–
Varsan	4.0	–	–	–	–	–
Chugai Ichoyaku Brand	0.4	–	–	–	–	–
Nonprescription Products Total	9.2	–	–	–	–	–

Notes: 1. Figures are rounded to the nearest ¥100 million.
2. Launched in May 2004

For reference: Outline of Principal Subsidiary and the State of Its Business Result

Chugai Pharma Marketing Ltd.

Established	1997
Location	London, United Kingdom
Business	Sale Administration *
Capital	£8,677,808 (June 2006)
Percentage Ownership	100.0%

Note: Chugai Pharma Marketing Ltd. oversees the sales and marketing operations of the Germany branch, Chugai Pharma France S.A.S., Chugai Pharma UK Ltd., and CHUGAI sanofi-aventis S.N.C.

Business Results

(Millions of Yen)

(Consolidated)	First Half of FY2005.12	First Half of FY2006.12
Net sales	8,664	10,631
In local currency (in thousands)	*£43,331*	*£50,473*
Compared with the previous Interim Period	(122.2%)	(116.5%)
Net Income	1,082	1,661
In local currency (in thousand)	*£5,414*	*£7,954*
Compared with the Previous Interim Period	(132.6%)	(146.9%)

Note: Translations into yen are based on the rate on the day of settlement of accounts (Interim period 2005: £199.95; Interim period 2006: £210.63)

For reference: Product distribution structure


Chugai Pharmaceutical Co., Ltd.
Chugai Pharma Marketing Ltd. (U.K.)
(CPM)
CHUGAI sanofi-aventis S.N.C. (France)
(CPM ownership: 55%)
Chugai Pharma Marketing Ltd. the Germany branch
Chugai Pharma France S.A.S. (France)
Chugai Pharma U.K. Ltd.
Sanofi-Aventis Group, etc.
(Branch office of CPM)
(CPM ownership: 100%)
(CPM ownership: 100%)
Respective Markets

R&D Activities (Jan.1, 2006 – Jul. 31, 2006)

As for research activities, the Company saw progress as described below.

- The Company decided to license-out to Roche three compounds, 2 in oncology and 1 in diabetes, from its research portfolio.

As for clinical development activities in Japan, the Company saw progress as described below:

Oncology

- In January, the manufacturing and marketing approval for aromatase inhibitor CGS20267 (product name: Femara) was obtained by our partner, Novartis Pharma K.K., for the treatment of breast cancer in postmenopausal women, and the product was launched in May.
- In March, we filed an application for R340 (product name: Xeloda) for monotherapy treatment in adjuvant colon cancer together with the application for global dosage and administration for breast cancer.
- In April, we filed an application for manufacturing and marketing approval for epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor R1415 (expected indication: non-small cell lung cancer).
- In April, we filed an application for manufacturing and marketing approval for humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody R435 (expected indication: colorectal cancer).

Bone and Joint Diseases

- In April, we filed an application for humanized anti-human IL-6 receptor monoclonal antibody MRA (product name: Actemra) for additional indication of rheumatoid arthritis together with an application for systemic onset juvenile idiopathic arthritis (sJIA).

Renal Diseases

- In May, we filed an application for additional dosage and administration for recombinant human erythropoietin EPOCH (product name: Epogin) for hemodialysis patients.

Transplant, Immunology and Infectious Disease

- We started phase III clinical trials for peginterferon alpha-2a agent R442 (product name: Pegasys) and anti-viral agent R964 targeting compensated liver cirrhosis caused by hepatitis C virus.

Other Diseases

- In January, we filed an application for additional dosage form, lotion, for psoriasis treatment, OCT (product name: Oxarol, marketed by Maruho Co., Ltd.).
- In April, we obtained approval for recombinant human erythropoietin EPOCH (product name: Epogin) for additional indication of anemia in premature infants.
- In April, we suspended the development for insulin sensitizer R483 (expected indication: type 2, diabetes, as no results to differentiate this compound from preceding agents were obtained in overseas studies conducted by Roche, the originator.
- In July, we filed an application for additional dosage and administration for HIV protease inhibitor, Invirase.

At present, we are awaiting the approval of applications filed for 10 themes under development (new molecular entities and additions of indications), including R964 (expected indication: chronic hepatitis C).

Currently running clinical trials in oncology field

Theme	Cancer Type	Title of Study	Regimen	Filing Date
R435 (bevacizumab)	Colorectal	Safety comformation study of R435 (bevacizumab) in patients with metastatic colorectal cancer	FOLFOX4 + Avastin	Filed (Apr.06)
	Colorectal	Phase I/II study of R435 (bevacizumab) in patients with metastatic colorectal cancer	5FU+LV + Avastin	Filed (Apr.06)
R340 (capecitabine)	Colorectal	Phase I/II Study of R340 (capecitabine), L-OHP (oxaliplatin) and R435 (bevacizumab) in advanced and/or metastatic colorectal cancer	XELOX + Avastin	2008
R1415 (erlotinib)	Non-small cell lung	Phase II clinical study of R1415 (erlotinib) for treatment of advanced, metastatic, and/or recurrent non-small-cell lung	—	Filed (Apr.06)
R597 (trastuzumab) Herceptin	Breast	HERA study: A study of intravenous R597 (trastuzumab) in women with	—	2006
	Gastric	ToGA study: A study of R597 (trastuzumab) in combination with chemotherapy compared with chemotherapy alone in patients with HER2-positive advanced gastric cancer	5FU + CDDP ± Herceptin Xeloda + CDDP ± Herceptin	2008

Development pipeline (as of July 31, 2006)

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Oncology					
CGS20267	Breast cancer in postmenopausal women	Launched May.06	letrozole Femara Tablet	Novartis Femara (Novartis Pharma)	Aromatase inhibitor
EPOCH	Chemotherapy-induced anemia #	Filed Dec.05	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
R435	Colorectal cancer	Filed Apr.06	bevacizumab Avastin Injection	Roche /Genentech Avastin	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
R1415	Non-small cell lung cancer	Filed Apr.06	erlotinib Tarceva Oral	OSI/Genentech/ Roche Tarceva	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
R340	Colon cancer (adjuvant) #	Filed Mar.06	capecitabine Xeloda Tablet	Roche Xeloda	Antimetabolite, 5-FU derivative
	Colorectal cancer #	Phase 2			
	Gastric cancer #	Phase 2			
R597	Breast cancer (adjuvant) #	Phase 3 Multinational study	trastuzumab Herceptin Injection	Roche /Genentech Herceptin	Humanized anti-HER2 monoclonal antibody
	Gastric cancer #	Phase 3 Multinational study			
MRA	Multiple myeloma	Phase 2 Overseas	tocilizumab Actemra Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 Overseas			
R744	Chemotherapy-induced anemia	Phase 2	Injection	Roche Mircera	C.E.R.A. (Continuous erythropoiesis receptor activator)
R1273	Non-small cell lung cancer	Phase 1	pertuzumab Injection	Roche /Genentech Omnitarg	HER dimerization inhibitory humanized monoclonal antibody
TP300	Colorectal cancer	Preparing for Phase 1 Overseas	Injection	In-house	Topoisomerase I inhibitor
Bone and Joint					
MRA	Rheumatoid arthritis #	Filed Apr.06	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 3 Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic onset juvenile idiopathic arthritis (sJIA) #	Filed Apr.06	tocilizumab Actemra Injection	In-house	
		Phase 3 Overseas	tocilizumab Actemra Injection	In-house (Roche)	

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
ED-71	Osteoporosis	Phase 3	Oral	In-house	Activated Vitamin D derivative
R484	Osteoporosis	Phase 2 Completed	ibandronic acid Injection	Roche Boniva in US / Bonviva in EU	Bisphosphonate
		Phase 2	ibandronic acid Oral		
CHS13340	Osteoporosis	Phase 2	Nasal spray	Daiichi Asubio Pharma	Recombinant parathyroid hormone (rhPTH1-34)
Renal disease					
R744	Renal anemia	Phase 2	Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
Cardio/Cerebro-vascular disease					
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious disease					
R964	Chronic hepatitis C	Filed Jun.05	ribavirin Copegus Tablet	Roche Copegus	Anti-viral agent in combination with Pegasys
	Compensated liver cirrhosis caused by hepatitis C virus (R442 #)	Phase 3			
R442			Peginterferon alfa-2a Pegasys Injection	Roche Pegasys	Peginterferon alfa-2a agent (recombinant)
MRA	Crohn's disease #	Phase 2	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
	Castleman's disease	Phase 1 Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic lupus erythematosus (SLE)	Phase 1 Overseas			
Other field					
EPOCH	Anemia in premature infants #	Approved Apr.06	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
	Predeposit of autologous blood transfusion #	Filed Mar.02			
VAL	Post-hepatectomy/ Liver transplantation	Phase 2 Completed	valine Injection	In-house	Recovery of liver function

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
	Decompensated cirrhosis	Phase 2	valine Oral		
GM-611	Diabetic gastroparesis	Phase 1 Completed	mitemcinal Tablet	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase 2 Overseas			
	Irritable bowel syndrome (IBS)	Phase 2 Overseas			
R483	Type 2 diabetes	Development suspended	edaglitazone Oral	Roche	Insulin sensitizer

Changes from the last announcement on April 25, 2006

Oncology

-CGS20267 Approved → Launched (postmenopausal breast cancer)

Bone and Joint

-MRA Preparing for filing → Filed (# rheumatoid arthritis)

Preparing for filing → Filed (# sJIA)

Transplant, Immunology and Infectious disease

-R964, R442 Phase 3 (# R442, compensated liver cirrhosis caused by hepatitis C virus)

Others

-R483 Development suspended


CHUGAI


FY2006 Interim Consolidated Financial Overview

CHUGAI PHARMACEUTICALCO.,LTD.

July 31/August 1, 2006


CHUGAI

Forward-Looking Statements

This presentation may include forward-looking statements pertaining to the business and prospects of Chugai Pharmaceutical Co., Ltd. (the "Company"). These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Note: Amounts are rounded to 0.1 billion yen.
% is calculated based on amounts shown.



Financial Overview (Year on Year)

(Billion Yen)	Jun. 2005	Jun. 2006	Variance	(%)
Net Sales	159.2	152.6	-6.6	-4.1
Operating Income	39.9	27.4	-12.5	-31.3
% of Sales	25.1%	18.0%		
Recurring Profit	42.7	29.8	-12.9	-30.2
% of Sales	26.8%	19.5%		
Net Income	28.0	18.8	-9.2	-32.9
% of Sales	17.6%	12.3%		

(Billion yen)

>Net Sales -6.6 (-4.1%)

Refer to P.4

>Operating Income -12.5 (-31.3%)

Refer to P.5

>Recurring Profit -12.9 (-30.2%)

- Non-operating income decreased from loss on foreign exchange, etc. -0.4



Net Sales (vs. 2005/1H)



(Billion Yen)
159.2
-13.3
TAMIFLU
Ordinary Sales
TAMIFLU
Govt. Stock etc.
+6.5
+1.8
New Products
Other Domestic
-3.4
+1.9
Overseas
152.6
-6.6 (-4.1%)
Jun.2005
Jun.2006

<Breakdown of Net Sales>

(Billion Yen)		Jun.2005	Jun.2006	Variance	(%)
Consolidated Net Sales		159.2	152.6	-6.6	-4.1
TAMIFLU	Ordinary Sales	23.2	9.9	-13.3	-57.3
	Govt. Stock etc.	-	6.5	+6.5	-
	Total	23.2	16.3	-6.9	-29.7
Consolidated Net Sales (excl. TAMIFLU)		136.0	136.3	+0.3	+0.2
*New Products		10.6	12.4	+1.8	+17.0
Other Domestic		114.3	110.9	-3.4	-3.0
Overseas		11.1	13.0	+1.9	+17.1

*New products: products launched since 2003
excl. ACTEMRA (launched in Jun. 2005)
FEMARA (launched in May 2006)

Operating Income (vs. 2005/1H)



(Billion Yen)
39.9
-7.6
Decrease in Gross Profit
Increase in Selling & Admin. exp.
-1.1
-3.8
Increase in R&D exp.
27.4
-12.5 (-31.3%)
Jun.2005
Jun.2006

(Billion yen)

>Operating income	**-12.5**
• Decrease in Gross Profit	-7.6
Change in product-mix	
• Increase in SG&A expenses	-4.9
Increase in Selling and Administrative expenses	-1.1
- Expenses increased by headcount increase	
Increase in R&D expense	-3.8
- Aggressive investment in R&D activities	



Financial Overview (vs. Forecast)

(Billion Yen)	Forecast on Feb.9	Actual	Variance	(%)
Net Sales	147.5	152.6	+5.1	+3.5
Operating Income	23.5	27.4	+3.9	+16.6
% of Sales	15.9%	18.0%		
Recurring Profit	24.1	29.8	+5.7	+23.7
% of Sales	16.3%	19.5%		
Net Income	13.9	18.8	+4.9	+35.3
% of Sales	9.4%	12.3%		

(Billion yen)

>Net Sales	**+5.1 (+3.5%)**
EPOGIN	-2.1
NEUTROGIN	+1.6
TAMIFLU	+1.4
HERCEPTIN	+0.8
SIGMART	+0.5
KYTRIL	+0.4
SUVENYL	+0.4

>Operating Income **+3.9 (+16.6%)**

Refer to P.7

>Recurring Profit **+5.7 (+23.7%)**

- Non-operating income increased from dividend income etc. +1.8

>Net Income **+4.9 (+35.3%)**

- Extraordinary gain increased from gain on sales of investment securities +1.4

Operating Income (vs. Forecast)



(Billion Yen)
23.5
+1.6
Increase in Gross Profit
+3.6
Decrease in Selling & Admin. exp.
-1.2
Increase in R&D exp.
27.4
+3.9 (+16.6%)
Forecast on Feb. 9
Actual

(Billion yen)

>Operating income	**+3.9**
• Increase in Gross Profit	+1.6
• Decrease in Selling and Administrative expenses	+3.6
Delay of expenses	
Sales promotion, Donation, Travel expense etc.	
• Increase in R&D expense	-1.2



Sales of Top Five Products (Year on Year)


(Billion Yen)
40.0
30.0
20.0
10.0
0.0
Jun.2005
Jun.2006
33.2
31.0
14.9
16.5
23.2
16.3
6.5
9.9
9.1
8.6
8.1
8.1
EPOGIN
NEUTROGIN
TAMIFLU
SIGMART
RITUXAN

*For TAMIFLU in 2006, upper part: Govt.Stock etc., lower part: Ordinary Sales



EPOGIN 2Q Sales (Year on Year)



(Billion Yen)
18.3
-1.3
Price Cut
7.3%
Market
Expansion
4%
+0.7
Impact from
Flat-Sum
Reimbursement
8%
-1.5
Increase in
Wholesaler
Inventory
+0.4
16.5
-1.8 (-9.8%)
2005/2Q
2006/2Q

(Billion Yen)	2005	2006	Variance	(%)
1Q	14.9	14.5	-0.4	-2.7
2Q	18.3	16.5	-1.8	-9.8
1H	33.2	31.0	-2.2	-6.6

(Billion Yen)	Forecast on Feb.9	Actual	Variance	(%)
1H	33.1	31.0	-2.1	-6.3

*Sales of New Products (Year on Year)


(Billion Yen)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Jun.2005
Jun.2006
3.6
5.8
3.7
3.0
2.1
2.3
1.2
1.2
EVISTA
PEGASYS
RENAGEL
XELODA

*New products: products launched since 2003
excl. ACTEMRA (launched in Jun. 2005)
FEMARA (launched in May 2006)

TAMIFLU: Sales Performance

(Billion Yen)		FY2003.3		FY2003.12	FY2004		FY2005		FY2006		Seasonal Sales	**Number of patients (Thousands)
		Oct.-Dec.	Jan.-Mar.	Apr.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.		
Season 2002/2003		5.2	7.2								12.4	1,187
Season 2003/2004				11.6	7.2						18.8	770
Season 2004/2005						1.4	23.2				24.6	1,474
Season 2005/2006	Ordinary Sales							11.9	9.9		21.8	915
	Governmental Stock etc.							0.2	6.5		6.7	-
	2005/2006 total							12.0	16.3		28.3	915
Season 2006/2007	Ordinary Sales									5.2*	-	-
	Governmental Stock etc.									17.9*	-	-
	2006/2007 total									23.1*	-	-
Full-Year Sales		12.4		11.6	8.6		35.2		39.5*			

* Forecast

** Total patients number of the controlled samples in the Infectious Diseases Weekly Report, period between late October and mid-April, published by Japan's National Institute of Infectious Diseases

Balance Sheet Items (Assets)


(Billion Yen)
Trade notes and
accounts receivables
+12.9
-18.3
Marketable
securities
Cash
and deposits
-4.7
Tangible
fixed assets
-2.8
-1.8
-1.3
Others
Investment
securities
Inventories
-6.0
456.4
434.4
-22.0 (-4.8%)
Dec.2005
Jun.2006

(Billion Yen)

>Cash and deposits **+12.9**

Increase in Net income

>Trade notes and accounts receivables **-18.3**

Decrease of accounts receivable for TAMIFLU etc.

Balance Sheet Items (Liabilities)



(Billion Yen)
Accrued income tax
-10.6
-10.3
Other payables
-4.5
Accrued expenses
Trade notes and accounts payable
-1.7
-3.2
Others
86.4
56.2
-30.2 (-35.0%)
Dec. 2005
Jun. 2006

(Billion Yen)

>Accrued income taxes	**-10.6**
Payment of income tax	
>Other payables	**-10.3**
Payment of Capital Expenditure	



Cash Flow Statement



(Billion Yen)
Investing Activities
-3.3
+28.0
-12.2
Others
+0.3
Financing Activities
Operating Activities
74.4
87.3
+12.9 (+17.3%)
Dec. 2005
Jun. 2006

(Billion Yen)

>Cash flows from operating activities +28.0

- Income before income taxes and minority interests +30.5
- Decrease in notes and accounts receivable +18.4
- Depreciation and amortization +6.4
- Income taxes paid -19.1

>Cash flows from investing activities -3.3

- Redemption of marketable and investment securities, etc. +85.5
- Purchase of marketable and investment securities -76.9
- Purchase of fixed assets -12.4

>Cash flows from financing activities -12.2

- Cash dividends paid -12.2

FY2006 Forecast

(Billion Yen)	Forecast on Feb. 9			Forecast revised on Jul. 31		
	1H Forecast	2H Forecast	FY Forecast	1H Actual	2H Forecast	FY Forecast
Net Sales	147.5	165.5	313.0	152.6	169.9	322.5
Cost of Sales	56.5	63.5	120.0	60.1	70.4	130.5
% of Sales	38.3%	38.4%	38.3%	39.4%	41.4%	40.5%
Selling & Admin Exp.	42.0	43.5	85.5	38.4	46.6	85.0
% of Sales	28.5%	26.3%	27.3%	25.2%	27.4%	26.4%
R&D Expenses	25.5	28.0	53.5	26.7	26.3	53.0
% of Sales	17.3%	16.9%	17.1%	17.5%	15.5%	16.4%
Operating Income	23.5	30.5	54.0	27.4	26.6	54.0
% of Sales	15.9%	18.4%	17.3%	18.0%	15.7%	16.7%
Recurring Profit	24.1	30.3	54.4	29.8	26.6	56.4
% of Sales	16.3%	18.3%	17.4%	19.5%	15.7%	17.5%
Net Income	13.9	17.9	31.8	18.8	15.6	34.4
% of Sales	9.4%	10.8%	10.2%	12.3%	9.2%	10.7%



Revised EPOGIN 2H Sales Forecast

(Billion Yen)



Price Cut
7.3%
-2.8
+1.4
Market Expansion 4%
Impact from Flat-Sum Reimbursement 8%
-3.0
Increase in Wholesaler Inventory
-0.4
-0.5
Impact from Voluntary Recall
38.6
33.0
-5.6 (-14.5%)
2005/2H Actual
2006/2H Forecast revised on Jul. 31

(Billion Yen)	Forecast on Feb.9	Forecast revised on Jul.31	Variance	(%)
2H	38.9	33.0	-5.9	-15.2
FY2006	72.0	64.0	-8.0	-11.1

Breakdown of Variance

(Billion Yen)	Cut	
Impact from Flat-Sum Reimbursement	-3.0	-8%
Increase in wholesaler inventory & impact from voluntary recall	-0.9	-2%
Revision to market share target	-2.0	-5%
Total	-5.9	-15%

Revised Operating Income (vs. Feb.9 Forecast)



(Billion Yen)
30.5
-2.5
Decrease in Gross Profit
Increase in Selling & Admin. exp.
-3.1
Decrease in R&D exp.
+1.7
26.6
-3.9 (-12.8%)
Forecast on Feb. 9
Forecast revised on Jul. 31

(Billion yen)

>Net Sales	
TAMIFLU Ordinary Sales	+2.3
TAMIFLU Govt. Stock etc.	+7.8
EPOGIN	-5.9
>Changes in SG&A expenses	
Selling & Administrative expenses	
Delayed from 1H	+2.5
Increase in Sales promotion expenses	+0.5
R&D expenses	
Expenses advanced to 1H	-1.2
Expenses reduction	-0.5

Appendix



Comparison of Japanese and International Accounting Standard

		Jan-Jun 2006 JPY bn	CHF m
JGAAP basis	Operating profit (JGAAP basis)	27.4	
	- depreciation basis difference	1.3	
	- classification of extraordinary items	-0.2	
	- other differences and consolidation entries	0.0	
	Chugai operating profit before exceptional items and before acquisition accounting impacts (IFRS basis)	28.5	313
	- depreciation of property, plant and equipment	-0.4	-4
	- amortisation of intangible assets arising from business combinations	-3.0	-33
	Chugai operating profit before exceptional items (IFRS basis)	25.1	276
	Add (deduct) exceptional items		
	- major legal cases		0
Chugai Rx (IFRS basis)	Chugai segment result / operating profit (IFRS basis)		276
	Add (deduct) non-operating items (IFRS basis)		
	- financial income and financing costs		13
	- income taxes		-113
IFRS basis	Net income (IFRS basis)		176
	Minority interest calculation		
	Add back acquisition accounting impact on net income		22
	Net income excluding acquisition accounting		198
	Minority interest percentage (average during priod)		49.4%
	Income applicable to minority interest (IFRS basis)		98

IFRS: International Financial Reporting Standards

Exchange rate 1CHF=90.91Yen

Contacts: Corporate Communications

Investor Relations Group

Tel: +81 (0)3-3273-0554 Fax: +81 (0)3-3281-6607
e-mail: ir@chugai-pharm.co.jp

Mac Uchida, Kae Maeda, Tomoko Shimizu, Yusuke Tokita


CHUGAI

Roche Group

FY2006 Interim Consolidated Financial Overview

CHUGAI PHARMACEUTICALCO.,LTD.
Executive Vice President and CFO
Ryuzo Kodama

July 31/August 1, 2006



Forward-Looking Statements

This presentation may include forward-looking statements pertaining to the business and prospects of Chugai Pharmaceutical Co., Ltd. (the "Company"). These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Note: Amounts are rounded to 0.1 billion yen.
% is calculated based on amounts shown.

Financial Overview (Year on Year)

(Billion Yen)	Jun. 2005	Jun. 2006	Variance	(%)
Net Sales	159.2	152.6	-6.6	-4.1
Operating Income	39.9	27.4	-12.5	-31.3
% of Sales	25.1%	18.0%		
Recurring Profit	42.7	29.8	-12.9	-30.2
% of Sales	26.8%	19.5%		
Net Income	28.0	18.8	-9.2	-32.9
% of Sales	17.6%	12.3%		

(Billion yen)

>Net Sales -6.6 (-4.1%)

Refer to P.4

>Operating Income -12.5 (-31.3%)

Refer to P.5

>Recurring Profit -12.9 (-30.2%)

- Non-operating income decreased from loss on foreign exchange, etc. -0.4



Net Sales (vs. 2005/1H)


(Billion Yen)
159.2
-13.3
TAMIFLU
Ordinary Sales
TAMIFLU
Govt. Stock etc.
+6.5
+1.8
New
Products
Other
Domestic
-3.4
+1.9
Overseas
152.6
-6.6 (-4.1%)
Jun.2005
Jun.2006

<Breakdown of Net Sales>

(Billion Yen)		Jun.2005	Jun.2006	Variance	(%)
Consolidated Net Sales		159.2	152.6	-6.6	-4.1
TAMIFLU	Ordinary Sales	23.2	9.9	-13.3	-57.3
	Govt. Stock etc.	-	6.5	+6.5	-
	Total	23.2	16.3	-6.9	-29.7
Consolidated Net Sales (excl. TAMIFLU)		136.0	136.3	+0.3	+0.2
*New Products		10.6	12.4	+1.8	+17.0
Other Domestic		114.3	110.9	-3.4	-3.0
Overseas		11.1	13.0	+1.9	+17.1

*New products: products launched since 2003
excl. ACTEMRA (launched in Jun. 2005)
FEMARA (launched in May 2006)



Operating Income (vs. 2005/1H)

(Billion Yen)


39.9
-7.6
Decrease in Gross Profit
Increase in Selling & Admin. exp.
-1.1
-3.8
Increase in R&D exp.
27.4
-12.5 (-31.3%)
Jun.2005
Jun.2006

	(Billion yen)
>Operating income	**-12.5**
• Decrease in Gross Profit	-7.6
Change in product-mix	
• Increase in SG&A expenses	-4.9
Increase in Selling and Administrative expenses	-1.1
- Expenses increased by headcount increase	
Increase in R&D expense	-3.8
- Aggressive investment in R&D activities	



Financial Overview (vs. Forecast)

(Billion Yen)	Forecast on Feb.9	Actual	Variance	(%)
Net Sales	147.5	152.6	+5.1	+3.5
Operating Income	23.5	27.4	+3.9	+16.6
% of Sales	15.9%	18.0%		
Recurring Profit	24.1	29.8	+5.7	+23.7
% of Sales	16.3%	19.5%		
Net Income	13.9	18.8	+4.9	+35.3
% of Sales	9.4%	12.3%		

(Billion yen)

>Net Sales **+5.1 (+3.5%)**

EPOGIN	-2.1
NEUTROGIN	+1.6
TAMIFLU	+1.4
HERCEPTIN	+0.8
SIGMART	+0.5
KYTRIL	+0.4
SUVENYL	+0.4

>Operating Income **+3.9 (+16.6%)**

Refer to P.7

>Recurring Profit **+5.7 (+23.7%)**

- Non-operating income increased from dividend income etc. +1.8

>Net Income **+4.9 (+35.3%)**

- Extraordinary gain increased from gain on sales of investment securities +1.4

Operating Income (vs. Forecast)

(Billion Yen)



23.5
+1.6
Increase in Gross Profit
+3.6
Decrease in Selling & Admin. exp.
-1.2
Increase in R&D exp.
27.4
+3.9 (+16.6%)
Forecast on Feb. 9
Actual

(Billion yen)

>Operating income	**+3.9**
• Increase in Gross Profit	+1.6
• Decrease in Selling and Administrative expenses	+3.6
Delay of expenses	
Sales promotion, Donation, Travel expense etc.	
• Increase in R&D expense	-1.2

Sales of Top Five Products (Year on Year)



(Billion Yen)
40.0
30.0
20.0
10.0
0.0
Jun.2005
Jun.2006
33.2
31.0
14.9
16.5
23.2
16.3
6.5
9.9
9.1
8.6
8.1
8.1
EPOGIN
NEUTROGIN
TAMIFLU
SIGMART
RITUXAN

*For TAMIFLU in 2006, upper part: Govt.Stock etc., lower part: Ordinary Sales



EPOGIN 2Q Sales (Year on Year)

(Billion Yen)



Market Expansion 4%
Impact from Flat-Sum Reimbursement 8%
-1.3
+0.7
Price Cut 7.3%
-1.5
18.3
Increase in Wholesaler Inventory
+0.4
16.5
-1.8 (-9.8%)
2005/2Q
2006/2Q

(Billion Yen)	2005	2006	Variance	(%)
1Q	14.9	14.5	-0.4	-2.7
2Q	18.3	16.5	-1.8	-9.8
1H	33.2	31.0	-2.2	-6.6

(Billion Yen)	Forecast on Feb.9	Actual	Variance	(%)
1H	33.1	31.0	-2.1	-6.3



*Sales of New Products (Year on Year)



(Billion Yen)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Jun.2005
Jun.2006
3.6
5.8
3.7
3.0
2.1
2.3
1.2
1.2
EVISTA
PEGASYS
RENAGEL
XELODA

*New products: products launched since 2003
excl. ACTEMRA (launched in Jun. 2005)
FEMARA (launched in May 2006)



TAMIFLU: Sales Performance

(Billion Yen)		FY2003.3		FY2003.12	FY2004		FY2005		FY2006		Seasonal Sales	**Number of patients (Thousands)
		Oct.-Dec.	Jan.-Mar.	Apr.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.		
Season 2002/2003		5.2	7.2								12.4	1,187
Season 2003/2004				11.6	7.2						18.8	770
Season 2004/2005						1.4	23.2				24.6	1,474
Season 2005/2006	Ordinary Sales							11.9	9.9		21.8	915
	Governmental Stock etc.							0.2	6.5		6.7	-
	2005/2006 total							12.0	16.3		28.3	915
Season 2006/2007	Ordinary Sales									5.2*	-	-
	Governmental Stock etc.									17.9*	-	-
	2006/2007 total									23.1*	-	-
Full-Year Sales		12.4		11.6	8.6		35.2		39.5*			

* Forecast

** Total patients number of the controlled samples in the Infectious Diseases Weekly Report, period between late October and mid-April, published by Japan's National Institute of Infectious Diseases

Balance Sheet Items (Assets)



(Billion Yen)
Trade notes and accounts receivables
+12.9
-18.3
Marketable securities
Cash and deposits
-4.7
Tangible fixed assets
-2.8
Investment securities
-1.8
-1.3
Others
Inventories
-6.0
456.4
434.4
-22.0 (-4.8%)
Dec.2005
Jun.2006

(Billion Yen)

>Cash and deposits +12.9

Increase in Net income

>Trade notes and accounts receivables -18.3

Decrease of accounts receivable for TAMIFLU etc.

Balance Sheet Items (Liabilities)


(Billion Yen)
Accrued income tax
-10.6
-10.3
Other payables
-4.5
Accrued expenses
Trade notes and accounts payable
-1.7
-3.2
Others
86.4
56.2
-30.2 (-35.0%)
Dec. 2005
Jun. 2006

(Billion Yen)

>Accrued income taxes **-10.6**

Payment of income tax

>Other payables **-10.3**

Payment of Capital Expenditure



Cash Flow Statement


(Billion Yen)
Investing Activities
-3.3
+28.0
-12.2
Others
+0.3
Financing Activities
Operating Activities
74.4
87.3
+12.9 (+17.3%)
Dec. 2005
Jun. 2006

(Billion Yen)

>Cash flows from operating activities +28.0
- Income before income taxes and minority interests +30.5
- Decrease in notes and accounts receivable +18.4
- Depreciation and amortization +6.4
- Income taxes paid -19.1

>Cash flows from investing activities -3.3
- Redemption of marketable and investment securities, etc. +85.5
- Purchase of marketable and investment securities -76.9
- Purchase of fixed assets -12.4

>Cash flows from financing activities -12.2
- Cash dividends paid -12.2

FY2006 Forecast

(Billion Yen)	Forecast on Feb. 9			Forecast revised on Jul. 31		
	1H Forecast	2H Forecast	FY Forecast	1H Actual	2H Forecast	FY Forecast
Net Sales	147.5	165.5	313.0	152.6	169.9	322.5
Cost of Sales	56.5	63.5	120.0	60.1	70.4	130.5
% of Sales	38.3%	38.4%	38.3%	39.4%	41.4%	40.5%
Selling & Admin Exp.	42.0	43.5	85.5	38.4	46.6	85.0
% of Sales	28.5%	26.3%	27.3%	25.2%	27.4%	26.4%
R&D Expenses	25.5	28.0	53.5	26.7	26.3	53.0
% of Sales	17.3%	16.9%	17.1%	17.5%	15.5%	16.4%
Operating Income	23.5	30.5	54.0	27.4	26.6	54.0
% of Sales	15.9%	18.4%	17.3%	18.0%	15.7%	16.7%
Recurring Profit	24.1	30.3	54.4	29.8	26.6	56.4
% of Sales	16.3%	18.3%	17.4%	19.5%	15.7%	17.5%
Net Income	13.9	17.9	31.8	18.8	15.6	34.4
% of Sales	9.4%	10.8%	10.2%	12.3%	9.2%	10.7%



Revised EPOGIN 2H Sales Forecast



(Billion Yen)
Price Cut
7.3%
-2.8
+1.4
Market
Expansion
4%
Impact from
Flat-Sum
Reimbursement
8%
-3.0
Increase in
Wholesaler
Inventory
-0.4
-0.5
Impact
from
Voluntary
Recall
38.6
33.0
-5.6 (-14.5%)
2005/2H
Actual
2006/2H
Forecast
revised
on Jul. 31

(Billion Yen)	Forecast on Feb.9	Forecast revised on Jul.31	Variance	(%)
2H	38.9	33.0	-5.9	-15.2
FY2006	72.0	64.0	-8.0	-11.1

Breakdown of Variance

(Billion Yen)	Cut	
Impact from Flat-Sum Reimbursement	-3.0	-8%
Increase in wholesaler inventory & impact from voluntary recall	-0.9	-2%
Revision to market share target	-2.0	-5%
Total	-5.9	-15%



Revised Operating Income (vs. Feb.9 Forecast)



(Billion Yen)
30.5
-2.5
Decrease in Gross Profit
Increase in Selling & Admin. exp.
-3.1
Decrease in R&D exp.
+1.7
26.6
-3.9 (-12.8%)
Forecast on Feb. 9
Forecast revised on Jul. 31

(Billion yen)

>Net Sales

TAMIFLU Ordinary Sales	+2.3
TAMIFLU Govt. Stock etc.	+7.8
EPOGIN	-5.9

>Changes in SG&A expenses

Selling & Administrative expenses	
Delayed from 1H	+2.5
Increase in Sales promotion expenses	+0.5
R&D expenses	
Expenses advanced to 1H	-1.2
Expenses reduction	-0.5

Appendix



Comparison of Japanese and International Accounting Standard

Basis	Item	Jan-Jun 2006 JPY bn	Jan-Jun 2006 CHF m
JGAAP basis	Operating profit (JGAAP basis)	27.4	
	- depreciation basis difference	1.3	
	- classification of extraordinary items	-0.2	
	- other differences and consolidation entries	0.0	
	Chugai operating profit before exceptional items and before acquisition accounting impacts (IFRS basis)	28.5	313
	- depreciation of property, plant and equipment	-0.4	-4
	- amortisation of intangible assets arising from business combinations	-3.0	-33
	Chugai operating profit before exceptional items (IFRS basis)	25.1	276
	Add (deduct) exceptional items		
	- major legal cases		0
Chugai Rx (IFRS basis)	Chugai segment result / operating profit (IFRS basis)		276
	Add (deduct) non-operating items (IFRS basis)		
	- financial income and financing costs		13
	- income taxes		-113
IFRS basis	Net income (IFRS basis)		176
	Minority interest calculation		
	Add back acquisition accounting impact on net income		22
	Net income excluding acquisition accounting		198
	Minority interest percentage (average during priod)		49.4%
	Income applicable to minority interest (IFRS basis)		98

IFRS: International Financial Reporting Standards

Exchange rate 1CHF=90.91Yen


CHUGAI

Roche Group

- EPOGIN/NEUTROGIN Recall -

Cause and Measures

Background of EPO/NEU Recall

- Jun-Sep 2002 — Manufacturing of Neutrogin bulk for the products in question
- May-Aug 2003 — Manufacturing of Epogin bulk for the products in question
- Dec 23, 2003 — Discovery of BSE incidence in the US
- Dec 25, 2003 — Issuance of MHLW Notification:
  - to carry out investigation on usage of raw materials originating from the US and explore the possibility to switch to low-risk materials
- Feb 18, 2004 — Issuance of MHLW Notification:
  - to switch to low-risk serum by Sep. 30, 2004

\- 2006 -

- Jun 5 (Mon) — Inquiry from a medical institution regarding the usage of raw material originating from the US
- Jun 9~10 (Fri-Sat) — Identification of US-origin Fetal Calf Serum (FCS) usage
- Jun 12 (Mon) — Suspension of shipment
- Jun 14 (Wed) — Classification as Class II recall by Tokyo Metropolitan Gov't
- Jun 15 (Thu) — Commencement of recall
- Jun 29-30 (Thu-Fri) — MHLW inspection of Ukima & Utsunomiya Plants
- Jul 4 (Tue) — MHLW inspection of head-office
- Jul 14 (Fri) — Completion of recall (est. >99%)

Cause

- Investigation results on country of origin of the FCS was misreported by the Manufacturing Division to the Quality Assurance (QA) Dept., at the time of the investigation conducted when the BSE incidence was discovered in the US.



<u>Deficiencies in review/inspection procedure for non-routine situations</u>

- At the time when MHLW issued Notification to switch usage of high-risk materials to low-risk materials, dated Feb 18, 2004…



<u>Re-verification of the previous results not conducted</u>

- Information regarding the country of origin was only owned by the bulk manufacturing plant. In addition, the formulation plant did not check nor receive any information related to the country of origin.



<u>Deficiencies in the sharing of regulatory information and information related to biological materials</u>



Measures

Before

Manufacturing information including country of origin of the materials used and the latest regulatory information were gathered and controlled at the quality control (QC) section of the bulk manufacturing plant. The actual manufacturing process was carried out following the instruction from the QC section.

After

1) Latest regulatory information will be shared

A database, "Biological Materials Inventory" which will include the latest regulatory information will be created by the QA Dept., and shared with the bulk manufacturing and formulation plants

2) Information on the country of origin will be shared and a multiple check system will be introduced

- Bulk manufacturing plant will prepare an inspection report in which the country of origin of the FCS is recorded, and share the report with the formulation plant and QA Dept.
- Country of origin will be checked 4 times --when bulk is produced, shipped, received, and prepared product is shipped-- by the bulk manufacturing and formulation plants. (QA Dept. also checks at the first and last points)

3) The review/inspection process for non-routine situations (to comply with the regulations) will be upgraded

Contacts: Corporate Communications

Investor Relations Group

Tel: +81 (0)3-3273-0554 Fax: +81 (0)3-3281-6607
e-mail: ir@chugai-pharm.co.jp

Mac Uchida, Kae Maeda, Tomoko Shimizu, Yusuke Tokita


CHUGAI


Roche Group

Overview of R&D Activities

CHUGAI PHARMACEUTICAL CO., LTD.
Vice President
General Manager of Strategic Planning Dept.
for Strategic Marketing Unit
Satoshi Miki

July 31/August 1, 2006

Forward Looking Statements


CHUGAI

This presentation may include forward looking statements pertaining to the business and prospects of Chugai Pharmaceutical Co., Ltd. (the "Company"). These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Current R&D Portfolio



Research Portfolio



immunology & infectio
6
metabolic
5
cardiovascular 1
renal 4
bone & joint
3
oncology 18

37 Projects

Development Portfolio



others 2
oncology 5
immunology & infection
2
cardiovascular 1
renal 1
bone & joint
4

15 NMEs

Including projects currently being prepared for the clinical phase

As of end of July 2006



Projects under Development (as of July 2006)

	Phase I	Phase II	Phase III	Filed
Oncology	*R1273 (Omnitarg)* TP300 (preparing for Phase I)	Actemra (multiple myeloma) *Xeloda (CRC/ combo)* *R744 (Mircera CIA)*	*Herceptin (Adj. BC)#* *Herceptin (GC)#*	Epogin (CIA) *Xeloda (Adj. CC/ mono)* *R435 (Avastiin CRC)* *R1415 (Tarceva NSCLC)*
Bone & Joint		*R484 (Bonviva oral)* *R484 (Bonviva iv)* CHS13340	ED-71 Actemra (RA) Actemra (sJIA)	Actemra (RA) Actemra (sJIA)
Renal		*R744* *(Mircera, renal anemia)*		
Transplant, Immunology Infection	Actemra (SLE) Actemra (Castleman's disease)	Actemra (Crohn's disease)	*Pegasys (liver cirrhosis)* *R964* *(Copegus liver cirrhosis)*	*R964(Copegus HCV)*
Others		GM-611 VAL (iv) VAL (oral)		AVS Sigmart (heart failure) Epogin (autologous transfusion)

(*Italics: Roche projects*, Underlined: overseas' clinical development, #: participation in multi-national studies)



Major Projects Filing Status

	Mode of Action	Indication	Filing
R964 (Copegus)	Anti-viral agent	Chronic hepatitis C	Jun.05
Epogin	Recombinant human erythropoietin	Chemotherapy-induced anemia	Dec.05
		Renal anemia (additional dosage and administration)	May.06
Xeloda	Antimetabolite	Colon cancer (adjuvant)	Mar.06
R1415 (Tarceva)	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor	Non-small cell lung cancer	Apr.06
R435 (Avastin)	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody	Colorectal cancer	Apr.06
Actemra	Humanized anti-human IL-6 receptor monoclonal antibody	Rheumatoid arthritis	Apr.06
		Systemic onset juvenile idiopathic arthritis (sJIA)	
Herceptin	Humanized anti-HER2 monoclonal antibody	Breast cancer (adjuvant)	In 2006

Projected Submissions (Post PoC*)



Filings planned each year

2005	2006	2007	2008	2009-2011	
Filed: COPEGUS Chronic Hepatitis C	**Filed:** ACTEMRA RA, sJIA	ACTEMRA RA/Overseas	AVASTIN NSCLC	PEG/COPE Liver Cirrhosis	MIRCERA CIA
Filed: EPOGIN CIA	**Filed:** AVASTIN CRC		AVASTIN BC	GM-611 DG/Overseas	AVASTIN Adj.CC
	Filed: TARCEVA NSCLC		XELODA CRC	ED-71 Osteoporosis	HERCEPTIN GC
	Filed: XELODA Adj.CC			BONVIVA Osteoporosis	
	Filed: OXAROL Lotion Psoriasis			MIRCERA Renal Anemia	
	Filed: EPOGIN Renal Anemia				
	Filed: INVIRASE HIV				
	HERCEPTIN Adj.BC				

* PoC = Proof of Concept(Verifies that the development concept shows efficacy in humans)

Legend: New molecular entity (black) / Additional indication etc. (shaded) / In-licensed from Roche (white)



Contacts: Corporate Communications

Investor Relations Group

Tel: +81 (0)3-3273-0554 Fax: +81 (0)3-3281-6607
e-mail: ir@chugai-pharm.co.jp

Mac Uchida, Kae Maeda, Tomoko Shimizu, Yusuke Tokita

NOTICE: For the convenience of capital market participants, Chugai makes efforts to provide English translations of the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation.

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

OVERVIEW OF CONSOLIDATED COMPANY PERFORMANCE (Non-audited)
(for the third quarter of fiscal year 2006)

Name of Company: Chugai Pharmaceutical Co., Ltd. October 24, 2006
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors
Contact: Mr. Yoshio Itaya, Vice President and General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611

1. Notes to Consolidated Financial Statements

(1) Adoption of simplified method: None
(2) Change in accounting policies: None
(3) Change in scope of consolidation and equity method: None

2. Consolidated Operating Results for the Third Quarter of FY 2006 (January 1 – September 30)

(1) Results of operations (Consolidated) *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
3rd quarter of FY 2006 (Jan.-Sept.)	¥227,161 million	(1.6)	¥39,462 million	(30.8)	¥42,172 million	(29.7)
3rd quarter of FY 2005 (Jan.-Sept.)	¥230,965 million	8.0	¥57,044 million	57.2	¥59,987 million	58.5
FY 2005 (Jan.-Dec.)	¥327,155 million		¥79,168 million		¥82,091 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
3rd quarter of FY 2006 (Jan.-Sept.)	¥27,190 million	(39.3)	¥49.09	¥49.02
3rd quarter of FY 2005 (Jan.-Sept.)	¥44,798 million	128.4	¥81.44	¥80.81
FY 2005 (Jan.-Dec.)	¥53,632 million		¥97.00	¥96.33

Note: Percentages represent changes compared with the same period of the previous fiscal year.

Qualitative Information Regarding Operating Results

Consolidated net sales for the fiscal period under review totaled ¥227,161 million, down 1.6% compared with the same period last year.

Sales were lower than in the same period of the previous fiscal year due to NHI reimbursement price revisions and the decline in sales of the mainstay product Epogin, recombinant human erythropoietin, due to the introduction of the flat-sum reimbursement system for dialysis treatment. In addition, despite purchases of Tamiflu for government stockpiles, sales of the anti-influenza agent were down because this year's moderate influenza season ended in February, sooner than the previous year when a large-scale outbreak continued through February and March. Sales of the recombinant human granulocyte-colony stimulating factor G-CSF Neutrogin, however, rose on the back of strong performance in Europe. The anti-tumor agent Herceptin, an anti-HER2 monoclonal antibody, and the osteoporosis treatment Evista also exhibited stellar performance, with sales outperforming those of the same period of the previous fiscal year.

Overseas sales, including exports, totaled ¥20,284 million, up 18.2% compared with the same period last year, representing 8.9% of the Company's net sales.

At the profit level, operating income and recurring profit totaled ¥39,462 million, down 30.8% and ¥42,172 million, down 29.7%, respectively, compared with the same period last year, due to the decrease in sales, increase in cost of sales and the aggressive investment in R&D activities. Net income was ¥27,190 million, a 39.3% decrease compared with the same period last year.

R&D expenses for the period under review amounted to ¥39,444 million.

(Reference) Results of operations (Non-Consolidated)

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
3rd quarter of FY 2006 (Jan.-Sept.)	¥216,580 million	(2.5)	¥33,779 million	(34.8)	¥37,564 million	(32.5)
3rd quarter of FY 2005 (Jan.-Sept.)	¥222,060 million	7.2	¥51,824 million	57.6	¥55,635 million	59.5
FY 2005 (Jan.-Dec.)	¥314,524 million		¥72,024 million		¥76,057 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
3rd quarter of FY 2006 (Jan.-Sept.)	¥25,007 million	(42.2)	¥45.15	¥45.08
3rd quarter of FY 2005 (Jan.-Sept.)	¥43,279 million	135.6	¥78.67	¥78.07
FY 2005 (Jan.-Dec.)	¥51,367 million		¥92.89	¥92.24

(2) Financial conditions (Consolidated)

	Total Assets	Shareholders' Equity	Equity Ratio	Net Assets per Share
3rd quarter of FY 2006 (Jan.-Sept.)	¥447,447 million	¥379,468 million	84.4%	¥681.90
3rd quarter of FY 2005 (Jan.-Sept.)	¥424,088 million	¥356,499 million	84.1%	¥646.90
FY 2005 (Jan.-Dec.)	¥456,442 million	¥368,306 million	80.7%	¥665.29

Results of cash flows (Consolidated)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
3rd quarter of FY 2006 (Jan.-Sept.)	¥41,569 million	¥(15,795) million	¥(18,813) million	¥82,255 million
3rd quarter of FY 2005 (Jan.-Sept.)	¥56,395 million	¥(7,841) million	¥(11,559) million	¥94,517 million
FY 2005 (Jan.-Dec.)	¥64,663 million	¥(35,459) million	¥(12,556) million	¥74,380 million

Qualitative Information Regarding Financial Condition (Consolidated)

1) Changes in the Company's Financial Condition

Total assets at the end of the period under review were ¥447,447 million, down ¥8,994 million from the previous fiscal year-end. The principal reasons for this decline were lower balances of notes and accounts receivable owing to the decline in net sales. Total liabilities amounted to ¥67,979 million, down ¥18,464 million from the previous fiscal year-end. This decline was mainly due to the payment of outstanding payables and corporate taxes. Working capital (current assets minus current liabilities) came to ¥264,551 million, and the current ratio was 524.67%, reflecting the Company's sound financial condition.

Net asset totaled ¥379,468 million, and the equity ratio was 84.4%, compared with 80.7% at the end of the previous fiscal year.

2) Cash Flows

Net cash provided by operating activities amounted to ¥41,569 million, down ¥14,826 million compared with the same period last year. This decrease was mainly due to a decline in net profit before taxes and an increase in the payment of corporate taxes, which offset a decline in accounts receivable.

Net cash used in investing activities amounted to ¥15,795 million, down ¥7,954 million compared with the same period last year, due to acquisition of fixed assets, etc.

Net cash used in financing activities amounted to ¥18,813 million, down ¥7,254 million compared with the same period last year, as a result of dividends paid.

Resulting from these activities, cash and cash equivalents at the end of the period totaled ¥82,255 million, up ¥7,874 million at the beginning of the period under review.

3. Consolidated Outlook for the Fiscal Year Ending December 31, 2006

The Company has made no revision to its outlooks for the full fiscal year 2006, announced on July 31, 2006.

Sales of Mainstay Products

(Millions of Yen)

Figures are rounded off to the nearest 100 million.

	Consolidated					
	Third Quarter of FY2006 (Jan.-Sept.)	Third Quarter of FY2005 (Jan.-Sept.)	Change (%)	Third Quarter of FY2006 (Jul.-Sept.)	Third Quarter of FY2005 (Jul.-Sept.)	Change (%)
Epogin	45,000	51,000	(11.8)	14,100	17,800	(20.8)
Neutrogin	25,600	23,100	10.8	9,100	8,200	11.0
Tamiflu	21,700	23,300	(6.9)	5,400	100	5,300.0
Sigmart	12,700	13,800	(8.0)	4,200	4,700	(10.6)
Rituxan	12,700	12,500	1.6	4,500	4,400	2.3
Alfarol	10,500	11,400	(7.9)	3,500	3,800	(7.9)
Herceptin	10,100	7,700	31.2	3,700	2,800	32.1
Evista	9,300	6,000	55.0	3,400	2,400	41.7
Kytril	9,100	8,600	5.8	3,200	3,100	3.2
Suvenyl	6,400	5,700	12.3	2,300	2,000	15.0
Oxarol	5,400	5,200	3.8	1,900	1,800	5.6
Furtulon	4,900	6,800	(27.9)	1,500	2,100	(28.6)
Rythmodan	4,800	5,200	(7.7)	1,600	1,700	(5.9)
Pegasys	4,300	5,700	(24.6)	1,300	2,000	(35.0)
Rocephin	3,900	3,900	0.0	1,300	1,300	0.0
Renagel	3,600	3,200	12.5	1,300	1,100	18.2
Euglucon	3,100	3,600	(13.9)	1,000	1,200	(16.7)
Xeloda	1,800	1,900	(5.3)	600	700	(14.3)

(Millions of Yen)

Figures are rounded off to the nearest 100 million.

	Non-Consolidated					
	Third Quarter of FY2006 (Jan.-Sept.)	Third Quarter of FY2005 (Jan.-Sept.)	Change (%)	Third Quarter of FY2006 (Jul.-Sept.)	Third Quarter of FY2005 (Jul.-Sept.)	Change (%)
Domestic Sales						
Epogin	45,000	51,000	(11.8)	14,100	17,800	(20.8)
Neutrogin	8,400	9,200	(8.7)	2,700	3,300	(18.2)
Tamiflu	21,700	23,300	(6.9)	5,400	100	5,300.0
Sigmart	11,000	11,500	(4.3)	3,600	3,800	(5.3)
Rituxan	12,700	12,500	1.6	4,500	4,400	2.3
Alfarol	10,500	11,300	(7.1)	3,500	3,800	(7.9)
Herceptin	10,100	7,700	31.2	3,700	2,800	32.1
Evista	9,300	6,000	55.0	3,400	2,400	41.7
Kytril	9,100	8,600	5.8	3,200	3,100	3.2
Suvenyl	6,400	5,700	12.3	2,300	2,000	15.0
Oxarol	5,400	5,200	3.8	1,900	1,800	5.6
Furtulon	4,900	6,800	(27.9)	1,500	2,100	(28.6)
Rythmodan	4,800	5,200	(7.7)	1,600	1,700	(5.9)
Pegasys	4,300	5,700	(24.6)	1,300	2,000	(35.0)
Rocephin	3,900	3,900	0.0	1,300	1,300	0.0
Renagel	3,500	3,200	9.4	1,200	1,100	9.1
Euglucon	3,100	3,600	(13.9)	1,000	1,200	(16.7)
Xeloda	1,800	1,900	(5.3)	600	700	(14.3)
Export Sales						
Neutrogin	7,100	5,300	34.0	2,000	2,200	(9.1)
Sigmart	1,500	2,100	(28.6)	400	900	(55.6)
Ulcerlmin	1,100	900	22.2	400	300	33.3

Consolidated Balance Sheets

	As of September 30, 2005			As of September 30, 2006			As of December 31, 2005		
Accounts	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Assets									
I Current assets:									
Cash and deposits		94,517			82,255			74,380	
Trade notes and accounts receivable		93,960			88,308			118,873	
Marketable securities		46,573			75,917			68,645	
Inventories		49,412			58,866			47,440	
Deferred tax assets		12,409			13,152			12,793	
Other		6,215			8,602			6,652	
Reserve for doubtful accounts		(312)			(254)			(347)	
Total current assets		302,776	71.4		326,847	73.0		328,439	72.0
II Fixed assets:									
1. Tangible fixed assets:									
Buildings and structures	97,643			97,904			97,257		
Accumulated depreciation	54,774	42,868		59,196	38,708		57,110	40,147	
Machinery and vehicles	53,770			59,805			59,597		
Accumulated depreciation	42,933	10,836		45,762	14,043		43,925	15,672	
Furniture and fixtures	32,226			33,025			32,643		
Accumulated depreciation	26,484	5,741		26,934	6,090		26,459	6,183	
Land		9,941			9,941			9,941	
Construction in progress		5,137			12,704			7,514	
Total tangible fixed assets		74,525			81,489			79,459	
2. Intangible fixed assets:									
Software		4,258			3,747			4,008	
Other		2,277			1,778			2,127	
Total intangible fixed assets		6,535			5,525			6,136	
3. Investments and other assets:									
Investment securities		16,229			14,459			18,482	
Long-term loans		107			94			100	
Deferred tax assets		9,931			9,789			11,499	
Other		14,280			9,523			12,629	
Reserve for doubtful accounts		(299)			(281)			(304)	
Total investments and other assets		40,250			33,585			42,407	
Total fixed assets		121,312	28.6		120,600	27.0		128,003	28.0
Total assets		424,088	100.0		447,447	100.0		456,442	100.0

Accounts	As of September 30, 2005 Millions of Yen	%	As of September 30, 2006 Millions of Yen	%	As of December 31, 2005 Millions of Yen	%
Liabilities						
I Current liabilities:						
Trade notes and accounts payable	16,093		30,405		20,989	
Short-term borrowings	1,000		—		—	
Other payables	4,871		7,988		13,467	
Accrued income taxes	11,250		1,450		18,820	
Deferred tax liabilities	4		3		4	
Accrued consumption taxes	1,395		509		1,888	
Accrued expenses	8,209		8,763		13,496	
Reserve for bonuses to employees	7,616		7,805		4,524	
Reserve for bonuses to directors	—		92		—	
Reserve for sales returns	63		30		43	
Reserve for sales rebates	1,454		2,471		1,884	
Other	3,783		2,774		3,347	
Total current liabilities	55,742	13.1	62,296	13.9	78,468	17.2
II Fixed liabilities:						
Bonds with warrant	2,404		300		901	
Convertible bonds	1,251		152		447	
Deferred tax liabilities	3		2		2	
Reserve for employees' retirement benefits	6,381		4,618		6,103	
Reserve for officers' retirement benefits	455		531		480	
Other	33		77		38	
Total fixed liabilities	10,528	2.5	5,683	1.3	7,975	1.7
Total liabilities	66,271	15.6	67,979	15.2	86,443	18.9
Minority interests						
Minority interests	1,318	0.3	—	—	1,692	0.4
Shareholders' equity						
I Common stock	71,288	16.8	—	—	72,443	15.9
II Additional paid-in capital	91,143	21.5	—	—	92,296	20.2
III Retained earnings	198,000	46.7	—	—	206,834	45.3
IV Net unrealized gain on securities	3,461	0.8	—	—	3,781	0.8
V Foreign currency translation adjustments	219	0.1	—	—	561	0.1
VI Treasury stock, at cost	(7,614)	(1.8)	—	—	(7,611)	(1.6)
Total shareholders' equity	356,499	84.1	—	—	368,306	80.7
Total liabilities, minority interests and shareholders' equity	424,088	100.0	—	—	456,442	100.0

Accounts	As of September 30, 2005		As of September 30, 2006		As of December 31, 2005	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Net assets						
I Shareholders' equity:						
1. Common stock	–		72,892		–	
2. Additional paid-in capital	–		92,745		–	
3. Retained earnings	–		214,982		–	
4. Treasury stock, at cost	–		(7,604)		–	
Total shareholders' equity	–	–	373,016	83.4	–	–
II Valuation and translation adjustments:						
1. Net unrealized gain on securities	–		3,384		–	
2. Foreign currency translation adjustments	–		1,452		–	
Total valuation and translation adjustments	–	–	4,836	1.1	–	–
III Minority interests	–	–	1,615	0.4	–	–
Total net assets	–	–	379,468	84.8	–	–
Total liabilities and net assets	–	–	447,447	100.0	–	–

Consolidated Statements of Income

	Third Quarter of FY 2005 (Jan. 1, 2005 - Sept.30, 2005)			Third Quarter of FY 2006 (Jan. 1, 2006 - Sept.30, 2006)			FY 2005 (Jan. 1, 2005 - Dec. 31, 2005)		
Accounts	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Net sales		230,965	100.0		227,161	100.0		327,155	100.0
II Cost of sales:		83,952	36.3		90,619	39.9		119,447	36.5
Gross profit		147,013	63.7		136,541	60.1		207,707	63.5
Reserve for sales returns		(3)	(0.0)		(13)	(0.0)		(23)	(0.0)
Net gross profit		147,016	63.7		136,554	60.1		207,731	63.5
III Selling, general and administrative expenses:		89,972	39.0		97,092	42.7		128,562	39.3
Operating income		57,044	24.7		39,462	17.4		79,168	24.2
IV Non-operating income:									
Interest income	360			502			547		
Dividend income	62			1,129			94		
Life insurance dividends received	404			352			404		
Patent royalties	908			995			1,298		
Gain on foreign exchange	420			—			24		
Gain on derivatives	634			491			946		
Other	1,816	4,607	2.0	1,454	4,926	2.2	2,126	5,442	1.7
V Non-operating expenses:									
Interest expense	224			186			326		
Loss on disposal of fixed assets	217			227			327		
Reserve for doubtful accounts	30			8			35		
Loss on inventories	477			349			779		
Loss on foreign exchanges	—			569			—		
Other	714	1,664	0.7	876	2,216	1.0	1,050	2,519	0.8
Recurring profit		59,987	26.0		42,172	18.6		82,091	25.1
VI Extraordinary gain:									
Gain on return of substituted portion of welfare pension plan	10,717			—			10,717		
Fee of licensing agreement	1,667			500			1,667		
Profit from sale of fixed assets	722			—			723		
Gain on sales of marketable securities	—			2,074			—		
Gain on settlement due to office realignments	—	13,107	5.7	813	3,387	1.5	—	13,108	4.0
VII Extraordinary loss:									
Office closing costs	760			—			6,826		
Impairment loss	549			—			2,194		
Loss on office realignment costs	—			929			—		
Loss on sales of fixed assets	—	1,310	0.6	245	1,174	0.5	—	9,021	2.8
Income before income taxes and minority interests		71,783	31.1		44,386	19.5		86,178	26.3
Income taxes:									
Current	22,017			14,317			29,778		
Deferred	4,027	26,044	11.3	1,609	15,927	7.0	1,436	31,214	9.5
Minority interests		940	0.4		1,268	0.6		1,331	0.4
Net income		44,798	19.4		27,190	12.0		53,632	16.4

Consolidated Statements of Changes in Net Assets

The third quarter of fiscal year (Jan. 1, 2006 - Sept.30, 2006)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock,at cost	Total shareholders' equity
Balance as of December 31, 2005 (Millions of Yen)	72,443	92,296	206,834	(7,611)	363,962
Changes:					
New stocks issuance	448	447			896
Dividends paid			(18,821)		(18,821)
Bonuses to directors			(222)		(222)
Third quarter net income			27,190		27,190
Purchase of treasury stocks				(20)	(20)
Deposition of treasury stocks		1		28	30
Net changes except for shareholders' equity					
Net changes (Millions of Yen)	448	449	8,147	7	9,053
Balance as of September 30, 2006 (Millions of Yen)	72,892	92,745	214,982	(7,604)	373,016

	Valuation and translation adjustments			Minority interests	Total net assets
	Net unrealized gain on securities	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2005 (Millions of Yen)	3,781	561	4,343	1,692	369,998
Changes:					
New stocks issuance					896
Dividends paid					(18,821)
Bonuses to directors					(222)
Third quarter net income					27,190
Purchase of treasury stocks					(20)
Deposition of treasury stocks					30
Net changes except for shareholders' equity	(397)	890	493	(76)	416
Net changes (Millions of Yen)	(397)	890	493	(76)	9,469
Balance as of September 30, 2006 (Millions of Yen)	3,384	1,452	4,836	1,615	379,468

Consolidated Statements of Retained Earnings

	Third Quarter of FY 2005 (Jan. 1, 2005 - Sept.30, 2005)		FY 2005 (Jan. 1, 2005 - Dec. 31, 2005)	
Accounts	Millions of Yen		Millions of Yen	
(Additional paid-in capital)				
I Additional paid-in capital at beginning of year:		90,387		90,387
II Increase in Additional paid-in capital:				
Conversion of convertible bonds	304		705	
Net stock by preemptive right	450		1,200	
Gain on disposal of treasury stock	1	755	1	1,908
III Additional paid-in capital at ending balance		91,143		92,296
(Retained earnings)				
I Retained earnings at beginning of year		164,854		164,854
II Increase in retained earnings:				
Net income	44,798	44,798	53,632	53,632
III Decrease in retained earnings:				
Dividends paid	11,558		11,558	
Bonuses to directors	94	11,652	94	11,652
IV Retained earnings at ending balance		198,000		206,834

Consolidated Statements of Cash Flows

	Third Quarter of FY 2005 (Jan. 1, 2005 - Sept.30, 2005)	Third Quarter of FY 2006 (Jan. 1, 2006 - Sept.30, 2006)	FY 2005 (Jan. 1, 2005 - Dec. 31,2005)
Accounts	Millions of Yen	Millions of Yen	Millions of Yen
I . Cash flows from operating activities			
Income before income taxes and minority interests	71,783	44,386	86,178
Depreciation and amortization	9,998	10,012	16,980
Impairment loss	549	—	2,194
(Decrease) in reserve for employees' retirement benefits	(13,804)	(1,485)	(14,082)
Interest and dividend income	(423)	(1,631)	(642)
Interest expense	224	186	326
Loss on disposal of fixed assets	217	227	327
Loss (profit) from sales of fixed assets	(803)	122	(802)
Loss (gain) on sales and revaluation of investment securities	(126)	(2,074)	206
Decrease (increase) in notes and accounts receivable	10,731	30,745	(14,135)
(Increase) decrease in inventories	8,502	(11,280)	10,526
Increase (decrease) in notes and accounts payable	(3,076)	9,327	1,794
(Decrease) in accrued consumption tax	(1,053)	(1,378)	(560)
Others	(7,188)	(5,141)	(4,181)
Subtotal	75,533	72,013	84,131
Interest and dividends received	423	1,637	582
Interest paid	(236)	(227)	(297)
Income taxes paid	(19,323)	(31,853)	(19,753)
Net cash (used in) provided by operating activities	56,395	41,569	64,663
II Cash flows from investing activities			
Purchases of marketable securities	(72,026)	(129,908)	(123,096)
Proceeds from sales of marketable securities	64,906	125,499	93,906
Purchases of investment securities	(1,109)	(3)	(3,132)
Proceeds from sales of investment securities	399	2,507	393
Purchases of fixed assets	(5,450)	(14,400)	(9,102)
Proceeds from sales of fixed assets	5,373	505	5,472
Net decrease in short-term loans	0	0	0
Net decrease in long-term loans	65	4	70
Proceeds from sales of subsidiary's stock accompanied with change in scope of consolidation	—	—	29
Net cash (used in) provided by investing activities	(7,841)	(15,795)	(35,459)
III Cash flows from financing activities			
Net (decrease) in long-term debt	—	—	(1,000)
Redemption of bonds	(0)	(0)	(0)
Net decrease in treasury stock	2	7	4
Cash dividends paid	(11,558)	(18,821)	(11,558)
Cash dividends paid to minority shareholders	(3)	—	(3)
Net cash used in financing activities	(11,559)	(18,813)	(12,556)
IV Effect of exchange rate changes on cash and cash equivalents	140	913	353
V Net increase (decrease) in cash and cash equivalents	37,136	7,874	16,999
VI Cash and cash equivalents at beginning of year	57,380	74,380	57,380
VII Cash and cash equivalents at end of year	94,517	82,255	74,380

Development pipeline (as of October 24, 2006)

Development code	Indication # Additional indication	Stage (date)	Generic name Product name Dosage form	Origin Overseas name (Collaborator)	Mode of Action
Oncology					
CGS20267	Breast cancer in postmenopausal women	Launched May.06	letrozole Femara Tablet	Novartis Femara (Novartis Pharma)	Aromatase inhibitor
EPOCH	Chemotherapy-induced anemia #	Filed Dec.05	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
R435	Colorectal cancer	Filed Apr.06	bevacizumab Avastin Injection	Roche /Genentech Avastin	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
R1415	Non-small cell lung cancer	Filed Apr.06	erlotinib Tarceva Tablet	OSI/Genentech/ Roche Tarceva	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
R340	Colon cancer (adjuvant) #	Filed Mar.06	capecitabine Xeloda Tablet	Roche Xeloda	Antimetabolite, 5-FU derivative
	Colorectal cancer #	Phase 2			
	Gastric cancer #	Phase 2			
R597	Breast cancer (adjuvant) #	Preparing for filing	trastuzumab Herceptin Injection	Roche /Genentech Herceptin	Humanized anti-HER2 monoclonal antibody
	Gastric cancer #	Phase 3 Multinational study			
MRA	Multiple myeloma	Phase 2 Overseas	tocilizumab Actemra Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 Overseas			
R744	Chemotherapy-induced anemia	Phase 2	Injection	Roche Mircera	C.E.R.A. (Continuous erythropoiesis receptor activator)
R1273	Non-small cell lung cancer	Phase 1	pertuzumab Injection	Roche /Genentech Omnitarg	HER dimerization inhibitory humanized monoclonal antibody
TP300	Colorectal cancer	Phase 1 Overseas	Injection	In-house	Topoisomerase I inhibitor

Development code	Indication # Additional indication	Stage (date)	Product name Dosage form	Overseas name (Collaborator)	Mode of Action
Bone and Joint					
MRA	Rheumatoid arthritis #	Filed Apr.06	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 3 Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic onset juvenile idiopathic arthritis (sJIA) #	Filed Apr.06	tocilizumab Actemra Injection	In-house	
		Phase 3 Overseas	tocilizumab Actemra Injection	In-house (Roche)	
ED-71	Osteoporosis	Phase 3	Oral	In-house	Activated Vitamin D derivative
R484	Osteoporosis	Phase 2 Completed	ibandronic acid Injection	Roche Boniva in US / Bonviva in EU	Bisphosphonate
		Phase 2	ibandronic acid Oral		
CHS13340	Osteoporosis	Development suspended	Nasal spray	Daiichi Asubio Pharma	Recombinant parathyroid hormone (rhPTH1-34)
Renal disease					
R744	Renal anemia	Phase 2	Injection	Roche Mircera	C.E.R.A. (Continuous erythropoietin receptor activator)
Cardio/Cerebro-vascular disease					
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious disease					
R964	Chronic hepatitis C	Filed Jun.05	ribavirin Copegus Tablet	Roche Copegus	Anti-viral agent in combination with Pegasys
	Compensated liver cirrhosis caused by hepatitis C virus (R442 #)	Phase 2/3			
R442			peginterferon alfa-2a Pegasys Injection	Roche Pegasys	Peginterferon alfa-2a agent (recombinant)
MRA	Crohn's disease #	Phase 2	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
	Castleman's disease	Phase 1 Overseas	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic lupus erythematosus (SLE)	Phase 1 Overseas			

Development code	Indication # Additional indication	Stage (date)	Product name Dosage form	Overseas name (Collaborator)	Mode of Action
Other field					
EPOCH	Anemia in premature infants #	Approved Apr.06	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
	Predeposit of autologous blood transfusion #	Filed Mar.02			
VAL	Post-hepatectomy/ Liver transplantation	Phase 2 Completed	valine Injection	In-house	Recovery of liver function
	Decompensated cirrhosis	Phase 2	valine Oral		
GM-611	Diabetic gastroparesis	Phase 1 Completed	mitemcinal Tablet	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase 2 Overseas			
	Irritable bowel syndrome (IBS)	Phase 2 Overseas			

Changes from the last announcement on July 31, 2006

Oncology

-R597 Phase 3 Multinational study → Preparing for filing (# Breast cancer (adjuvant))

-TP300 Preparing for phase 1 → Phase 1 (Colorectal cancer)

Bone and Joint

-CHS13340 Development suspended (Co-development agreement terminated)

R&D Activities (Jul.1, 2006 – Oct. 24, 2006)

As for research activities, the Company saw progress as described below.

- The Company decided to license-out to Roche three compounds, 2 in oncology and 1 in diabetes, from its research portfolio.

As for clinical development activities in Japan, the Company saw progress as described below:

Oncology

- We plan to submit an application for an additional indication for humanized anti-HER2 monoclonal antibody R597 (product name: Herceptin, expected additional indication: adjuvant breast cancer) in 2006.

Bone and Joint Diseases

- The efficacy and safety of the recombinant parathyroid hormone (rhPTH1-34) [CHS13340], a compound originally developed by Daiichi Asubio Pharma Co., Ltd., were confirmed in completed early phase II clinical trials. However, as a result of a comprehensive review of our current development pipeline, Chugai decided to return the development and marketing rights to Daiichi Asubio Pharma Co., Ltd. Accordingly, the co-development agreement for the compound, signed between the Company and Daiichi Asubio Pharma Co., Ltd, was terminated.

Transplant, Immunology and Infectious Disease

- In July, we filed an application for a new formulation and additional dosage and administration for HIV protease inhibitor Invirase, and they were approved in September.

At present, we are awaiting the approval of applications filed for 10 themes under development (new molecular entities and additions of indications), including R964 (expected indication: chronic hepatitis C).

Also, as for clinical development activities overseas, the Company saw progress as described below.

- In September, we started Phase 1 clinical trials for topoisomerase I inhibitor TP300, targeting colorectal cancer and other solid tumors, through Chugai Pharma Europe, in the U.K.

Currently running clinical trials in oncology field

Theme	Cancer Type	Title of Study	Regimen	Filing Date
R435 (bevacizumab)	Colorectal	Safety confirmation study of R435 (bevacizumab) in patients with metastatic colorectal cancer	FOLFOX4 + Avastin	Filed (Apr.06)
	Colorectal	Phase I/II study of R435 (bevacizumab) in patients with metastatic colorectal cancer	5FU+LV + Avastin	Filed (Apr.06)
R340 (capecitabine) Xeloda	Colorectal	Phase I/II Study of R340 (capecitabine), L-OHP (oxaliplatin) and R435 (bevacizumab) in advanced and/or metastatic colorectal cancer	XELOX + Avastin	2008
R1415 (erlotinib)	Non-small cell lung	Phase II clinical study of R1415 (erlotinib) for treatment of advanced, metastatic, and/or recurrent non-small-cell lung cancer	—	Filed (Apr.06)
R597 (trastuzumab) Herceptin	Breast	HERA study: A study of intravenous R597 (trastuzumab) in women with HER2-positive primary breast cancer	—	2006
	Gastric	ToGA study: A study of R597 (trastuzumab) in combination with chemotherapy compared with chemotherapy alone in patients with HER2-positive advanced gastric cancer	5FU + CDDP ± Herceptin Xeloda + CDDP ± Herceptin	2008


CHUGAI


FY2006 3Q Consolidated Financial Overview

CHUGAI PHARMACEUTICALCO., LTD.
Vice President
General Manager
Finance&Accounting Dept.
Yoshio Itaya

October 24, 2006



Forward-Looking Statements

This presentation may include forward-looking statements pertaining to the business and prospects of Chugai Pharmaceutical Co., Ltd. (the "Company"). These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Note: Amounts are rounded to the nearest 0.1 billion yen.
% is calculated based on amounts shown.

Financial Overview (Year on Year)

(Billion Yen)	Sep. 2005	Sep. 2006	Variance	(%)
Net Sales	231.0	227.2	-3.8	-1.6
Operating Income	57.0	39.5	-17.5	-30.7
% of Sales	24.7%	17.4%		
Recurring Profit	60.0	42.2	-17.8	-29.7
% of Sales	26.0%	18.6%		
Net Income	44.8	27.2	-17.6	-39.3
% of Sales	19.4%	12.0%		

(Billion yen)

>Net Sales -3.8 (-1.6%)
Refer to P.4

>Operating Income -17.5 (-30.7%)
Refer to P.5

>Recurring Profit -17.8 (-29.7%)

Net Sales (vs. YTD Sep. 2005)



(Billion Yen)
TAMIFLU
Ordinary Sales
New Products
+2.2
-7.5
Overseas
-13.5
+11.9
+3.1
Other Domestic
231.0
TAMIFLU
Govt. Stock etc.
227.2
-3.8 (-1.6%)
Sep.2005
Sep.2006

<Breakdown of Net Sales>

(Billion Yen)		Sep.2005	Sep.2006	Variance	(%)
Consolidated Net Sales		231.0	227.2	-3.8	-1.6
TAMIFLU	Ordinary Sales	23.3	9.8	-13.5	-57.9
	Govt. Stock etc.	-	11.9	+11.9	-
	Total	23.3	21.7	-1.6	-6.9
Consolidated Net Sales (excl. TAMIFLU)		207.7	205.4	-2.3	-1.1
*New Products		16.8	19.0	+2.2	+13.1
Other Domestic		173.7	166.2	-7.5	-4.3
Overseas		17.2	20.3	+3.1	+18.0

*New products: products launched since 2003
excl. ACTEMRA (launched in Jun. 2005)
FEMARA (launched in May 2006)

Operating Income (vs. YTD Sep. 2005)



(Billion Yen)
57.0
-10.5
Decrease in Gross Profit
Increase in Selling & Admin. exp.
-2.2
-4.9
Increase in R&D exp.
39.5
-17.5 (-30.7%)
Sep.2005
Sep.2006

(Billion yen)

>Operating income	-17.5
• Decrease in Gross Profit	-10.5
Change in product-mix	
• Increase in SG&A expenses	-7.1
Increase in Selling & Admin. Exp.	-2.2
- headcount increase	
Increase in R&D expense	-4.9
- aggressive investment in R&D activities	



Sales of Top Five Products (Year on Year)


(Billion Yen)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Sep.2005
Sep.2006
51.0
45.0
23.1
25.6
23.3
21.7
11.9
9.8
13.8
12.7
12.5
12.7
EPOGIN
NEUTROGIN
TAMIFLU
SIGMART
RITUXAN

*For TAMIFLU in 2006, upper part: Govt.Stock etc., lower part: Ordinary Sales



*Sales of New Products (Year on Year)


(Billion Yen)
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Sep.2005
Sep.2006
6.0
9.3
5.7
4.3
3.2
3.6
1.9
1.8
EVISTA
PEGASYS
RENAGEL
XELODA

*New products: products launched since 2003
excl. ACTEMRA (launched in Jun. 2005)
FEMARA (launched in May 2006)

EPOGIN 3Q Sales (Year on Year)

(Billion Yen)


17.8
Price Cut
7.3%
-1.3
+0.7
Market
Expansion
4%
Impact from
Flat-Sum
Reimbursement
10%
-1.7
Impact
from
Voluntary
Recall
-0.4
Wholesaler
Inventory
Adjustment
-1.0
14.1
-3.7 (-20.8%)
2005/3Q
2006/3Q



Comparison with 2006 Forecast

(Billion Yen)	Forecast Revised on Jul. 31	Sep.2006	Progress
Net Sales	322.5	227.2	70.4%
Operating Income	54.0	39.5	73.1%
% of Sales	16.7%	17.4%	
Recurring Profit	56.4	42.2	74.8%
% of Sales	17.5%	18.6%	
Net Income	34.4	27.2	79.1%
% of Sales	10.7%	12.0%	

(Billion Yen)		Forecast Revised on Jul. 31	Sep.2006	Progress
Consolidated Net Sales		322.5	227.2	70.4%
TAMIFLU	Ordinary Sales	15.1	9.8	64.9%
	Govt. Stock etc.	24.4	11.9	48.8%
	Total	39.5	21.7	54.9%
Consolidated Net Sales (excl. TAMIFLU)		283.0	205.4	72.6%
*New Products		26.9	19.0	70.6%
Other Domestic		231.6	166.2	71.8%
Overseas		24.5	20.3	82.9%

*New products: products launched since 2003
excl. ACTEMRA (launched in Jun. 2005)
FEMARA (launched in May 2006)

Appendix



TAMIFLU: Sales Performance

(Billion Yen)		FY2003.3		FY2003.12	FY2004		FY2005		FY2006		Seasonal Sales	**Number of patients (Thousands)
		Oct.-Dec.	Jan.-Mar.	Apr.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.		
Season 2002/2003		5.2	7.2								12.4	1,187
Season 2003/2004				11.6	7.2						18.8	770
Season 2004/2005						1.4	23.2				24.6	1,474
Season 2005/2006	Ordinary Sales							11.9	9.9		21.8	915
	Governmental Stock etc.							0.2	6.5		6.7	-
	2005/2006 total							12.0	16.3		28.3	915
Season 2006/2007	Ordinary Sales									5.2*	-	-
	Governmental Stock etc.									17.9*	-	-
	2006/2007 total									23.1*	-	-
Full-Year Sales		12.4		11.6	8.6		35.2		39.5*			

* Forecast

** Total patients number of the controlled samples in the Infectious Diseases Weekly Report, period between late October and mid-April, published by Japan's National Institute of Infectious Diseases


CHUGAI

Overview of R&D Activities

CHUGAI PHARMACEUTICAL CO.,LTD.
Vice President
General Manager of Strategic Planning Dept.
for Strategic Marketing Unit
Satoshi Miki

October 24, 2006



July 2006 – October 2006 R&D Topics

■July	Invirase	Filed	(HIV/Tablet)
■Sep	Invirase	Approved	(HIV/Tablet)
■Sep	R484 (Bonviva)	Co-development agreement signed	(osteoporosis)
■Sep	TP300	Phase 1 started	(colorectal cancer)
■Sep	CHS13340	Development suspended*	(osteoporosis)

* Development and marketing rights were returned to Daiichi Asubio Pharma Co., Ltd., and the co-development agreement was terminated.

Contacts:

Corporate Communications Group

Tel: +81 (0)3-3273-0881 Fax: +81 (0)3-3281-6607
e-mail: pr@chugai-pharm.co.jp

Yuji Yamashita, Seiji Shimada, Hiroshi Araki

Investor Relations Group

Tel: +81 (0)3-3273-0554 Fax: +81 (0)3-3281-6607
e-mail: ir@chugai-pharm.co.jp

Mac Uchida, Kae Maeda, Tomoko Shimizu, Yusuke Tokita

in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation.







Translation

July 18, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Yoshio Itaya, VP & General Manager, Finance & Accounting Dept.
Tel: +81-(0)3-3281-6611

Flash Report of the Interim Financial Results for the Fiscal Term ended June 30, 2006

On July 20, 2006 (Central European Time), the Roche Group, which incorporates Roche Pharmholding B.V., the parent company of Chugai Pharmaceutical Co., Ltd. ("Chugai"), will announce its half year results for fiscal year 2006 based on international accounting standards. As some financial information on Chugai will be included in the announcement, Chugai hereby announces its flash report of the interim financial results for the fiscal term ending in December 2006 (January 1, 2006 to December 31, 2006) in pursuit of timely and fair disclosure to its shareholders and investors, prior to the announcement of its parent company.

The announcement of full financial statements is scheduled on July 31, 2006.

1. Interim Financial Results for the fiscal term ended June 2006 (January to June 2006)

(Millions of yen)
(Consolidated) Figures are rounded to the nearest 100 million.

	Net Sales	Operating Income	Recurring Profit	Net Income
Results for Jan.—Jun., 2006 (A)	152,600	27,700	30,100	19,000
Results for Jan.—Jun., 2005 (B)	159,200	39,900	42,700	28,000
Difference between A and B	-6,600	-12,200	-12,600	-9,000
Change	-4.1%	-30.6%	-29.5%	-32.1%

(Millions of yen)

(Non-consolidated) Figures are rounded to the nearest 100 million.

	Net Sales	Operating Income	Recurring Profit	Net Income
Results for Jan.—Jun., 2006 (A)	146,500	24,500	27,600	17,800
Results for Jan.—Jun., 2005 (B)	153,200	36,700	40,100	27,400
Difference between A and B	-6,700	-12,200	-12,500	-96,000
Change	-4.4%	-33.2%	-31.2%	-35.0%

Consolidated sales fell below the same period last year. Sales were strong for our anti-tumor agent Herceptin, a humanized anti-HER2 monoclonal antibody, and Evista, an osteoporosis treatment, as well as overseas sales of Neutrogin, our recombinant human granulocyte-colony stimulating factor (rG-CSF). On the other hand, sales of our anti-influenza agent Tamiflu decreased from the same period last year, as this year's moderate influenza season ended in February, earlier than the previous year when a large-scale outbreak occurred in February and March. Also, sales of the recombinant human erythropoietin Epogin, our mainstay product, decreased, resulting from the introduction of the flat-sum reimbursement system for dialysis treatment.

At the profit level, operating income, recurring profit and net income all decreased due to a decline in sales, an increase in the personnel cost and aggressive investments in R&D activities.

Chugai has also announced today, a revision to the interim financial outlook. Please refer to "Revision of Interim Financial Outlook for Fiscal Year 2006 (January 1 – December 31, 2006)" for details.

2. *Consolidated Sales of the Mainstay Products for January 1 – June 30, 2006*

(Millions of Yen)

Figures are rounded to the nearest 100 million.

	Jan.—Jun., 2006	Jan.—Jun., 2005
Epogin	31,000	33,200
Neutrogin	16,500	14,900
Tamiflu	16,300	23,200
Sigmart	8,600	9,100
Rituxan	8,100	8,100
Alfarol	7,000	7,600
Herceptin	6,400	4,900
Kytril	6,000	5,500
Evista	5,800	3,600
Suvenyl	4,100	3,700
Oxarol	3,500	3,400
Furtulon	3,400	4,700
Rythmodan	3,200	3,500
Pegasys	3,000	3,700
Rocephin	2,600	2,600
Renagel	2,300	2,100
Euglucon	2,100	2,400
Xeloda	1,200	1,200


FASF
MEMBERSHIP


CHUGAI
Roche Group

Translation

July 18, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Yoshio Itaya, VP & General Manager, Finance & Accounting Dept.
Tel: +81-(0)3-3281-6611

Revision of Interim Financial Outlook for Fiscal Year 2006 (January 1 – December 31, 2006)

Chugai Pharmaceutical Co., Ltd. announced today that the company revises the interim financial outlook for fiscal year 2006 (January - December, 2006), originally released on February 9, 2006.

1. The revision of the interim financial outlook for fiscal year 2006 (January ~ June, 2006)

(Consolidated) (Millions of yen, %)

		Net Sales	Operating Income	Recurring Profit	Net Income
Original outlook (Released February 9, 2006)	(A)	147,500	23,500	24,100	13,900
Revised outlook	(B)	152,600	27,700	30,100	19,000
Variance	(B-A)	5,100	4,200	6,000	5,100
(% Change)		3.5	17.9	24.9	36.7
Half Year ended June 30, 2005		159,243	39,925	42,734	28,047

(Non-consolidated) (Millions of yen, %)

		Net Sales	Operating Income	Recurring Profit	Net Income
Original outlook (Released February 9, 2006)	(A)	142,500	20,500	21,800	13,300
Revised outlook	(B)	146,500	24,500	27,600	17,800
Variance	(B-A)	4,000	4,000	5,800	4,500
(% Change)		2.8	19.5	26.6	33.8
Half Year ended June 30, 2005		153,156	36,686	40,106	27,360

2. The reason for the revisions

Despite a decline in sales of the recombinant human erythropoietin Epogin, due to the introduction of the flat-sum reimbursement system for dialysis treatment, there was an increase in sales of the anti-influenza agent Tamiflu to the government, and an increase in overseas sales of the recombinant human G-CSF Neutrogin. Therefore, we have decided to revise the interim sales outlook.

Revisions are also made to operating income, recurring profit and net income. In addition to the increase in gross profit resulting from the increased sales, a portion of the selling, general and administrative expenses is expected to be shifted to the latter half of the year, and gains were realized from sales of investment securities and from settlements related to office closure, etc.

Full year financial outlook for fiscal year 2006 will be released at the announcement of the interim result, scheduled on July 31, 2006.

* The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.

Translation

July 20, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces 2006 Half Year Results

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its 2006 Half Year Results (January 1 – June 30, 2006) Roche owns 50.1% of Chugai's outstanding shares (50.6% of voting rights) since October 1, 2002 (as of December 31, 2005). Its press release, presentation materials and half year report can be found on its Website (http://www.roche.com).

Media Release Presentation (PDF) Half Year Report 2006 (PDF)

Chugai's sales for the period of January 1 to June 30, 2006 are included in the announced Roche Group's results. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's interim results for fiscal 2006 (January – June, 2006) are scheduled to be announced on July 31, 2006.

Translation

September 12, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Co-Development and Co-Marketing Agreement Secured for the Antiresorptive Bisphosphonate R484

September 12, 2006 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo; President: Osamu Nagayama] announced today that it has entered into an agreement with Taisho Pharmaceutical Co., Ltd. ("Taisho") [Head Office: Toshima-ku, Tokyo; President: Akira Uehara] to co-develop and co-market R484 [generic name: ibandronic acid], a bisphosphonate which Chugai is currently developing in Japan for the treatment of osteoporosis. Under the agreement, Chugai will co-develop the compound with Taisho and co-market it with Taisho Toyama Pharmaceutical Co., Ltd.[Head Office: Toshima-ku, Tokyo; President: Akira Ohira], a subsidiary of Taisho. Chugai will receive an upfront fee and milestone payments from Taisho.

R484, a bisphosphonate compound owned by Roche, demonstrates a strong inhibitory effect on bone resorption. A less frequent dosing and administration has been developed (for oral and injection) to improve convenience and compliance by reducing complicated restrictions when administering the medicine and to reduce the adverse reactions often seen in oral bisphosphonate preparations, mainly reactions related to the gastrointestinal track. In Japan, a phase II clinical trial is ongoing for the oral formulation and a phase II clinical trail has been completed for the injectable formulation.

Since there are an estimated 12 million osteoporosis patients in Japan, it is becoming increasingly important to develop a drug which increases bone mass and reduces the risk of bone fractures, while being easy to administer. R484 is expected to become a next generation osteoporosis treatment that improves compliance by decreasing the problems associated with the conventional bisphosphonates, and offers patients more choice of administration routes.

Chugai and Taisho are determined to provide patients with access to this new osteoporosis treatment as early as possible, and believe the joint effort to develop R484 will accelerate the process.

Notes to editor

Overseas, Roche and their co-development partner, GSK, markets the product under the brand name Bonviva (Boniva in US) as a once-monthly oral formulation and a once-every-three-months injection formulation for the treatment of osteoporosis in post menopausal women.

Translation

October 17, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces Third Quarter Sales 2006

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its third quarter sales 2006 (January 1 – September 30, 2006). Roche owns 50.1% of Chugai's outstanding shares (50.6% of voting rights) since October 1, 2002 (as of June 30, 2006). Its press release and presentation materials can be found on its Website (http://www.roche.com).

Media Release Presentation[PDF]

Chugai's sales for the period of January 1 to September 30, 2006 are included in the announced Roche Group's sales. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's third quarter results for fiscal 2006 (January – September, 2006) are scheduled to be announced on October 24, 2006.

ARTICLES OF INCORPORATION OF CHUGAI PHARMACEUTICAL CO., LTD.

(Amended as of March 23, 2006)

CHAPTER 1 GENERAL RULES

Article 1 (Trade Name)

The Company shall be called Chugai Seiyaku Kabushiki Kaisha and the English name of the Company shall be CHUGAI PHARMACEUTICAL CO., LTD.

Article 2 (Purposes)

The purposes of the Company shall be to engage in the following businesses:

(1) Manufacturing, sale and purchase and importation and exportation of the following items:
  (a) Pharmaceuticals, non-pharmaceuticals, reagents, industrial chemicals, agricultural chemicals, fertilizers, cosmetics, perfumes and other chemical products;
  (b) Medical appliances, sanitary supplies, measures, scales and gauges, analytical appliances, horticulture supplies;
  (c) Foodstuffs and food additives, beverages, alcoholic beverages, seasonings, feeds and feeds additives;
  (d) Glass, paper, plastic and metal containers and packaging materials;
(2) Undertaking of basic and applied researches of medical substances, research activities and undertaking thereof, and consultation business;
(3) Production, sale and purchase and importation and exportation of laboratory animals and pet animals such as dogs, cats, etc.;
(4) Sale and purchase; lease and management of real estate properties and intermediary thereof, and operation of parking garages;
(5) Warehousing industry, trucking business and forwarding business;
(6) Business in connection with non-life insurance agent and offering of life insurance;
(7) Publishing and printing business;
(8) Undertaking of data processing business and information provision services; and
(9) Any business incidental or relating to any of the foregoing items.

Article 3 (Location of Head Office)

The Company shall have its head office in Kita-ku, Tokyo.

Article 4 (Method of Giving Public Notice)

Public notices of the Company shall be given electronically. Provided, however, that if public notice cannot be made electronically by reason of an accident or any other unavoidable event, public notices shall be given by publication of the Nihon Keizai Shimbun.

CHAPTER 2 SHARES

Article 5 (Total Number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be 799,805,050 shares; provided, however, that in case of retirement of treasury shares, the number of such retired shares shall be decreased in proportion.

Article 6 (Purchase of Shares)

The Company may purchase its shares upon resolution of the Board of Directors.

Article 7 (Number of Shares to Constitute One Unit (tangen))

The number of shares to constitute one unit (tangen) of shares of the Company shall be 100 shares.

Article 8 (No Issue of Share Certificates constituting less than One Unit (tangen))

The Company shall not issue any share certificate constituting less than one unit

(hereinafter referred to as the"tangen-miman-kabushiki"), unless otherwise provided in the Share Handling Regulations.

Article 9 (Additional Purchase of Shares Constituting less than One Unit)

Any shareholder holding shares less than one unit (tangen) of the Company (including beneficial owners, hereinafter the same) may, pursuant to the Share Handling Regulations, request the sale of the number of shares that will constitute one unit in total when combined with the shares constituting less than one unit.

Article 10 (Transfer Agent)

1. The Company shall have a transfer agent with respect to shares, and such transfer agent shall handle the registration of a transfer of shares, registration of a pledge, notation of trust property or obliteration thereof, delivery of share certificates, purchase and additional purchase of shares constituting less than one unit (tangen), registration of lost share certificates and acceptance of a notification and any other business relating to shares, not by the Company.
2. The register of shareholders, the register of beneficial owners (hereinafter collectively referred to as the "Register of Shareholders") and a register for lost share certificates shall be kept at the business office of the transfer agent.
3. The transfer agent and location for the handling of its business shall be selected by a resolution of the Board of Directors and shall be publicly noticed.

Article 11 (Share Handling Regulations)

Matters with respect to the registration of transfer of shares, purchase and additional purchase of shares constituting less than one unit (tangen), and other matters relating to shares of the Company shall be governed by Share Handling Regulations to be established by the Board of Directors.

Article 12 (Record Date)

1. Any shareholders entitled to exercise shareholder's rights at the ordinary general meeting of Shareholders shall be the Shareholders duly entered or recorded in the final Register of Shareholders as of December 31 of each year.
2. In addition to the foregoing paragraph, the Company may, when necessary, determine a record date by giving advance public notice pursuant to a resolution of the Board of Directors.

CHAPTER 3 GENERAL MEETING OF SHAREHOLDERS

Article 13 (Convocation of a Shareholders Meeting)

1. The ordinary general meeting of Shareholders of the Company shall be convened in March in each year, and an extraordinary general meeting of Shareholders shall be convened whenever necessary.
2. Unless otherwise provided in laws or ordinances, the President shall convene a general meeting of Shareholders in accordance with a resolution of the Board of Directors; provided, however, that in case the President is unable to convene, another Representative Director shall, in the order previously fixed by the Board of Directors, convene such meeting.
3. A General meeting of Shareholders of the Company shall be convened in Tokyo.

Article 14 (Chairman of Meeting)

The President shall act as a Chairman of a general meeting of Shareholders; provided, however, that in case the President is unable to act, another Director shall, in the order previously fixed by the Board of Directors, act in his place.

Article 15 (Method of Ordinary Resolution)

Unless otherwise provided in laws, ordinances or in these Articles of Incorporation, resolutions of a Shareholders meeting shall be adopted by a majority of the votes of Shareholders present.

Article 16 (Exercise of Voting Rights by Proxy)
A Shareholder may exercise his voting rights through another Shareholder having voting rights, as his proxy.

CHAPTER 4. DIRECTORS AND BOARD OF DIRECTORS

Article 17 (Election of Directors)
1. Directors shall be elected at a general meeting of Shareholders by its resolution.
2. Resolution for the election of Directors shall be adopted by a majority of the votes of Shareholders present at a Shareholders meeting who hold shares representing not less than one-third (1/3) of the total number of the voting rights of all Shareholders.
3. No cumulative voting shall be used for the election of Directors.

Article 18 (Term of Office of Directors)
The term of office of Directors shall expire at the close of the ordinary general meeting of Shareholders relating to the closing of the accounts lastly held within two (2) years after their assumption of office.

Article 19 (Convening a Meeting of the Board of Directors and Chairman)
1. The President shall, unless otherwise provided in laws and ordinances, convene a meeting of the Board of Directors, and shall act as a Chairman of such meeting; provided, however, that in case the President is unable to act, another Director shall, in the order previously fixed by the Board of Directors, act in his place.
2. Convocation of a meeting under the preceding paragraph shall be notified to each Director and each Corporate Auditor one (1) week prior to the date of the meeting; provided, however, that the meeting may be held without such convening procedure, if consented to by all of the Directors and Corporate Auditors.

Article 20 (Regulations of the Board of Directors)
Unless otherwise provided by laws, ordinances or in these Articles of Incorporation, any matters relating to the Board of Directors shall be governed by the regulations of the Board of Directors.

Article 21 (Representative Directors and Directors with Specific Titles)
1. Directors representing the Company shall be elected by a resolution of the Board of Directors.
2. The Board of Directors may appoint a Chairman of the Board, a Vice Chairman and a President.

Article 22 (Remuneration and Retirement Gratuities of Directors)
Remuneration and retirement gratuities of Directors shall be determined by a resolution of a general meeting of Shareholders.

Article 23 (Agreement with External Director to Limit Liability)
The Company may conclude an agreement with an external Director to limit his or her liability to the fullest extent of the amount that is provided by law or ordinances, if any act of the external Director mentioned in Article 266, Section 1, item (v) of the Commercial Code causes damages to the Company and so long as such external Director acts in good faith and there is no material negligence to conduct his or her duty.

CHAPTER 5 CORPORATE AUDITORS AND

BOARD OF CORPORATE AUDITORS

Article 24 (Election of Corporate Auditors)

1. Corporate Auditors shall be elected at a general meeting of Shareholders by its resolution.
2. Resolution for the election of Corporate Auditors shall be adopted by a majority of the votes of Shareholders present at a Shareholders meeting who hold shares representing not less than one-third (1/3) of the total number of the voting rights of all Shareholders.

Article 25 (Term of Office of Corporate Auditors)

1. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of Shareholders relating to the closing of the accounts lastly held within four (4) years after their assumption of office.
2. The term of office of Corporate Auditors elected to fill vacancies shall expire at the same time as the term of office of their predecessor would have expired.

Article 26 (Convening a Meeting of the Board of Corporate Auditors)

Convocation of a meeting of the Board of Corporate Auditors shall be notified to each Corporate Auditor three (3) days prior to the date of the meeting; provided, however, that the meeting may be held without such convening procedure, if consented to by all of Corporate Auditors.

Article 27 (Regulations of the Board of Corporate Auditors)

Unless otherwise provided in laws, ordinances or in these Articles of Incorporation, any matters relating to the Board of Corporate Auditors shall be governed by the regulations of the Board of Corporate Auditors.

Article 28 (Full-time Corporate Auditors)

1. The Company shall assign one (1) or more full-time Corporate Auditors.
2. Full-time Corporate Auditors under the preceding paragraph shall be appointed by mutual voting of Corporate Auditors.

Article 29 (Remuneration of Corporate Auditors)

Remuneration of Corporate Auditors shall be determined by a resolution of a general meeting of Shareholders.

CHAPTER 6 ACCOUNTING

Article 30 (Closing of Accounts)

The Company's closing of accounts shall be December 31 in each year.

Article 31 (Dividend of Profit)

Dividends of profit shall be paid to the Shareholders or registered or recorded pledgees appearing on the Register of Shareholders as of the closing of accounts in each year.

Article 32 (Interim Dividends)

The Company may, by a resolution by the Board of Directors, make interim dividends to the Shareholders or registered or recorded pledgees appearing on the final Register of Shareholders as of June 30 in each year.

Article 33 (Conversion of Convertible Bonds and Dividends)

For the purpose of payment of the first dividend of profit (including interim dividends) on shares issued upon conversion of convertible bonds, such conversion shall be deemed to have taken place on January 1, if the conversion request is made from January 1 to June 30, or on July 1, if the conversion request is made from July 1 to December 31, and the payment shall be made accordingly.

CHUGAI

Article 34 (Period of Limitations for Dividends, Etc.)

The Company shall be relieved of the obligation to pay any dividend of profit or any interim dividends if the same shall have not been claimed by the Shareholder or registered pledgees until after three (3) full years from the day the same becomes due and payable.

Automatic Amendments based on "Adjustment Law for Enforcement of Corporation Law" ("Adjustment Law")

By effect of Adjustment Law, the followings are regarded as provisions in Chugai's Articles, although they are not in the current wordings of Chugai's Articles.

1. The Company issues share certificates for shares of the Company. (Adjustment Law Article 76 Section 4)
2. The Company sets an administrator of the shareholder register. (Adjustment Law Article 80 Section 1)
3. The Company sets a board of directors. (Adjustment Law Article 76 Section 2)
4. The Company sets statutory auditors. (Adjustment Law Article 76 Section 2)
5. The Company sets a board of statutory auditors. (Adjustment Law Article 52)
6. The Company sets accounting auditors. (Adjustment Law Article 52)